Raiffeisen INTERNATIONAL
Member of RZB Group

RECEIVED
2006 JUN -1 P 1:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

06013962

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

23rd May 2006

Reference: Raiffeisen International Bank-Holding AG
<u>Information pursuant to Rule 12g3-2(b) for File No.82-34958</u>

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since the time of our application for exemption.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

Alisdair Swanney
Investor Relations

Raiffeisen INTERNATIONAL
Member of RZB Group

May 22, 2006 - 10:51

Ad-hoc Release
Ad-hoc Release according to §48d Abs. 1 BörseG

Raiffeisen International acquires Impexbank in Russia

Vienna, 1st February 2006. Late at night, on 31st January 2006, Raiffeisen International Bank-Holding AG (Raiffeisen International) (ISIN: AT0000606306) signed a contract for the acquisition of 100 per cent of JSC Impexbank (Impexbank) in Russia.
The purchase price will be up to USD 550 million plus a possible price adjustment resulting from the revaluation of a real estate asset. The transaction is subject to a successful closing in particular the consent of the competent authorities like the Austrian Financial Market Authority, the Central Bank of Russia and the merger control authorities in Austria and Russia. The acquisition marks an acceleration in Raiffeisen International's existing retail strategy in Russia. Raiffeisen International will become the largest foreign owned banking group in Russia with the acquisition of Impexbank.

Impexbank was founded in 1993 and is owned by several Russian companies. Its business focus is primarily on retail customers and SMEs and it operates through a nationwide distribution network of approximately 190 branches and offices as well as 350 consumer finance outlets. The bank had total assets of Euro 1.2 billion, a net income of Euro 9.0 million and employed 4,320 people in the first half of 2005.

Raiffeisen International is already represented in Russia by ZAO Raiffeisenbank Austria, which started operations in 1997. Raiffeisenbank had a balance sheet total of Euro 3.0 billion with 23 business outlets and 1,312 staff in the first half of 2005.

For further information please contact:

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138
investor.relations@ri.co.at
http://www.ri.co.at

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Raiffeisen INTERNATIONAL
Member of RZB Group

May 18, 2006 - 13:04

Ad-hoc Release

Raiffeisen International: Full Year Report 2005

- Consolidated profit is up almost 83% to EUR 382 mn in 2005 (2004 EUR 209 mn)
- Retail segment profit growth of 184% to EUR 118 mn and contribution to total group profit of 21%
- At the end of February 2006 we passed the 10 mn customer mark (End of 2005: 9.7 mn)
- Asset growth of over 40% in 2005
- Cost/income ratio improved to 61.6% (2004: 63.5%) despite continued opening of new branches
- Proposed dividend per share EUR 0.45

Income Statement in EUR	**1-12/2005**	**1-12/2004***
Net interest income after provisioning	1,034.8	665.9
Net commission income	406.8	299.7
Trading profit	300.8	220.1
General administrative expenses	(1,162.5)	(823.3)
Profit before tax	568.6	340.8
Profit after tax	459.6	269.8
Consolidated profit (without minorities)	382.3	209.4
Balance Sheet in EUR mn	**31.12.2005**	**31.12.2004***
Equity (incl. minorities and profit)	3,276	2,177
Balance-sheet total	40,695	8,907
Bank Specific Information	**31.12.2005**	**31.12.2004***
Core capital ratio (Tier 1), banking book	9.0%	11.8%
Core capital ratio (Tier 1), incl. market risk	8.0%	10.1%
Own funds ratio	9.8%	12.0%
Performance	**1-12/2005**	**1-12/2004***
Return on equity (ROE) before tax	21.8%	22.2%
Return on equity (ROE) after tax	17.6%	17.6%
Cost/income ratio	61.6%	63.5%
Risk/earnings ratio	13.9%	17.1%
Earnings per share in EUR	2.79	1.93
Resources	**31.12.2005**	**31.12.2004**
Number of staff	43,614	22,851
Business outlets	2,443	916

* Because of amended and new IFRS rules, comparative figures have been adjusted slightly.

For further information please contact:

Susanne Langer Raiffeisen International Bank-Holding AG

Head of Investor Relations Am Stadtpark 9
investor.relations@ri.co.at A-1030 Wien
phone +43-1-71707-2089
http://www.ri.co.at

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Raiffeisen INTERNATIONAL
Member of RZB Group

May 18, 2006 - 13:04

Ad-hoc release

Ad-hoc Release according to §48d Abs. 1 BörseG

Raiffeisen International has decided to start negotiations to sell Raiffeisenbank Ukraine

Vienna, 4th April 2006. The Managing Board of Raiffeisen International Bank-Holding AG (Raiffeisen International) (ISIN: AT0000606306) has decided to start negotiations to sell 100% of the shares of JSCB Raiffeisenbank Ukraine. Should the negotiations not come to a successful conclusion in several weeks, then a merger with Bank Aval, which was acquired in 2005, will take place.

Raiffeisenbank Ukraine has been operational since 1998 and had total assets of over Euro 1.2 billion, as well as 39 branches, at the end of 2005. Raiffeisenbank Ukraine has been active predominantly in the corporate segment. This makes the bank one of the smaller network banks in the Raiffeisen International Group. The transaction could generate a substantial extraordinary gain for the Raiffeisen International Group reflecting a multiple of the book value of Raiffeisenbank Ukraine. The Managing Board of Raiffeisen International does not intend to follow a similar strategy in Russia in connection with the forthcoming purchase of Impexbank.

The sale of Raiffeisenbank Ukraine would eliminate merger costs with Bank Aval, which was purchased in 2005. Furthermore it would be possible to speed up the transformation process. The Raiffeisen brand would not be included in the sale, instead it would be incorporated into the Bank Aval name. The Aval brand will be re-branded into Raiffeisen Bank Aval. Raiffeisen International's further expansion in the high growth banking sector in Ukraine would be continued by Raiffeisen Bank Aval.

After a possible sale, the Raiffeisen Bank Aval would still play a leading role as the second largest bank in the Ukrainian market, with total assets of Euro 3.4 billion and 1,342 branches.

For further information please contact:

Susanne E. Langer
Head of Investor Relations
Raiffeisen International Bank-Holding AG
A-1030 Vienna, Am Stadtpark 9
Tel.: +43 (1) 717 07 2089
Fax: +43 (1) 717 07 2138
investor.relations@ri.co.at
http://www.ri.co.at

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Raiffeisen INTERNATIONAL
Member of RZB Group

May 18, 2006 - 13:04

Ad-hoc release

Raiffeisen International: First Quarter Results 2006

- Consolidated profit is up 34%, in comparison to 1Q 2005, to more than EUR 124 million
- ROE before tax improves to 23.7% in comparison to 21.8% at year end 2005
- Cost/income ratio 58.4%
- Number of customers now exceeds 10 million and is currently growing by more than100,000 per month
- Retail strategy gains momentum through acquisition of 100% stake in Impexbank
- Profit before tax contribution from CIS segment now 30%

Income Statement in EUR mn	**1-3/2006**	**1-3/2005**
Net interest income after provisioning	322.8	230.2
Net commission income	185.0	83.5
Trading profit	29.9	55.1
General administrative expenses	(347.5)	(240.9)
Profit before tax	193.9	133.3
Profit after tax	151.5	109.3
Consolidated profit (after minorities)	124.2	92.8
Balance Sheet in EUR mn	**31.03.2006**	**31.12.2005**
Equity (incl. minorities and profit)	3,414	3,277
Balance-sheet total	41,983	40,695
Bank Specific Information	**31.03.2006**	**31.12.2005**
Core capital ratio (Tier 1), banking book	8.6%	9.0%
Core capital ratio (Tier 1), incl. market risk	7.6%	8.0%
Own funds ratio	9.4%	9.8%
Performance	**1-3/2006**	**1-3/2005**
Return on equity (ROE) before tax	23.7%	24.7%
Return on equity (ROE) after tax	18.5%	20.3%
Cost/income ratio	58.4%	59.9%
Risk/earnings ratio	14.6%	11.0%
Earnings per share in EUR	0.87	0.74
Resources	**31.03.2006**	**31.12.2005**
Number of staff	44,101	43,614
Business outlets	2,508	2,443

For further information please contact:

Susanne Langer Raiffeisen
Head of Investor Relations
International Bank-Holding AG

Am Stadtpark 9
1030 Vienna, Austria
phone +43-1-71707-2089
investor.relations@ri.co.at
http://www.ri.co.at

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Raiffeisen INTERNATIONAL
Member of RZB Group

May 18, 2006 - 13:05

Press Release

Vienna, 1 February 2006

Raiffeisen International acquires Russian Impexbank

Strong retail banking franchise with countrywide branch network. Forming largest foreign-owned banking group in Russia. Consequent focus on high-growth countries.

Raiffeisen International Bank-Holding AG (Raiffeisen International) acquires 100 per cent of Russian JSC Impexbank subject to the approval of the transaction by the Central Bank of Russia and relevant authorities in Russia and Austria. An agreement was signed between both parties in Vienna last night. The acquisition marks an acceleration of Raiffeisen International's existing retail strategy in Russia. With this acquisition, Raiffeisen International, a member of RZB Group, will become the largest foreign-owned banking group in Russia.

Successful retail bank with strong countrywide branch network

Impexbank was founded in 1993 and is owned by seven Russian companies. Its business focus is primarily on retail customers who are served through its nationwide distribution network of approximately 190 branches and offices as well as 350 consumer finance outlets. As of 30 June 2005, the bank showed total assets amounting to € 1.2 billion, a net income of € 9.0 million and it employed 4,320 people.

"This acquisition substantially enhances our market presence both regionally as well as with our target customer groups. With the strong regional presence of Impexbank in Russia we will stop our own ambitious branch expansion programme. We can now fully focus on attracting new retail and SME customers in the entire country", said Herbert Stepic, CEO of Raiffeisen International.

Purchase price: In the range of maximal USD 550 million

Raiffeisen International will pay the purchase price in two tranches. The first tranche of up to USD 500 million will be due upon presentation of the audited financial results of 2005. The second tranche of up to USD 50 million will be payable upon presentation of the audited financial results 2006. This results in a maximal purchase price of USD 550 million (plus a possible price adjustment resulting from the revaluation of a real-estate asset) for the full acquisition of Impexbank. "This acquisition is, due to the small overlap in the branch networks, commercially as well as strategically highly valuable for us. We save a minimum of four years versus organic branch development in Russia", Martin Grüll, CFO of Raiffeisen International, added.

Consequent focus on high-growth countries

The Russian banking market is by far the largest in Central and Eastern Europe (CEE). From January until October 2005, the market grew by 39 per cent in Euro-terms to € 263 billion in total assets. Comparing total assets with GDP shows the market's tremendous growth potential. While total assets account for 78.1 per cent of GDP in the new EU-Member states of Central Europe, this ratio is only at 42.5 per cent in Russia. Especially the business with private individuals and small and medium-sized enterprises (SME) shows high growth rates.

Largest foreign-owned banking group in Russia

With the acquisition of Impexbank Raiffeisen International becomes the largest foreign-owned

banking group in Russia. Together, Raiffeisenbank and Impexbank will form the seventh largest bank in this market of 143 million inhabitants. The Russian banking market is highly concentrated and fragmented at the same time. More than 1,500 banks are registered in the country, while the Top Five accounted for 46.9 per cent of total banking assets at the end of 2004.

Raiffeisen International has been present in Russia since 1997 through its subsidiary ZAO Raiffeisenbank Austria. Raiffeisenbank showed total assets of € 3.0 billion as of 30 June 2005, placing it at Number 10 in the country. At the time the bank employed 1,312 people and operated 23 business outlets.

Raiffeisenbank has made its mark in the Russian corporate finance market through a series of debut transactions. It syndicated the first unsecured transaction to a non-state company for the leading retail chain Pyaterochka with a value of RUB 1.5 billion (approximately € 42.5 million). The financial magazine Global Finance has awarded Raiffeisenbank as "Best Syndicated Loans Arranger in Russia" in 2003 and 2005.

The expansion of its regional presence to Yekaterinburg, Novosibirsk and Samara has brought Raiffeisenbank numerous new customers in corporate and retail banking. The latter has seen almost a doubling of customer numbers to more than 200,000. As of 30 June 2005, the private loan portfolio exceeded USD 500 million. In October, the retail deposit volume surpassed the mark of USD 1 billion and the bank had issued 250,000 debit and credit cards.

Ninth successful acquisition since 2000

The purchase of Impexbank is Raiffeisen International's ninth acquisition since 2000. "We have shown and proven in the past that we are capable of integrating new units into the group swiftly and smoothly. This is also underlined by the current transformation process in Ukraine. We have acquired Bank Aval not even six months ago and we are well on time, this will also be the case with Impexbank", Stepic added.

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Raiffeisen INTERNATIONAL
Member of RZB Group

May 18, 2006 - 13:06

Press Release

Vienna, 30 March 2006

Record Year for Raiffeisen International

Consolidated net profit surges by 83 per cent to € 382 million. Total assets grow by 41 per cent to almost € 41 billion. Successful IPO followed by largest acquisition in the company's history – Bank Aval. Growing importance of retail banking as well as Southeastern Europe and CIS segments as planned.

Raiffeisen International Bank-Holding AG, operating the Central and Eastern European subsidiaries of its parent company Raiffeisen Zentralbank Österreich AG (RZB), has ended the business year 2005 with record profit growth. Consolidated net profit (after tax and minorities) amounted to € 382.3 million (2004: € 209.4 million), surging by € 172.9 million (82.6 per cent). Profit before tax climbed to € 568.6 million (2004: € 340.8 million), while Profit after tax rose to € 459.6 million (2004: € 269.8 million). Earnings per share increased by € 0.86 to € 2.79 (2004: € 1.93). All figures according to International Financial Reporting Standards (IFRS).

Herbert Stepic, CEO of Raiffeisen International: „The business year 2005 was not only the most eventful, but also the most successful in the history of Raiffeisen International. We have successfully completed the largest IPO in Austrian history and, with Bank Aval, closed the largest acquisition in the long history of Raiffeisen. Finishing the year with the largest profit increase in the history of this company completes the pleasant picture. Over the past three years, we have almost quadrupled our consolidated profit."

In 2005, Raiffeisen International acquired JSPP Bank Aval in Ukraine, becoming the largest banking group in this growth market of 50 million inhabitants. In February 2006, Raiffeisen International announced the acquisition of Russian Impexbank, which is expected to be completed by the middle of May. Upon completion of the acquisition, Raiffeisen International will become the largest international banking group operating in this growth market of 140 million people.

„Our strategic position to utilize the long-term growth potential in the region is already superb. Especially in the high growth markets Southeastern Europe and CIS we have an unparalleled market position, which already pays off", said Stepic with reference to the fact that these two regions already contribute 60 per cent to pre-tax profit. "With Impexbank, we are on the brink of a quantum leap in Russia."

Volume significantly increased – Total Assets grew by 41 per cent

Raiffeisen International has utilized the dynamic growth potential in the markets of Central and Eastern Europe (CEE) and significantly increased its customer business. Loans and advances to customers surged by 52.2 per cent to € 24.7 billion, while deposits from customers increased by 37 per cent to € 24.9 billion. Total assets grew by 40.8 per cent to € 40.7 billion, with two thirds accounted for by organic growth. Stepic: "Within the past two years we have doubled our assets and we are therefore one of the strongest growing banking groups in the region."

Operating Results and Efficiency further improved

Operating income improved across all components and grew by 45.5 per cent to € 1,887 million.

Net interest income amounted to € 1,202.1 million or 63.7 per cent thereof and experienced the strongest growth with 49.6 per cent. Net commission income improved by 35.8 per cent to € 406.8 million, while trading profit surged 36.6 per cent to € 300.8 million.

Due to tight cost management, general administrative expenses increased only by 41.2 per cent to € 1,162.5 million despite significant investments and stayed below the increase of operating income. Resulting profit from operating activities increased by 52.9 per cent to € 725 million. The Cost/Income ratio, which represents general administrative expenses in relation to operating income, further improved from 63.5 per cent to 61.6 per cent.

Enhanced Risk/Earnings Ratio

The provisioning for impairment losses climbed by 21.6 per cent to € 167.3 million which is significantly less than the increase of net interest income (plus 49.6 per cent). "We have improved in all major risk ratios", said Martin Grüll, CFO of Raiffeisen International.

The provisioning ratio decreased by 0.17 percentage points to 0.81 per cent (2004: 0.98 per cent). The share of non-performing loans of the total credit portfolio declined to 1.7 per cent (2004: 2.4 per cent). The resulting coverage ratio (total provisioning for impairment losses/non-performing loans) improved to 154.1 per cent (2004: 96.9 per cent). The risk/earnings ratio advanced from 17.1 per cent in 2004 to 13.9 per cent. "We have already achieved our medium-term target to get below 15 per cent", Grüll added.

Equity Base significantly strengthened

At year-end 2005, Raiffeisen International's equity (including minorities and consolidated profit) increased by 50.5 per cent to € 3,276.4 million (2004: 2,177 million). Return on Equity (ROE) before tax amounted to 21.8 per cent, a decrease of 0.4 percentage points compared to 2004, which is attributed to the significantly expanded equity base.

The Group's Tier1 ratio for the banking book, which reflects the financial strength, came to 9.0 per cent (2004: 11.8 per cent). The Tier 1 ratio including market risk was 8.0 per cent (2004: 10.1 per cent), which is twice the amount required by law (4.0 per cent).

In April 2005, Raiffeisen International shares were floated on the Vienna Stock Exchange (issue price: € 32.50) in the biggest Initial Public Offering in Austria's history. In the course of the year the share price developed favourably und gained more than 70 per cent to € 55.55 by year-end. The Managing Board will propose a dividend of € 0.45 per share for the business year 2005 at the Annual General Meeting, which would yield a payout ratio of 16.8 per cent.

Branch Network substantially expanded, Customer Number almost doubled

In the past year Raiffeisen International continued to invest in the expansion of the branch network, adding 185 new outlets. In addition to that Bank Aval contributed 1,342 outlets, bringing the total number of outlets to 2,443, which is 1,527 or 167 per cent more than in the previous year.

The number of staff almost doubled in the reporting period to 43,614 (2004: 22,851), primarily due to the acquisition of Bank Aval. At year-end 2005 Raiffeisen International served 9.7 million customers almost double the number of the previous year (5 million). Of the 4.7 million increase 3.3 million were contributed by Bank Aval with the remaining 1.4 million (30 per cent) new customers accounted for by organic growth.

Segment Reporting

The business activities of Raiffeisen International are portrayed by business lines as well as regional segments.

Business Lines

The Retail Customers segment encompasses all private individuals, the self-employed and small and medium-sized enterprises with annual revenues of less than € 5 million. This segment registered the highest profit growth with 183.7 per cent in the year under review and contributed € 117.6 million to the Group's profit before tax (2004: € 41.5 million). The ROE before tax improved to 15.1 per cent (2004: 11.1 per cent) and the cost/income ratio to 78.6 per cent (2004: 83.6 per cent). Grüll: „The high investment in the expansion of the branch network fully pays off. With currently 10 million customers, we have a solid basis for sustainable growth".

The Corporate Customers segment comprises business with large corporates and middle market companies from CEE as well as companies from other countries that are active in the region, especially multinational corporates. The segment reached a profit before tax of € 336.8 million (2004: € 229.2 million). Pre-tax ROE was 26.9 per cent (2004: 29.4 per cent) and the cost/income ratio 40.2 per cent (2004: 41.8 per cent).

The Treasury segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by some group units. The segment earned a profit before tax of € 184.1 million (2004: € 111.9 million). Pre-tax ROE was 43.8 per cent (2004: 33.2 per cent) and the cost/income ratio 18.1 per cent (2004: 23.2 per cent).

Participations and Other recorded a loss of € 70.0 million (2004: € -- 41.8 million). Besides non-banking activities, this segment encompasses the refinancing as well as the management of equity participations.

Regional Segments

Central Europe encompasses the Czech Republic, Hungary, Poland, Slovakia and Slovenia. The segment recorded a profit before tax of € 229.9 million (2004: € 161.2 million). Pre-tax ROE was 17.5 per cent (2004: 18.9 per cent), and the cost/income ratio was 66.2 per cent (2004: 65.7 per cent).

Southeastern Europe contains Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania as well as Serbia and Montenegro. The segment recorded a profit before tax of € 187.7 million (2004: € 100.9 million). Pre-tax ROE was 22.6 per cent (2004: 21.7 per cent), and the cost/income ratio was 62.8 per cent (2004: 67.4 per cent).

Commonwealth of Independent States comprises Belarus, Kazakhstan, Russia and Ukraine. This segment recorded a profit before tax of € 151.0 million (2004: € 78.7 million). Pre-tax ROE was 32.3 per cent (2004: 36.0 per cent), and the cost/income ratio was 50.9 per cent (2004: 46.9 per cent).

Outlook for 2006

Total assets are expected to grow by at least 20 per cent per year until 2008 with the strongest growth anticipated in the CIS-countries, partly because of the acquisitions made there. In order to further improve the capital base the issue of hybrid Tier 1 capital is planned. Stepic: "We expect strong earnings growth for the medium term in the CIS-countries, above all in Ukraine and Russia. However, we expect that transformation costs resulting from acquisitions will burden the earnings in the short term. For 2006, we expect an increase in consolidated profit of more than 25 per cent."

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Raiffeisen INTERNATIONAL
Member of RZB Group

May 18, 2006 - 13:07

Press Release

Raiffeisen International Achieves Best Quarterly Result

Vienna, 10 May 2006

First-quarter profit before tax grows by 45 per cent to € 194 million. Retail banking significantly increases its pre-tax profit by 84 per cent to a total of € 51 million. Profit contribution from the CIS soars by 88 per cent to a total of € 57 million. After the successful acquisition of Impexbank, Raiffeisen International is now the leading western bank in the CIS.

With the result for the first quarter 2006, Raiffeisen International Bank-Holding AG achieved the highest quarterly profit in its history. The company recorded a first-quarter profit before tax of € 193.9 million. This is a rise by 45.4 per cent or € 60.6 million compared to the same period last year (€ 133.3 million). Profit after tax for the quarter amounted to € 151.5 million, which is an increase of 38.6 per cent (Q1/2005: € 109.3 million). After deducting third-party interests, this translates into a consolidated profit for the period of € 124.2 million, which is 33.9 per cent above the comparable figure for the previous year (€ 92.8 million). All figures are based on International Financial Reporting Standards (IFRS).

Herbert Stepic, CEO of Raiffeisen International, commented on the result, "We succeeded in getting a good start on the 2006 business year and are thus on target for the total year. It is not only the level of the result that is satisfactory, but primarily also the mix. Every fourth euro earned already comes from Retail banking."

Balance-sheet total rose to € 42 billion

The balance-sheet total of Raiffeisen International amounted to € 42.0 billion after the first quarter, which is an increase of 3.2 per cent over the figure for year-end 2005. In comparison to the first quarter 2005, total assets grew by one third or € 10.5 billion. Loans and advances to customers rose by 4.2 per cent since the end of 2005 and amounted to € 25.8 billion.

Deposits from customers rose by 3.4 per cent and totaled € 25.7 billion. Deposits from banks went up by 1.2 per cent to € 10.4 billion during the first three months of 2006, as compared to the end of 2005.

Sound expansion of operations

In comparison to the first quarter 2005, operating income clearly went up, namely by 48.1 per cent or € 192.8 million, and amounted to € 594.6 million. Net interest income recorded the biggest growth: It went up by 46.2 per cent to € 378.2 million. This growth is thus considerably above that of the mean balance-sheet total (plus 38 per cent), which is primarily due to interest margin improvement by 10 basis points, amounting to 3.65 per cent. This improvement is the result of above-average growth of the business volume in regions with higher interest margins.

For Martin Grüll, CFO of Raiffeisen International, this results from the group's strategic positioning: "We are growing especially in regions where significantly higher margins can be earned. Our strategy to enter into growth markets as an early mover and with broad geographical coverage is paying off. In Southeastern Europe and the CIS not only growth rates but also margins are the highest."

General administrative expenses rose less than operating income, namely by 44.3 per cent to € 347.5 million. The cost/income ratio consequently improved by 3.2 percentage points to 58.4 per cent.

Resulting profit from operating activities thus went up by 53.6 per cent, or € 86.2 million, to € 247.1 million. Provisioning for impairment losses went up by € 7.7 million to € 55.4 million compared to the fourth quarter 2005. Compared with the same period last year they grew by € 26.9 million. The biggest increase, namely € 12.1 million, comes from CIS. This is a logical consequence from the strong growth of business volume, but also from the fact that Bank Aval was not consolidated in the first quarter of 2005.

As compared to the end of the year, the staff number grew by 487 and totaled 44,101.

Equity continues to grow

Equity rose by 4.2 per cent, or € 136.7 million, to € 3,413 million since year-end 2005. The increase is mainly due to the profit after tax for the current period of € 151.5 million. Moreover, equity increased on account of exchange-rate fluctuations regarding Central and Eastern European currencies and capital hedges transacted in this connection in the net amount of € 11 million.

Total own funds expanded by € 58.6 million or 2.0 per cent to € 2,996.2 million. The own funds ratio was at 9.4 per cent, after 9.8 per cent at the end of the year. The core capital ratio (Tier 1, banking book) amounted to 8.6 per cent (2005: 9.0 per cent).The core capital ratio (Tier 1, including market risk) was 7.6 per cent (2005: 8.0 per cent).

Return on equity before tax (profit for the quarter before tax in relation to mean equity) has improved by 1.9 percentage points since the end of 2005 and it amounted to 23.7 per cent.

Segment Reporting

The business activities of Raiffeisen International are divided into segments according to its business lines and regions.

Retail banking experiences a significant profit increase

Retail Customers is the business segment that experienced the strongest growth of all segments. During the period under review, it increased its profit before tax by 84 per cent or € 23.3 million to € 51.0 million. The number of retail customers exceeded the 10-million mark during the first quarter. These are served through 2,508 business outlets (2005: 2,443). This segment already contributes as much as 26 per cent to total profit before tax. The return on equity (before tax) of this segment improved from 18.9 per cent in the first quarter of the expired business year to 20.0 per cent this year.

The segment *Corporate Customers* achieved an increase in its pre-tax result of 46.0 per cent, or € 37.0 million, and totaled € 117.5 million. It thus continues to be the largest and most profitable business segment, holding a share of 61 per cent in the total result. The return on equity (before tax) of this segment obtained 30.6 per cent.

The *Treasury* segment recorded an increase in profit before tax of 33.8 per cent and amounted to € 50.3 million (Q1/2005: € 37.6 million). The return on equity (before tax) was 35.5 per cent.

The negative profit contribution of the segment *Participations and Other* went up from € 12.5 million to € 25 million. This segment comprises all non-banking-specific activities, including refinancing, and the management of equity participations.

Clearly higher CIS contribution to the result

The segment *Central Europe* comprises the Czech Republic, Hungary, Poland, Slovakia and Slovenia. For the period under review (Q1/2006), its profit before tax improved by 35.3 per cent to

€ 78.9 million (Q1/2005: € 58.3 million). ROE before tax rose to 22.3 per cent (Q1/2005: 20.6 per cent), the cost/income ratio declined to 56.8 per cent (Q1/2005: 63.1 per cent).

Southeastern Europe covers Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, as well as Serbia and Montenegro. Profit before tax from this segment rose by 29.5 per cent to € 57.5 million (Q1/2005: € 44.4 million) for the first quarter 2006. ROE before tax amounted to 22.2 per cent (Q1/2005: 24.9 per cent), the cost/income ratio declined to 59.7 per cent (Q1/2005: 61.9 per cent).

The *CIS* segment includes Belarus, Kazakhstan, Russia and the Ukraine. For the period under review (Q1/2006), the profit before tax amounted to € 57.4 million, which is an increase of 87.6 per cent over the same period last year (Q1/2005: € 30.6 million). ROE before tax amounted to 27.9 per cent (Q1/2005: 39.8 per cent), the cost/income ratio was 59.2 per cent (Q1/2005: 45.7 per cent).

Acquisition of Impexbank closed

By closing the acquisition of Russian *Impexbank* on 28 April 2006, Raiffeisen International has become the biggest banking group in Russia and the leading western banking group in the CIS. In terms of balance-sheet total, it is the seventh-largest bank on the Russian market with its population of 143 million. Impexbank will be consolidated into the Raiffeisen International Group for the first time in the second quarter 2006.

Outlook

The management expects strong earnings growth for the medium term in the CIS and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term. Raiffeisen International continues to judge the potential for the countries of Southeastern Europe optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities. In Central Europe, the company is increasingly focusing on the fast-growing segment of asset management products in addition to traditional business.

By management's estimates, the balance-sheet total will grow by at least 20 per cent annually in the period to 2008. The strongest increases will be seen in the CIS, partly because of the acquisitions made there. Raiffeisen International's management expects an increase of more than 25 per cent in consolidated profit for the Raiffeisen International Group in 2006 (consolidated profit was € 382 million in 2005) excluding the Impexbank results and the gain resulting from a possible sale of Raiffeisenbank Ukraine.

⇧ top

http://www.ri.co.at/eBusiness/rzb_template1/0,6589,184404838712238398-186029894961929664_186030265134423803_186032544956752596-309831918165117217-NA-3-EN,00.html

INVITATION

Raiffeisen INTERNATIONAL
Member of RZB Group

to Shareholders
to attend the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna FN 122119m

which will take place in Hall A of the Austria Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna, on Wednesday, 7 June 2006, at 10.00 am

AGENDA

1. Presentation of the adopted financial statements and the management report and of the consolidated financial statements and the Group management report as at 31 December 2005, as well as of the report of the Supervisory Board on the 2005 business year.
2. Resolution regarding the appropriation of the balance-sheet profit shown as at 31 December 2005.
3. Resolution approving the acts of the members of the Managing Board and the members of the Supervisory Board during the 2005 business year.
4. Resolution establishing the remuneration of the members of the Supervisory Board for the 2005 business year,
5. Elections to the Supervisory Board.
6. Election of the auditors for the financial statements and the consolidated financial statements for the 2006 business year.
7. Resolution revoking the authorization of the Managing Board pursuant to § 169 of the Austrian Joint Stock Companies Act to increase the nominal capital by a maximum of EUR 12,917,387.13 before 08 March 2010, also to the exclusion of the subscription right, while at the same time authorizing the Managing Board to increase the nominal capital by a maximum of EUR 217,258,695.65 within five years, after having the respective change in the Articles of Association recorded in the Company Register, by issuing up to a maximum of 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board; authorization of the Supervisory Board or a committee thus authorized by the Supervisory Board to adopt amendments of the Articles of Association that result from the approved capital.

8. Resolution regarding amendments of the Articles of Association in

    a) § 8 (Notices) para. (1) (as a result of which notices by the Company may also be announced on a publicly accessible site on the Internet, in addition to being published in the journal "Wiener Zeitung");

    b) § 4 (Capital and Shares) para. (5) (approved capital pursuant to the decision taken by the Ordinary General Meeting of Shareholders under item 7) of the agenda);

    c) § 10 (Internal Rules of the Supervisory Board) para. (7) in such a manner that para. (7) includes the following wording: "If the Supervisory Board consists of more than five members, it shall appoint an Audit Committee for the purpose of examining and preparing the adoption of the financial statements, the proposal for the appropriation of the profit, as well as of the management report. The Audit Committee shall also examine the consolidated financial statements, if any, as well as the proposal for the selection of an auditor, and it shall report on these matters to the Supervisory Board.";

    d) § 14 (General Meeting of Shareholders) by adding a new para. (4) stating that audio and/or video recordings may be made of parts or all of the General Meeting of Shareholders, which may be publicly broadcast.

9. Resolution authorizing the Managing Board to acquire own shares, pursuant to Section 65 (1), items 4 and 8, of the Austrian Joint Stock Companies Act, during a period of 18 months as of the date of the resolution on the acquisition of new shares, up to 10% of the nominal capital of the Company. The Managing Board is given the authorization to decide, with the approval of the Supervisory Board, on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorization replaces the authorization, adopted by the General Meeting of Shareholders on 8 March 2005, to buy back own shares.

In keeping with § 15 of the Articles of Association, every shareholder is entitled to attend the present Ordinary General Meeting of Shareholders who – before 31 May 2006 – deposits his/her share certificates with the Company during its business hours, with an Austrian notary public or with the principal office of a domestic credit institution and leaves them there until the end of the General Meeting. The depositories are requested to submit the list of the deposited share certificates on the final depositing day to the Company (advance transmission to fax number +43(1)71707/2121). The share certificates will also be deemed to have been properly deposited if they are kept in a blocked securities deposit of another credit institution, with the approval of the aforementioned depository, until the end of the General Meeting.

The submission of a written proxy is required so that authorized representatives can exercise the voting right. The proxy shall be submitted to the Company and will be kept by the Company.

The financial statements, the management report, the consolidated financial statements, the Group management report, the Supervisory Board's report, the proposal for the appropriation of the profit, copies of the motions under agenda items 2 to 9, the CV's in connection with agenda item 5 and the report under agenda item 9 are available as of now at the registered office of the Company, as well as on its web site. These documents will also be available at the General Meeting.

THE MANAGING BOARD

Vienna, May 2006

Investor Relations
Release

RECEIVED
2006 JUN -1 P 1:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 19 May 2006

Raiffeisen International has issued hybrid Tier 1 capital

Raiffeisen International Bank-Holding AG has concluded the announced issue of hybrid Tier 1 capital. The issue has a volume of Euro 500 million and strengthens the Group's Tier 1 capital. The tenor is ten years minimum.

The structure provides that a subsidiary company of Raiffeisen International issues capital notes with a fixed coupon. The investor receives only the coupon and does not participate in the company's growth. The funds raised will be forwarded directly to Raiffeisen International as supplementary capital. This is an internationally customary instrument that is primarily used by institutional investors.

Martin Grüll, CFO of Raiffeisen International, commented: "The issue strengthens our core capital by approximately 20 per cent and supports the funding of our dynamic growth. As there is no participation on the growth of the Raiffeisen International Group's substance, there will be no dilution of the current shareholders' earnings."

Raiffeisen
INTERNATIONAL
Member of RZB Group





First Quarter Interim Report 2006

No. of customers now exceeds
10 mn

Survey of key data

Raiffeisen International Group Monetary values in €mn	2006	2005	Change
Income Statement	**1/1-31/3**	**1/1-31/3**	
Net interest income after provisioning	322.8	230.2	40.3%
Net commission income	185.0	83.5	121.6%
Trading profit	29.9	55.1	(45.8)%
General administrative expenses	(347.5)	(240.9)	44.3%
Profit before tax	193.9	133.3	45.4%
Profit after tax	151.5	109.3	38.6%
Consolidated profit (after minorities)	124.2	92.8	33.9%
Balance sheet	**31/3**	**31/12**	
Loans and advances to banks	6,640	5,794	14.6%
Loans and advances to customers	25,753	24,714	4.2%
Deposits from banks	10,359	10,236	1.2%
Deposits from customers	25,736	24,890	3.4%
Equity (incl. minorities and profit)	3,413	3,277	4.2%
Balance sheet total	41,983	40,695	3.2%
Performance	**1/1-31/3**	**1/1-31/12**	
Return on equity (ROE) before tax	23.7%	21.8%	1.9 PP
Return on equity (ROE) after tax	18.5%	17.6%	0.9 PP
Consolidated return on equity	17.7%	17.2%	0.5 PP
Cost/income ratio	58.4%	61.6%	(3.2) PP
Return on assets (ROA) before tax	1.87%	1.68%	0.19 PP
Net provisioning ratio (risk-weighted assets)	0.81%	0.81%	(0.01) PP
Risk/earnings ratio	14.6%	13.9%	0.7 PP
Regulatory information*	**31/3**	**31/12**	
Basis of assessment (incl. market risk)	31,788	29,914	6.3%
Total own funds	2,996	2,938	2.0%
Own funds requirement	2,543	2,393	6.3%
Excess cover	17.8%	22.8%	(4.9) PP
Core capital ratio (Tier 1), banking book	8.6%	9.0%	(0.4) PP
Core capital ratio (Tier 1), incl. market risk	7.6%	8.0%	(0.4) PP
Own funds ratio	9.4%	9.8%	(0.4) PP
Stock data	**31/3**	**31/12**	
Earnings per share in €	0.87	0.74***	0.13€
Price in €	70.40	55.55	26.7%
High/low (closing prices)**	73.00 / 55.20	-	
Number of shares outstanding	142,770,000	142,770,000	
Market capitalisation	10,051	7,931	26.7%
Resources	**31/3**	**31/12**	
Number of staff on balance sheet date	44,101	43,614	1.1%
Business outlets	2,508	2,443	2.7%

* According to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International is part of the RZB Group and is not subject to the provisions of the BWG.

** 1 Jan. 2006 to 31 Mar. 2006

***The comparison figure refers to the first quarter of 2005.

Highlights

Best quarterly result in the company's history

Raiffeisen International Bank-Holding AG has posted another record result with consolidated profit of € 124.2 million in the first quarter of 2006. Despite continued expansion of the branch network, the cost/income ratio improved by 1.5 percentage points compared with the first quarter of 2005 to 58.4 per cent and is thus on track to achieve the medium-term target of 60 per cent.

Number of customers surpasses 10 million

The number of Raiffeisen International Bank-Holding AG customers surpassed the 10 million mark in the first quarter. That the number of our customers is growing by over 100,000 per month reflects the confidence in our brand and is clear evidence of the growth potential in Central and Eastern Europe.

Takeover of Russian Impexbank completed

On 31 January 2006, we signed a contract to purchase all the shares in JSC Impexbank, a Russian firm. The acquisition, which officially closed on 28 April 2006, supports the retail strategy in Russia. The bank is geared primarily to serving personal banking customers and small and medium-sized enterprises and has a nationwide network with 190 branches and offices as well as 350 additional consumer finance outlets. By acquiring the firm, we have become the largest foreign banking group in Russia.

Contents

Impexbank Acquisition

With the acquisition of *JSC Impexbank*, a Russian bank, we are adding a valuable enterprise to our expanding network and significantly improving our market position in the CIS. It makes us the seventh-largest bank in Russia and the largest foreign banking group there.

After conducting a due diligence audit, the contracts were signed on 31 January 2006. The necessary approvals for the acquisition were obtained from the Central Bank of Russia and antitrust authorities in Russia and Austria, and the deal closed on 28 April. First-time consolidation will occur in the second quarter.

The purchase price for Impexbank will amount to at most USD 550 million plus a possible price adjustment arising from the revaluation of the future headquarters and will be paid in two tranches. The first tranche of USD 500 million was paid on 28 April 2006. The second tranche of up to USD 50 million will be due after submission of the certified 2006 financial statements.

Attractive growth market

Solid economic growth and the rising income of private households in Russia have recently led to greater demand for banking products. With more than 1,500 banks, the Russian market is very fragmented, but the country's 50 largest banks account for 76 per cent of the assets. The total assets of Russian banks have registered year-on-year growth of 36.6 per cent. Compared with other growth markets, however, retail banking in Russia is still in its infancy. The ratio of private household deposits to gross domestic product is only 11.9 per cent. In Croatia, the leader in Central and Eastern Europe, the ratio is 37 per cent, and the comparable average for the euro area is 90 per cent. Similar growth potential exists in the business of lending to private households.

Retail bank with nationwide branch network

Key figures for Impexbank

	1/1-31/12/2005
Net interest income	*€ 69.2 million*
Provisioning for impairment losses	*€ 13.0 million*
Net commission income	*€ 34.2 million*
Trading profit	*€ 23.7 million*
General administrative expenses	*€ 88.0 million*
Profit before tax	*€ 26.1 million*
Profit after tax	*€ 21.0 million*
Branches/offices	*~190*
Staff	*4,320*

Impexbank is primarily geared to serving personal banking customers and small and medium-sized enterprises and has a nationwide network with 190 branches and offices and 350 additional consumer finance outlets. It is Russia's fourth-largest bank in regional market coverage and reaches about 70 per cent of the Russian population. In loans to private households, it ranks seventh in the market, and in deposits from personal banking customers, it is twelfth. The acquisition takes the place of the branch expansion started the year before and saves us about four years of organic growth. That enables us to concentrate our energy from now on entirely on winning new customers in almost all regions of Russia.

IMPEXBANK

Branches/Offices: ~190
Consumer Finance Outlets: ~350


Magadar
Kaliningrad
Patropavlovsk-Kamchatskiy
Saint-Petersburg
Smolensk
Cherepovets
Kaluga
Moscow
Briansk
Yaroslavl
Surgut
Yakutsk
Orel
Tula
Kirov
Ivanovo
Zheleznogorsk
Lipetsk
Nizhni Novgorod
Stary Oskol
Belgorod
Saransk
Perm
Voronezh
Saratov
Kazan
Izhevsk
Ekaterinburg
Taganrog
Volgograd
Zlatoust
Anapa
Samara
Tomsk
Krasnoyarsk
Blagoveshchensk
Khabarovsk
Rostov-on-the-Don
Chelyabinsk
Omsk
Krasnodar
Stavropol
Novosibirsk
Essentuki
Barnaul
Irkutsk
Vladivostok

ZAO Raiffeisenbank Austria together with Impexbank will create an all-purpose bank with high selling power and a significantly widened market presence in Russia. There are only relatively few overlaps between the two branch networks. Raiffeisenbank and Impexbank complement each other very well both in the retail banking segment and in business with corporate customers. Potential for synergy effects exists primarily in procurement, in centralisation of controlling and back-office functions, in cross-selling bank products, and in combining money transports, call centres, and clearing accounts.

Rapid integration planned

The integration of Impexbank will occur in several stages. First, risk management activities will be bundled, uniform group methods and rating systems introduced, and lending processes optimised. In the subsequent months, back-office functions will successively be combined, and the IT infrastructure harmonised. The legal merger of the two banks is planned for 2007.

Overview of Raiffeisen International

Raiffeisen International is one of the leading banking groups in Central and Eastern Europe. At the end of March, 16 banks and numerous leasing companies belonged to our network in 16 markets. We also have representative offices in Moldavia and Lithuania. In 7 markets, our network banks are among the top 3 of the banks there, and they are the market leader in Albania, in Bosnia and Herzegovina, and in Serbia and Montenegro. Altogether, we were serving 10.2 million customers in 2,508 business outlets at the end of March.

Data as of 31 March 2006	*Balance sheet total in € m*	*Change**	*Business outlets*	*Staff*	*Operating since (year of takeover)*
Raiffeisen Bank, Hungary	*4,755*	*(3.2)%*	*99*	*2,229*	*1987*
Raiffeisen Bank Polska, Poland	*3,051*	*6.7%*	*85*	*2,058*	*1991*
Tatra banka, Slovakia	*4,775*	*(1.8)%*	*138*	*3,284*	*1991*
Raiffeisenbank, Czech Republic	*2,721*	*3.9%*	*50*	*1,149*	*1993*
Raiffeisenbank Bulgaria, Bulgaria	*1,484*	*3.4%*	*79*	*1,389*	*1994*
Raiffeisenbank Austria, Croatia	*4,008*	*2.9%*	*42*	*1,543*	*1994*
Raiffeisenbank Austria, Russia	*4,664*	*19.1%*	*29*	*1,796*	*1997*
Raiffeisenbank Ukraine, Ukraine	*1,237*	*0.6%*	*41*	*1,522*	*1998*
Raiffeisen Bank, Romania	*3,018*	*(0.3)%*	*217*	*4,755*	*1998 (2001)*
Raiffeisen Bank Bosna i Hercegovina, Bosnia and Herzegovina	*1,322*	*2.8%*	*70*	*1,178*	*1992 (2000)*
Raiffeisenbank, Serbia and Montenegro	*1,455*	*3.2%*	*45*	*1,371*	*2001*
Raiffeisen Krekova banka, Slovenia	*946*	*4.0%*	*13*	*337*	*1992 (2002)*
Raiffeisen Bank Kosovo, Kosovo	*297*	*12.7%*	*29*	*375*	*2001 (2002)*
Priorbank, Belarus	*632*	*(1.4)%*	*45*	*1,794*	*1989 (2003)*
Raiffeisen Bank, Albania	*1,642*	*(0.5)%*	*89*	*1,114*	*1992 (2004)*
Bank Aval, Ukraine	*3,241*	*(4.1)%*	*1,373*	*16,752*	*1992 (2005)*
Subtotal (network banks)	***39,249***	*2.5%*	***2,444***	***42,646***	
Raiffeisen-Leasing International (subgroup)	*2,369*	*3.8%*	*61*	*1,209*	
Other/consolidation	*365*	*-*	*3*	*246*	
Total (Raiffeisen International)	***41,983***	*3.2%*	***2,508***	***44,101***	

** Growth in local currencies differs because of movements in exchange rates versus the euro.*

Raiffeisen International is listed on the Vienna Stock Exchange. With a 70 per cent stake, *Raiffeisen Zentralbank Österreich AG (RZB)* is our main shareholder; the other 30 per cent are in free float. With a balance sheet total of € 93.9 billion as of 31 December 2005, RZB is Austria's third-largest bank and the central institution of *Raiffeisen Bankengruppe (RBG)*, the largest banking group in Austria.

Raiffeisen International Shares

Our shares again registered gratifying price performance in the first quarter of 2006. This year, we intend to expand ongoing communication with our shareholders further. The offering of information for individual investors is to be widened by way of our Investor Relations webpage. The first regular annual general meeting since our IPO will be held on 7 June at the Austria Centre Vienna. For analysts and investors, we are organising, among other things, Raiffeisen International's second Capital Markets Day, to be held in October in Kiev, Ukraine.

Steady value gain in the first quarter

Our shares started the new year on 2 January 2006 with an opening price of € 55.49 and closed at the end of the quarter at € 70.40. Their value gain since the beginning of the year thus came to 26.9 per cent and again reflected the great confidence investors have in our business strategy. We are also very satisfied with the performance of our shares in a year-on-year comparison. Exactly one year after our IPO, the share price was up by 122.2 per cent to € 72.21 (price on 25 April). Our market capitalisation developed correspondingly and amounted to € 10.3 billion on 25 April 2006, which represents an increase of € 5.7 billion. Furthermore, the performance of our shares in that period was significantly better than that of national and international competitors.

Price performance compared with ATX and DJ EURO STOXX Banks



Index base = € 32.50 (issue price)
80€
75
70
65
60
55
50
45
40
35
30
Mai
Jun
Jul
Aug
Sep
Okt
Nov
Dez
Jän
Feb
Mär
Apr
Mai
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Since February 2006, our shares have been included in the calculation of the *Morgan Stanley Capital International (MSCI) European Stock Index*. That gives our shares more weight on the capital market, as many international investors and fund managers refer to the index as a benchmark for their investments.

Changes in shareholder structure

The total number of outstanding shares stood at 142.8 million on 31 March. With 70 per cent, RZB is our main shareholder, while the rest of the shares are in free float. Institutional investors – including the *International Finance Corporation (IFC)* and *European Bank for Reconstruction and Development (EBRD)* – increased their stakes in our share capital by 2 percentage points to 22 per cent. The reason for that was high demand from US investors, who now account for two-thirds of all our institutional

shareholders. The share attributable to other countries decreased accordingly. The share of retail investors dropped to 8 per cent. Despite this slight downtrend, our shares continue to be Austria's strongest among retail investors.

Shareholder structure after IPO



Retail investors 10%
Institutional investors 20%
RZB 70%

Shareholder structure at the end of 2005



Retail investors 8%
Institutional investors 22%
RZB 70%

Share key figures and details

Number of shares on 31 March 2006	*142,770,000*
Price on 31 March 2006	*€ 70.40*
High/low (closing prices) in the first quarter	*€ 73.00 / € 55.20*
Market capitalisation as of 31 March 2006	*€ 10.05 billion*
Earnings per share for the first quarter	*€ 0.87*
Average daily turnover (single counting) in the first quarter	*285,484 shares*
Stock exchange turnover (single counting) in the first quarter	*€ 1,209 million*

Type of share	*Common stock*
Stock exchange	*Vienna*
Market segment	*Prime Market*
ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)* *RIBH AV (Bloomberg)* *RIBH.VI (Reuters)*

Investor relations contact

E-mail: investor.relations@ri.co.at, Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089, Fax: +43 (1) 71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Raiffeisen International continued its growth trend in the first quarter of 2006 as planned and reports the best quarterly result in its history. As the main earnings driver, net interest income was again the decisive factor with a plus of 46 per cent on the comparison period (first quarter of 2005).

From a regional perspective, the strongest growth was again in the Commonwealth of Independent States (CIS). Earnings before tax there rose by 88 per cent to € 57 million. However, it should be noted that the acquisition of Ukraine-based Bank Aval did not occur until the fourth quarter of 2005 and is therefore not included in the comparison period. The region of Central Europe (CE) also showed a gratifying increase of 35 per cent to € 79 million, while Raiffeisen International's earnings growth in Southeastern Europe (SEE) slowed somewhat (increase of 30 per cent to € 58 million) due to a restrictive regulatory environment.

Balance sheet total further increased

The Group's balance sheet total rose slightly in the first quarter by 3 per cent, or € 1.3 billion, compared with the end of last year to € 42.0 billion. Relative to the year-earlier period's figure, the increase comes to 33 per cent. While *loans and advances to customers*, which increased by 4 per cent, or € 1.0 billion, to € 25.8 billion, continued to function as a growth engine, liquid assets were slightly reduced at the same time.

Currency fluctuations in the region also played a role. Some CEE currencies corrected downward in March, in some case sharply. Without those devaluations, the balance sheet total would have increased by 1 percentage point, or € 0.5 billion, more.

Continued strong rise of net interest income

Net interest income rose year-on-year by 46 per cent, or € 120 million, to € 378 million, which is growth higher than that of the corresponding balance sheet items. The average balance sheet total increased by 38 per cent.

At € 55 million, *provisioning for impairment losses* is at the level of the previous quarters. Corporate customers accounted for just over one-third of that, and retail customers for about two-thirds.

Cost/income ratio below 60 per cent

General administrative expenses rose year-on-year by € 107 million, or 44 per cent, to € 348 million. That increase includes costs for continuing investments in new locations and the added expense of integrating Bank Aval. Despite this expansion, the *cost/income* ratio is 58.4 per cent and hence back below the 60 per cent medium-term target. The ratio stood at 61.6 per cent as of year's end.

Best quarterly result in Raiffeisen International's history

Profit before tax rose significantly on a quarterly comparison. The quarterly result of € 194 million represents an all-time best. It is 27 per cent, or € 42 million, above that of the preceding fourth quarter of 2005. Compared with the same period a year earlier, the increase actually came to 45 per cent, or € 61 million.

At 39 per cent, the growth of *profit after tax* to € 152 million was somewhat weaker than that of profit before tax. That was due to higher tax burdens, primarily in the CIS and Southeastern Europe.

Taking into account *minority interests in profit* of € 27 million, we arrive at *consolidated profit* of € 124 million, which represents a plus of 34 per cent, or € 32 million.

Higher return on equity

In the first quarter the *return on equity (ROE) before tax* increased by 1.9 percentage points to 23.7 per cent despite profit retention. The reason is that average equity, with a plus of 26 per cent (to € 3,275 million), grew less strongly than profit. The *consolidated ROE (after taxes and minority interests)* reached 17.7 per cent and is 0.5 percentage points above the figure at the end of 2005. *Earnings per share* for the first quarter of 2006 also improved on the comparison period by € 0.13 to € 0.87.

Earnings from retail business substantially higher

In the breakdown according to customer groups, earnings before tax increased most strongly on the first quarter of 2005 in the *Retail Customers* segment, which shows a plus of 84 per cent, or € 23 million, to € 51 million. Its share of total earnings thus increased further from 21 per cent to 26 per cent. The *Corporate Customers* segment also grew strongly, by 46 per cent, or € 37 million, to € 118 million, which represents a 61 per cent contribution to total earnings.

With earnings before tax of € 50 million, the *Treasury* segment contributed 26 per cent to earnings, while the *Participations & Other* segment, which was burdened by overhead, showed an earnings share of minus 13 per cent, or minus € 25 million.

Details of the income statement

The first quarter of 2006 represents another quantum leap in earnings development. Except trading profit, all income statement items, and especially net interest income, showed impressive growth rates. *Operating income* rose altogether by 48 per cent to € 595 million. At the same time, general administrative expenses increased by 44 per cent to € 348 million.

An important change in the presentation of earnings has been made between net commission income and trading profit. Based on the example of comparable banking groups, customer margins from foreign exchange transactions executed on customer orders are being reclassified from trading profit to net commission income from 2006 onward. The quarters of 2005 will not be restated, however, due to the difficulty of retroactive calculation. The effect of this reclassification for the first quarter of 2006 amounts to € 49 million. Comparisons with previous periods should take that into account.

Raiffeisen International is reporting its best quarterly *operating earnings* ever in the amount of € 247 million. The increase on the first quarter of 2005 amounts to € 86 million. About € 26 million of that is due to companies that were not consolidated yet in the first quarter of 2005, including especially Bank Aval.

Provisioning for impairment losses rose by € 27 million to € 55 million, with the largest plus coming from the CIS at € 12 million. The increase for Central Europe came to € 9 million, and Southeastern Europe registered the smallest plus at € 6 million.

Selected earnings figures for Raiffeisen International in period comparison

€mn	1/1/-31/3/06	Change	1/1/-31/3/05	1/1/-31/3/04
Net interest income	378.2	46.2%	258.7	165.2
Net commission income	185.0	121.6%	83.5	60.3
Trading profit	29.9	(45.8)%	55.1	47.8
Other operating income	1.5	(66.1)%	4.5	(1.6)
Operating income	**594.6**	**48.0%**	**401.8**	**271.7**
Staff costs	(163.7)	41.2%	(115.9)	(78.4)
Other administrative expenses	(144.4)	46.5%	(98.6)	(68.1)
Depreciation/amortisation/write-downs	(39.4)	49.2%	(26.4)	(20.3)
General administrative expenses	**(347.5)**	**44.3%**	**(240.9)**	**(166.7)**
Profit from operating activities	**247.1**	**53.6%**	**160.9**	**105.0**
Provisioning for impairment losses	(55.4)	94.2%	(28.5)	(27.2)
Profit before tax	193.9	45.4%	133.3	79.1
Profit after tax	151.5	38.6%	109.3	60.3
Consolidated profit	124.2	33.9%	92.8	44.9

Operating income

Raiffeisen International's operating income increased in the first quarter of 2006 by 48 per cent, or € 193 million, on the comparison period to € 595 million.

Net interest income grew significantly in the quarter under review, by 46 per cent from € 259 million to € 378 million. That was clearly above the increase of the average balance sheet total by 38 per cent (to € 41.4 billion). The rest of the growth is mainly explained by further improvement of the interest margin, which widened by 10 basis points from 3.55 per cent at year's end to 3.65 per cent. This increase is a consequence of the above-average growth of business volume in regions with higher interest margins, including especially the CIS, where assets rose by 149 per cent to € 10.1 billion. A positive contribution was also made by continued expansion of business with personal banking customers and small and medium-sized enterprises in the entire CEE region, where higher margins can be obtained than in the more contested business with larger corporate customers.

Besides the above-mentioned increase due to reclassification of customer margins in foreign exchange transactions from trading profit, development of *net commission income* was also very gratifying otherwise. It grew by 122 per cent on the comparison period from € 84 million to € 185 million. The reclassification accounted for € 49 million of that, and newly consolidated Group units for € 26 million. That yields organic growth of € 27 million. Retail customers made for about two-thirds, or € 64 million, of the entire increase of € 102 million, while the plus due to corporate customers was € 36 million. The increase is a consequence of the higher number of retail customers and the greater volume of dealings associated with that. Payment transfers account for 43 per cent, or € 79 million, of net commission income, and now (after reclassification) foreign exchange, notes and coins, and precious metals business make up 30 per cent, or € 56 million.

Structure of operating income


Net commission income
31% (+10 PP)
Trading profit
5% (-9 PP)
Others
0 (-1 PP)
Net interest income
64% (+/- 0 PP)

Because of the described reclassification, *trading profit* decreased by 46 per cent, or € 25 million, to € 30 million. The other components developed well. As the decrease only amounted to € 25 million despite the above-mentioned reclassification of € 49 million, the increase of those components came to € 24 million. That was entirely due to currency-related business, which improved by € 26 million. In contrast, earnings from interest-related business – mostly from trading in securities – declined from € 6 million to € 2 million. After the reclassification, trading profit is attributable almost exclusively to the Treasury segment. Viewed regionally, Central Europe accounted for 45 per cent, Southeastern Europe for 38 per cent, and the CIS for only 17 per cent.

General administrative expenses

General administrative expenses rose by 44 per cent, or € 107 million, to € 348 million, with newly consolidated companies compared with the first quarter of 2005 accounting for € 47 million of the increase. They thus grew in percentage terms somewhat more weakly than operating income, with the cost/income ratio, an important measure of efficiency, reaching a value below the medium-term target of 60 per cent again, at 58.4 per cent. That was below the ratio for the first quarter of 2005 of 59.9 per cent and the ratio for the full year 2005 of 61.6 per cent.

Structure of general administrative expenses


Other operating expenses
42% (+1 PP)
Staff costs
47% (-1 PP)
Depreciation, amortisation, and write-downs
11% (+/- 0 PP)

Staff costs, which accounted for 47 per cent of general administrative expenses, grew by 41 per cent, or € 48 million, to € 164 million. That increase is significantly lower than that of the average number of staff, which gained on the comparison period by almost 91 per cent, or 20,837, to 43,780 due to the acquisition of Bank Aval.

The CIS was responsible for 63 per cent, or € 30 million, of the increase, Southeastern Europe for € 9 million, and Central Europe for only € 7 million. These changes are in line with the plan to expand our business outlet network, concentrating on the regions with the greatest market potential.

In Central Europe, staff costs per employee remained constant in the comparison period. They rose in Southeastern Europe slightly, by 6 per cent, while falling in the CIS by 45 per cent under acquisition influence.

With a plus of 47 per cent, or € 46 million, to € 144 million, *other operating expenses* increased somewhat more strongly than staff costs. The regional breakdown of that development reveals significant differences. Costs in Central Europe remained relatively constant at € 51 million (plus 4 per cent). In Southeastern Europe, their increase also remained below average at 37 per cent, while the increase in the CIS by 195 per cent, or € 24 million, was largely due to the first-time consolidation of Bank Aval in the fourth quarter of 2005.

65 new business outlets were opened in the first quarter of 2006, which brings the total number to 2,508. For that reason, the cost of premises needed for operations is also the main component in other operating expenses with a share of 27 per cent, or € 39 million.

Depreciation, amortisation, and write-downs on tangible and intangible fixed assets rose by 50 per cent, or € 13 million, to € 39 million, with almost € 8 million attributable to Bank Aval, which was not yet consolidated in the comparison quarter. Capital expenditures on tangible fixed assets and software amounted to € 66 million in the first quarter of 2006, with about two-thirds of that resulting from office furniture and equipment.

Development of the balance sheet

Raiffeisen International's *balance sheet total* increased in the current year to the reporting date by 3 per cent, or € 1.3 billion, to € 42.0 billion. The devaluation of some CEE currencies – particularly the Hungarian forint and the Ukrainian hryvna – had an effect of about € 0.5 billion, which corresponds to about 1 percentage point. Adjusted for exchange rates, growth would thus amount to € 1.8 billion.

The regional segment reporting shows that Central Europe accounts for 42 per cent, or € 17.6 billion, of Group assets, compared with 51 per cent in the first quarter of 2005. The reason is the increase of the share attributable to the CIS from 13 per cent to 24 per cent – and not only because of the Bank Aval acquisition. In absolute terms, the CIS share amounted to € 10.1 billion. Assets in Southeastern Europe increased by one-fourth to € 14.3 billion, but their share nevertheless declined from 36 per cent to 34 per cent. With the recently finalised purchase of *Impexbank* in Russia, the CIS share will increase further in the next few quarters.

Structure of assets


Other assets
12% (-1 PP)
Securities
12% (-2 PP)
Loans and advances to banks
16% (+2 PP)
Loans and advances to customers
60% (+1 PP)

Assets

There were some small changes in the structure of balance sheet assets. The share of securities fell by 2 percentage points to 12 per cent. That is due, in particular, to a decline of other financial current assets by 31 per cent to € 0.9 billion. That involved a reduction of the portfolio of government bonds, especially in Southeastern Europe. The funds thus released were shifted to loans and advances to banks, which rose by 15 per cent to € 6.7 billion. Their share of assets grew as a result from 14 per cent to 16 per cent.

More than three-fourths of the increase of loans and advances to customers (net, adjusted for provisioning) by 4 per cent, or € 1.0 billion, to € 25.8 billion was attributable to lending to retail customers (plus € 0.8 billion), while lending to corporate customers grew by € 0.2 billion. Compared with the first quarter of the preceding year, loans and advances to customers grew altogether by 46 per cent. The regional distribution of credit growth showed a balanced picture, but in relative terms, the increase in the CIS was the largest at 6 per cent.

The share of *other assets* declined by 1 percentage point to 12 per cent, which was due to an 18 per cent decrease of the *cash reserve* to € 2.4 billion.

Structure of equity and liabilities


Own funds
10% (+/-0 PP)
Deposits from banks
25% (+/-0 PP)
Other liabilities
4% (+/-0 PP)
Deposits from customers
61% (+/-0 PP)

Equity and liabilities

At the end of the first quarter, the Group's equity and liabilities exhibited no structural changes compared with the end of 2005. With an unchanged share of 61 per cent, deposits from customers remain the dominant item on this side of the balance sheet. Deposits from banks continued to account for one-fourth of the balance sheet total, and the rest was attributable to own funds in the wider sense (10 per cent) and other liabilities (4 per cent).

Compared with the end of 2005, deposits from customers rose by 3 per cent to € 25.7 billion. Relative to the year-earlier period, they registered a plus of 33 per cent. At 8 per cent, or € 0.4 billion, the increases in the CIS were the highest in both absolute and relative terms. Deposits from customers in Southeastern Europe and Central Europe grew by 2 per cent, respectively. Deposits from corporate customers rose by 4 per cent, or € 0.4 billion, and hence more strongly than those from retail customers (plus 2 per cent, or € 0.2 billion). Time deposits from corporate customers increased particularly in Russia and Croatia.

In contrast to the assets side, there was little change of interbank business on the equity and liabilities side. *Deposits from banks* grew from the beginning of the year to the reporting date by 1 per cent to € 10.4 billion. While a decline was noticeable in the network banks, especially in Central Europe, funding transactions rose in the parent company.

Own funds – consisting of equity and subordinated capital – continued to make up 10 per cent of the balance sheet total, and their increase by € 164 million is due to the first quarter's profit. The *subordinated capital* included in own funds rose by 5 per cent, or € 27 million, to € 607 million. Of this Tier II capital, which is important mainly for the local regulatory purposes of Group banks, 72 per cent was financed by RZB as the main shareholder of Raiffeisen International.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet rose from the end of December 2005 to the reporting date by 4 per cent, or € 136 million, to € 3,413 million. The increase is largely due to the profit of the quarter under review amounting to € 152 million. Furthermore, equity grew by a net € 11 million as a result of the exchange rate movements of some CEE currencies and related capital hedges.

The dividend planned for 2005 of € 0.45 per share – a total payout of € 64 million – is not yet taken into account. It must still be approved by the annual general meeting of *Raiffeisen International Bank-Holding AG* on 7 June 2006.

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (Bankwesengesetz, BWG)* and is therefore not itself, as a consolidated group, subject to regulatory requirements. The following figures have been calculated according to provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Regulatory own funds rose slightly by € 59 million to € 2,996 million. The reasons for the increase are predominantly consistent with those described above for equity on the balance sheet, with current profit unable to be taken into account yet because of legal regulations. *Core capital* (Tier 1) accordingly grew by only € 30 million to € 2,423 million. Own funds also include eligible subordinated capital (Tier II), which amounted to € 566 million as of the quarterly reporting date.

Set against own funds is a regulatory *own funds requirement* of € 2,543 million, which represents an increase of 6 per cent, or € 150 million.

Outlook

The management expects strong earnings growth for the medium term in the CIS countries and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term. Raiffeisen International continues to judge the potential for the countries of Southeastern Europe optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities. In Central Europe, the company is increasingly focusing on the fast-growing segment of asset management products in addition to traditional business

By management's estimates, the balance sheet total will grow by at least 20 per cent annually in the period to 2008. The strongest increases will be seen in the CIS countries, partly because of the acquisitions made there.

On 4 April, Raiffeisen International announced the possible sale of subsidiary JSC Raiffeisenbank Ukraine, which was originally supposed to be merged with Bank Aval, acquired in 2005. Substantially larger by comparison, Bank Aval has excellent positioning in the Ukrainian market, especially in retail banking, and would continue to play an important role as the country's second-largest bank after the sale of Raiffeisenbank Ukraine. The sale may save integration costs and accelerate Bank Aval's transformation process. The brand name Raiffeisen is not part of the transaction, but rather will be added to the name Bank Aval. The bank will operate in future under the name Raiffeisen Bank Aval. If sale negotiations do not come to a satisfactory conclusion, Raiffeisenbank Ukraine will be integrated into Bank Aval as planned. A possible sale would lead to a considerable capital gain.

Raiffeisen International's management expects an increase of more than 25% in consolidated profit for the Raiffeisen International Group in 2006 (consolidated profit was € 382 million in 2005) excluding the Impexbank results and the gain resulting from a possible sale of Raiffeisenbank Ukraine. Raiffeisen International will raise hybrid Tier 1 capital in 2006.

Segment Reports

Segmentation

Raiffeisen International primarily divides its business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

Secondary segmentation for reporting purposes is based on regional aspects. The criterion of assignment to a regional segment is the location of the head office of the respective business outlets:

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Serbia and Montenegro, and Romania
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

Please see page 26 for a detailed description of the individual segments. The figures stated here are taken from the financial statements prepared in conformity with the *International Financial Reporting Standards (IFRS)* that underlie the consolidated financial statements. They may vary from locally published data.

CIS again has the strongest earnings growth

The Group units in the CIS registered the highest growth of earnings before tax with an increase of 88 per cent, or € 27 million, to € 57 million. *Bank Aval,* which was not yet a part of the Group in the comparison period, accounted for about 40 per cent the plus.

The other regions also contributed to earnings growth. Earnings before tax from the Group units in Central Europe increased by € 21 million to € 79 million. The Group units operating in Southeastern Europe achieved 30 per cent better earnings, which now stand at € 57 million.

Earnings are thus distributed almost equally among the regions. Central Europe remains the strongest region with a share of 41 per cent (minus 3 percentage points), while the two other regions each have almost 30 per cent shares. The CIS units thus increased their share by 6 per cent at the expense of those in Central and Southeastern Europe.

Share of segments in profit before tax (compared with the first quarter of 2005)


CIS
30% (+6 PP)
Southeastern Europe
30% (-3 PP)
Central Europe
40% (-3 PP)

Share of segments in assets (compared with the first quarter of 2005)


CIS
24% (+9 PP)
Southeastern Europe
34% (-2 PP)
Central Europe
42% (-9 PP)

Central Europe (CE)

€mn	1/1/-31/3/06	1/1/-31/3/05	Change
Net interest income	140.1	122.0	14.8%
Provisioning for impairment losses	(21.0)	(12.2)	72.0%
Net interest income after provisioning	**119.1**	**109.8**	**8.5%**
Net commission income	76.9	37.6	104.5%
Trading profit	9.2	30.0	(69.3%)
Net income from financial investments and current financial assets	(0.8)	0.5	-
General administrative expenses	(131.2)	(122.6)	7.0%
Other operating profit	5.8	3.0	94.8%
Profit before tax	**78.9**	**58.3**	**35.3%**
Share of earnings before tax	40.7%	43.8%	(3.1) PP
Total assets	17,551	15,937	10.1%
Risk-weighted assets (incl. market risk)	13,741	11,593	18.5%
Average number of staff	9,769	8,756	11.6%
Business outlets	418	353	18.4%
Cost/income ratio	56.8%	63.1%	(6.3) PP
Average equity	1,416	1,135	24.8%
Return on equity (before tax)	**22.3%**	**20.6%**	**1.7PP**

The results from the region of Central Europe are very satisfactory, with earnings growing significantly faster than business volume. *Profit before tax* amounted to € 79 million, which is 35 per cent, or € 21 million, above the year-earlier figure. The return on equity in Central Europe improved by 1.7 percentage points to 22.3 per cent.

Net interest income rose by 15 per cent to € 140 million and thus outpaced the growth of assets, which increased by 10 per cent to € 17.6 billion. That was due to improvement of the net interest margin by 7 basis points to 3.21 per cent. The most significant growth of net interest income was reported from Poland.

Provisioning for impairment losses increased by 72 per cent to € 21 million. Besides higher business volume, a low level in the preceding year also contributed to that. The risk/earnings ratio rose to 15.0 per cent from 10.0 per cent in the comparison period.

Net commission income rose by € 39 million to € 77 million. The described reclassification of customer margins arising from foreign exchange transactions accounted for € 27 million of that increase. The continuous growth is based on higher volumes, especially in payment transfers and securities business.

Trading profit, which was reduced by € 27 million because of the reclassification, amounted to € 9 million in the region of Central Europe. While net income from foreign exchange transactions came to € 12 million, a loss of € 2 million was registered on interest-related dealings.

General administrative expenses attributable to Central Europe rose only slightly on the comparison period by 7 per cent, or € 9 million, to € 131 million. Given the increase of business outlets in Central Europe by 18 per cent to 418 and of the average number of staff by 12 per cent to 9,769, that is a sign of efficient utilisation of resources, but exchange rate development also plays a small part. The cost/income ratio therefore also fell significantly below the 60 per cent mark for the first time in Central Europe to 56.8 per cent. In the first quarter of 2005, it still stood at 63.1 per cent.

Southeastern Europe (SEE)

€mn	1/1/-31/3/06	1/1/-31/3/05	Change
Net interest income	122.5	93.6	30.9%
Provisioning for impairment losses	(17.0)	(11.0)	54.4%
Net interest income after provisioning	**105.5**	**82.6**	**27.7%**
Net commission income	49.7	32.0	55.2%
Trading profit	13.3	18.1	(26.7)%
Net income from financial investments and current financial assets	(0.6)	0.3	-
General administrative expenses	(111.6)	(89.5)	24.7%
Other operating profit	1.4	0.8	72.4%
Profit before tax	**57.5**	**44.4**	**29.7%**
Share of earnings before tax	29.7%	33.3%	(3.6) PP
Total assets	14,327	11,464	25.0%
Risk-weighted assets (incl. market risk)	10,128	7,292	38.9%
Average number of staff	11,981	10,374	15.5%
Business outlets	593	504	17.7%
Cost/income ratio	59.7%	61.9%	(2.2) PP
Average equity	1,036	714	45.2%
Return on equity (before tax)	**22.2%**	**24.9%**	**(2.7) PP**

In Southeastern Europe, banks in some countries are confronted with strict regulatory restrictions on lending growth. Consequently, the increase of *profit before tax* is lower there than in other regions. Earnings before tax nevertheless rose year-on-year by 30 per cent to € 58 million. The region's share declined by 3 percentage points and now stands at just under 30 per cent of Raiffeisen International's total earnings. The return on equity before tax of 22.2 per cent was 2.7 percentage points below that of the comparison period.

Net interest income increased by 31 per cent, or € 29 million, to € 123 million. Besides growth of business volume by one-fourth, the interest margin in the region improved slightly by 5 basis points to 3.47.

Provisioning for impairment losses rose by 55 per cent, or € 6 million, to € 17 million. The additional allocations came predominantly from Croatia and Romania, while provisioning was reduced slightly in Serbia and Montenegro and in Bosnia and Herzegovina. The risk/earnings ratio climbed from 11.9 per cent to 13.9 per cent.

Net commission income grew from € 18 million to € 50 million, with € 10 million of the increase being attributable to reclassification of customer margins arising from foreign exchange transactions. The

largest increases in *net commission income* were achieved in Croatia and in Serbia and Montenegro. The most important sources of earnings are payment transfers at € 24 million and foreign exchange business at € 10 million. The higher volumes resulting from higher numbers of customers have an impact on both components.

With regard to *trading profit*, which declined by 27 per cent, or € 5 million, to € 13 million, the above-mentioned reclassification of € 10 million must be taken into account. While interest-related business contributed € 2 million to earnings, the largest share comes from foreign exchange business at € 11 million.

The development of *general administrative expenses*, which rose from € 90 million to € 112 million, was determined by expansion of the business outlet network (plus 18 per cent to 593 business outlets). The increases of staff costs (plus 22 per cent), the cost of premises (plus 37 per cent), and related advertising measures (plus 33 per cent) as well as continued investment in modernisation were the most important factors. The cost/income ratio nevertheless improved by 2.2 percentage points from 61.9 to 59.7.

Commonwealth of Independent States (CIS)

€mn	1/1/-31/3/06	1/1/-31/3/05	Change
Net interest income	115.7	43.1	168.5%
Provisions for impairment losses	(17.4)	(5.3)	227.3%
Net interest income after provisioning	**98.2**	**37.8**	**160.3%**
Net commission income	58.5	13.9	320.6%
Trading profit	7.4	6.9	6.6%
Net income from financial investments and current financial assets	(0.4)	0.2	-
General administrative expenses	(104.7)	(28.8)	263.5%
Other operating profit (loss)	(1.5)	0.7	
Profit before tax	**57.4**	**30.6**	**87.7%**
Share of earnings before tax	29.6%	22.9%	6.7 PP
Total assets	10,105	4,067	148.5%
Risk-weighted assets (incl. market risk)	7,926	3,138	152.6%
Average number of staff	22,030	3,813	477.8%
Business outlets	1,497	84	1,682.1%
Cost/income ratio	59.2%	45.7%	13.5 PP
Average equity	823	307	167.9%
Return on equity (before tax)	**27.9%**	**39.8%**	**(11.9) PP**

With a *return on equity before tax* of 27.9 per cent, Raiffeisen International's smallest region in terms of balance sheet volume is still its most profitable. *Profit before tax* amounted to € 57 million, which represents a plus of 87 per cent, or € 27 million, compared with the first quarter of 2005. The CIS share of earnings before tax increased by 6 percentage points to just under 30 per cent. That is also a consequence of Bank Aval's not being consolidated until the fourth quarter of 2005.

A high increase of 169 per cent, or € 73 million, was registered in *net interest income*, which reached € 116 million in the first quarter. That is higher than the growth of assets in the region of 149 per cent to € 10.1 billion. The increase in net interest income is explained by a further rise in the interest margins by 10 basis points to 4.74 per cent. The interest margins improved due to the further increased proportion of retail and SME customers and to stronger presence in the regions.

On the other hand, *provisioning for impairment losses* was raised by € 12 million to € 17 million. This sharp increase is a logical consequence of the rapid expansion of business volume, but also due to Bank Aval's not being consolidated in the first quarter of 2005. Another effect results from the very low level of provisioning in the first quarter of 2005 compared with the full year 2005. In a comparison with one-fourth of the full year's provisioning, the increase amounts to only 26 per cent.

Net commission income more than tripled with an increase by € 45 million to € 59 million. The already mentioned reclassification of customer margins in foreign exchange transactions from trading profit to net commission income accounted for € 12 million of that total. Newly consolidated Bank Aval contributed € 29 million. Payment transfers were responsible for € 33 million, and business in foreign exchange and notes and coins for another € 23 million.

After the described loss of customer margins in the amount of € 12 million, *trading profit* achieved a slight gain of 7 per cent and now stands at € 7 million. That is also partly due to an increase of the trading asset portfolio to € 0.3 billion.

At € 76 million, the rise of was significantly above that of the comparison quarter, which is explained by Bank Aval. The sharply *general administrative expenses* increased amount also partly includes transformation costs incurred during the year of the newly acquired bank in connection with integration into the Group and adoption of Group standards. The region's cost/income ratio rose from 45.7 per cent to 59.2 per cent.

The average number of staff grew by 18,217 to 22,030, which makes this by far the region with the largest number of Raiffeisen International staff. Because of Bank Aval, the number of business outlets in the CIS also increased from 84 to 1,497 at the end of March 2005.

Consolidated Financial Statements

Income Statement

€mn	Notes	1/1-31/3/06	1/1-31/3/05	Change
Interest income		675.5	473.6	42.6%
Interest expenses		(297.3)	(214.9)	38.3%
Net interest income	(2)	**378.2**	**258.7**	**46.2%**
Provisioning for impairment losses	(3)	(55.4)	(28.5)	94.2%
Net interest income after provisioning		**322.8**	**230.1**	**40.3%**
Commission income		216.3	106.2	103.7%
Commission expenses		(31.3)	(22.7)	37.9%
Net commission income	(4)	**185.0**	**83.5**	**121.6%**
Trading profit	(5)	29.9	55.1	(45.8)%
Net income from financial investments and current financial assets	(6)	(1.9)	1.0	(289.0)%
General administrative expenses	(7)	(347.5)	(240.9)	44.3%
Other operating profit	(8)	5.7	4.4	27.6%
Profit before tax		**193.9**	**133.3**	**45.4%**
Income tax		(42.4)	(24.0)	76.6%
Profit after tax		**151.5**	**109.3**	**38.6%**
Minority interests in profit		(27.2)	(16.5)	64.7%
Consolidated profit		**124.2**	**92.8**	**33.9%**

in €	1/1-31/3/06	1/1-31/3/05	Change
Earnings per share	**0.87**	**0.74**	**0.13**

Earnings per share are obtained by dividing consolidated profit by the average number of ordinary shares outstanding. As of 31 March 2006, that was 142.8 million ordinary shares, compared with 125 million as of 31 March 2005 (data after stock split).

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit Development

Quarterly results posted by Raiffeisen International

€mn	Q2/2005	Q3/2005	Q4/2005	Q1/2006
Net interest income	277.0	305.5	361.0	378.2
Provisioning for impairment losses	(34.9)	(56.1)	(47.7)	(55.4)
Net interest income after provisioning	**242.1**	**249.4**	**313.2**	**322.8**
Net commission income	96.9	101.0	125.5	185.0
Trading profit	68.4	74.7	102.6	29.9
Net income from financial investments and current financial assets	1.8	1.9	6.2	(1.9)
General administrative expenses	(261.7)	(280.2)	(379.7)	(347.5)
Other operating profit (loss)	(7.5)	(3.6)	(15.7)	5.7
Profit before tax	**140.0**	**143.1**	**152.1**	**193.9**
Income tax	(28.2)	(29.3)	(27.5)	(42.4)
Profit after tax	**111.8**	**113.8**	**124.7**	**151.5**
Minority interests in profit	(18.8)	(20.6)	(21.4)	(27.2)
Consolidated profit	**93.0**	**93.2**	**103.3**	**124.2**

€mn	Q2/2004	Q3/2004	Q4/2004	Q1/2005
Net interest income	192.9	224.7	220.7	258.7
Provisioning for impairment losses	(21.9)	(25.6)	(62.9)	(28.5)
Net interest income after provisioning	**171.0**	**199.1**	**157.8**	**230.1**
Net commission income	79.1	76.8	83.4	83.5
Trading profit	44.0	66.9	61.4	55.1
Net income from financial investments and current financial assets	(3.2)	6.5	3.5	1.0
General administrative expenses	(200.5)	(191.9)	(264.2)	(240.9)
Other operating profit (loss)	3.3	(5.6)	(25.8)	4.4
Profit before tax	**93.7**	**151.8**	**16.1**	**133.3**
Income tax	(19.4)	(25.2)	(7.6)	(24.0)
Profit after tax	**74.3**	**126.6**	**8.6**	**109.3**
Minority interests in profit	(22.4)	(14.3)	(8.3)	(16.5)
Consolidated profit	**51.9**	**112.3**	**0.3**	**92.8**

Balance Sheet

Assets €mn	Notes	31/3/06	31/12/05	Change
Cash reserve		2,384	2,908	(18.0)%
Loans and advances to banks	(9)	6,640	5,794	14.6%
Loans and advances to customers	(10)	25,753	24,714	4.2%
Provisioning for impairment losses	(11)	(684)	(650)	5.3%
Trading assets	(12)	1,629	1,656	(1.6)%
Other current financial assets	(13)	910	1,323	(31.2)%
Financial investments	(14)	2,752	2,807	(2.0)%
Intangible fixed assets	(15)	867	881	(1.5)%
Tangible fixed assets	(16)	745	739	0.8%
Other assets	(17)	987	523	88.8%
Total		**41,983**	**40,695**	**3.2%**

Equity and Liabilities €mn	Notes	31/3/06	31/12/05	Change
Deposits from banks	(18)	10,359	10,236	1.2%
Deposits from customers	(19)	25,736	24,890	3.4%
Liabilities evidenced by paper	(20)	854	759	12.5%
Provisions for liabilities and charges	(21)	134	131	1.8%
Trading liabilities	(22)	279	264	5.7%
Other liabilities	(23)	601	558	7.8%
Subordinated capital	(24)	607	581	4.6%
Equity	(25)	3,413	3,276	4.2%
Consolidated equity		2,808	2,419	16.1%
Consolidated profit		124	382	(67.5)%
Minority interests		481	475	1.2%
Total		**41,983**	**40,695**	**3.2%**

Statement of Changes in Equity

€mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity as of 1/1/06	**434**	**1,395**	**589**	**382**	**475**	**3,276**
Transferred to retained earnings	-	-	382	(382)	-	-
Distributed profit	-	-	-	-	(24)	(24)
Profit for the period	-	-	-	124	27	151
Exchange differences	-	-	(20)	-	(6)	(26)
Capital hedge	-	-	37	-	-	37
Own shares/Share Incentive Program	-	1	-	-	-	1
Other changes	-	-	(10)	-	8	(2)
Equity as of 31/3/06	**434**	**1,396**	**978**	**124**	**481**	**3,413**

€mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit for the period	Minority interests	Total
Equity as of 1/1/05	**382**	**935**	**311**	**211**	**337**	**2,177**
Capital contributions / disbursements	-	-	-	-	1	1
Transferred to retained earnings	-	-	172	(172)	-	-
Distributed profit	-	-	-	(39)	(16)	(55)
Profit for the period	-	-	-	93	16	109
Exchange differences	-	-	36	-	2	38
Capital hedge	-	-	(6)	-	-	(6)
Other changes	-	-	3	-	4	7
Equity as of 31/3/05	**382**	**935**	**516**	**93**	**345**	**2,271**

Since the IPO on 25 April 2005 and the associated issue of 34.2 million new no-par shares with a total nominal value of € 54.1 million, the issued share capital of Raiffeisen International Bank-Holding AG pursuant to its Articles of Association is unchanged at € 434.5 million.

Cash Flow Statement

€mn	1/1-31/3/06	1/1-31/3/05
Cash and cash equivalents at end of previous period	**2,908**	**1,895**
Net cash from operating activities	(521)	(102)
Net cash from investing activities	4	11
Net cash from financing activities	3	(11)
Effect of exchange rate changes	(10)	44
Cash and cash equivalents at end of period	**2,384**	**1,836**

Notes

Accounting policies

The consolidated financial statements of Raiffeisen International are prepared in conformity with the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) and the international accounting standards taken over by the EU including the applicable interpretations by the International Financial Reporting Interpretations Committee (IFRIC). The unaudited Interim Report as of 31 March 2006 conforms to IAS 34. In our interim reporting, exactly the same accounting and valuation principles and consolidation methods are used as in the preparation of our 2005 consolidated financial statements.

Raiffeisen International continues not to exercise the fair value option for stating non-securitised receivables or liabilities with effect on earnings.

In the case of one Group company (Priorbank JSC, Minsk), it has no longer been necessary to apply IAS 29 (financial reporting in hyperinflationary economies) since 1 January 2006 because of changes in economic conditions.

As of 1 January 2006, trading margins achieved in foreign exchange business with customers have been split into a trader margin and a customer margin in order to increase transparency, with the customer margins from these transactions being stated in net commission income, and the trader margin continuing to be shown in trading profit. Until 31 December 2005, these customer margins were disclosed in trading profit. The 2005 comparison figures have not been adjusted.

Changes in the scope of consolidation

	Fully consolidated		Equity method	
Number of units	*31/3/06*	*31/12/05*	*31/3/06*	*31/12/05*
At beginning of period	65	43	3	3
Included for the first time in the period under review	3	29	-	-
Excluded in the period under review	-	(5)		
Merged in the period under review	-	(2)	-	-
Reclassified	-	-	-	-
At end of period	**68**	**65**	**3**	**3**

There were few changes in the first quarter of 2006. Two new companies were established, both leasing specialists in Serbia and Montenegro. Raiffeisen Rent doo, Belgrade, will engage in operating leasing, and RLOL ESTATE 1 d.o.o., Belgrade, is active in real estate leasing. In Poland, Vela Sp z o.o., Warsaw was founded in connection with the securitisation transaction for Polish leasing receivables.

Notes to the Income Statement

(1) Segment reporting

Raiffeisen International primarily divides its business along customer segment lines:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

The Corporate Customers segment encompasses business with local and international medium-sized enterprises and key accounts. The Retail Customers segment encompasses personal banking customers and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 million. The Treasury segment encompasses the Treasury department's proprietary trading as well as investment banking activities, which are only carried out by a few Group units. Besides non-banking activities, the Participations and Other segment also encompasses the management of equity participations. In addition, this segment encompasses other cross-segment activities, including especially those in parent company Raiffeisen International Bank-Holding AG.

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The criterion of assignment is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Serbia and Montenegro, and Romania.
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine.

(1a) Segment reports by business segment

1/1-31/3/06 €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	134.0	214.2	32.1	(2.1)	378.2
Provisioning for impairment losses	(19.2)	(36.4)	(0.0)	0.2	(55.4)
Net interest income after provisioning	**114.8**	**177.8**	**32.1**	**(1.9)**	**322.8**
Net commission income	69.4	115.5	(0.6)	0.6	185.0
Trading profit (loss)	1.4	2.8	30.6	(4.9)	29.9
Net income from financial investments and current financial assets	(0.1)		(1.8)	0.0	(1.9)
General administrative expenses	(70.3)	(246.3)	(13.9)	(17.0)	(347.5)
Other operating profit (loss)	2.2	1.2	3.9	(1.8)	5.7
Profit before tax	**117.5**	**51.0**	**50.3**	**(25.0)**	**193.9**
Risk-weighted assets (incl. market risk)	14,910	9,906	5,502	1,477	31,796
Own funds requirement	1,193	792	440	118	2,544
Average number of staff	7,538	32,989	987	2,267	43,780
Cost/income ratio	34.0%	73.8%	22.4%	-	58.4%
Average equity	1,536	1,020	567	152	3,275
Return on equity before tax	**30.6%**	**20.0%**	**35.5%**	**-**	**23.7%**

1/1-31/3/05 €mn	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
Net interest income	91.9	133.8	29.5	3.5	258.7
Provisioning for impairment losses	(9.2)	(19.7)	0.0	0.3	(28.5)
Net interest income after provisioning	**82.7**	**114.1**	**29.5**	**3.9**	**230.1**
Net commission income	33.1	51.4	0.0	(1.0)	83.5
Trading profit (loss)	21.1	19.6	15.5	(1.0)	55.1
Net income from financial investments and current financial assets	0.0		0.7	0.3	1.0
General administrative expenses	(58.8)	(158.0)	(8.0)	(16.0)	(240.9)
Other operating profit (loss)	2.5	0.6	(0.1)	1.4	4.4
Profit before tax	**80.5**	**27.7**	**37.6**	**(12.5)**	**133.3**
Risk-weighted assets (incl. market risk)	10,466	5,975	4,433	1,150	22,023
Own funds requirement	837	478	355	92	1,762
Average number of staff	5,026	16,235	517	1,164	22,943
Cost/income ratio	39.6%	76.9%	17.9%	-	59.9%
Average equity	1,024	585	434	113	2,155
Return on equity before tax	**31.5%**	**18.9%**	**34.6%**	**-**	**24.7%**

(1b) Segment reports by geographical market

1/1-31/3/06 €mn	CE	SEE	CIS	Total
Net interest income	140.1	122.5	115.7	378.2
Provisioning for impairment losses	(21.0)	(17.0)	(17.4)	(55.4)
Net interest income after provisioning	**119.1**	**105.5**	**98.2**	**322.8**
Net commission income	76.9	49.7	58.5	185.0
Trading profit	9.2	13.3	7.4	29.9
Net income from financial investments and current financial assets	(0.8)	(0.6)	(0.4)	(1.9)
General administrative expenses	(131.2)	(111.6)	(104.7)	(347.5)
Other operating profit (loss)	5.8	1.4	(1.5)	5.7
Profit before tax	**78.9**	**57.5**	**57.4**	**193.9**
Total assets	17,551	14,327	10,105	41,983
Risk-weighted assets (incl. market risk)	13,741	10,128	7,926	31,796
Own funds requirement	1,099	810	634	2,544
Average number of staff	9,769	11,981	22,030	43,780
Cost/income ratio	56.8%	59.7%	59.2%	58.4%
Average equity	1,416	1,036	823	3,275
Return on equity before tax	**22.3%**	**22.2%**	**27.9%**	**23.7%**

1/1/-31/3/05 €mn	CE	SEE	CIS	Total
Net interest income	122.0	93.6	43.1	258.7
Provisioning for impairment losses	(12.2)	(11.0)	(5.3)	(28.5)
Net interest income after provisioning	**109.8**	**82.6**	**37.8**	**230.1**
Net commission income	37.6	32.0	13.9	83.5
Trading profit	30.0	18.1	6.9	55.1
Net income from financial investments and current financial assets	0.5	0.3	0.2	1.0
General administrative expenses	(122.6)	(89.5)	(28.8)	(240.9)
Other operating profit (loss)	3.0	0.8	0.7	4.4
Profit before tax	**58.3**	**44.4**	**30.6**	**133.3**
Total assets	15,937	11,464	4,067	31,468
Risk-weighted assets (incl. market risk)	11,593	7,292	3,138	22,023
Own funds requirement	927	583	251	1,762
Average number of staff	8,756	10,374	3,813	22,943
Cost/income ratio	63.1%	61.9%	45.7%	59.9%
Average equity	1,135	714	307	2,155
Return on equity before tax	**20.6%**	**24.9%**	**39.8%**	**24.7%**

(2) Net interest income

€mn	1/1-31/3/06	1/1-31/3/05
Interest income	**675.0**	**473.1**
from loans and advances to banks	78.3	60.7
from loans and advances to customers	497.3	310.7
from current financial assets	17.7	13.3
from financial investments	37.3	39.4
from receivables under finance leases	36.1	30.7
from derivative financial instruments (non-trading), net	8.3	18.3
Current income from shareholdings	**0.1**	**0.1**
Other interest-like income	**0.4**	**0.4**
Interest and similar income, total	**675.5**	**473.6**
Interest expenses	**(296.5)**	**(214.9)**
on deposits from banks	(112.9)	(57.5)
on deposits from customers	(167.8)	(144.3)
on liabilities evidenced by paper	(9.0)	(8.9)
on subordinated capital	(6.8)	(4.2)
Other interest-like expenses	**(0.8)**	**0.0**
Interest and similar expenses, total	**(297.3)**	**(214.9)**
Net interest income	**378.2**	**258.7**

(3) Provisioning for impairment losses

€mn	1/1-31/3/06	1/1-31/3/05
Allocated to provisioning for impairment losses	(148.2)	(77.1)
Released from provisioning for impairment losses	98.0	52.7
Direct write-downs	(7.4)	(6.4)
Recovery of written-down claims	2.2	2.3
Total	**(55.4)**	**(28.5)**

(4) Net commission income

€mn	1/1-31/3/06	1/1-31/3/05
Payment transfers business	79.5	43.0
Credit and guarantee business	21.5	19.7
Securities business	10.0	4.2
Foreign exchange, notes and coins, and precious metals business	56.2	5.0
Other banking services	17.8	11.6
Total	**185.0**	**83.5**

(5) Trading profit (loss)

€mn	1/1-31/3/06	1/1-31/3/05
Interest-rate contracts	2.4	6.3
Currency contracts	26.6	49.2
Share-/index-related contracts	0.9	(0.4)
Total	**29.9**	**55.1**

(6) Net income from financial investments and current financial assets

€mn	1/1-31/3/06	1/1-31/3/05
Net income from financial investments	**0.0**	**0.0**
Net remeasurements of financial investments and equity participations	0.1	(0.1)
Net proceeds from sales of financial investments and equity participations	(0.1)	0.1
Net income from other current financial assets	**(2.0)**	**1.0**
Net remeasurements of securities classified as current financial assets	(2.3)	0.4
Net proceeds from sales of securities classified as current financial assets	0.3	0.6
Net remeasurements of receivables evidenced by paper	**0.1**	**-**
Total	**(1.9)**	**1.0**

(7) General administrative expenses

€mn	1/1-31/3/06	1/1-31/3/05
Staff costs	(163.7)	(115.9)
Other administrative expenses	(144.4)	(98.6)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	(39.4)	(26.4)
Total	**(347.5)**	**(240.9)**

(8) Other operating profit (loss)

€mn	1/1-31/3/06	1/1-31/3/05
Revenues from non-banking activities	23.1	10.7
Expenses arising from non-banking activities	(16.6)	(7.3)
Net result from hedge accounting	0.1	(1.0)
Net income from other derivative instruments	4.0	0.9
Other taxes	(8.5)	(5.1)
Other operating income	9.1	21.7
Other operating expenses	(5.6)	(15.5)
Total	**5.7**	**4.4**

The income and expenses from services in connection with leasing transactions shown in the year-earlier period under other operating income and expenses are presented in 2006 in revenues and expenses arising from non-banking activities.

Notes to the Balance Sheet

(9) Loans and advances to banks

€mn	31/3/06	31/12/05
Giro and clearing business	848	912
Money market business	4,064	3,417
Loans to banks	1,686	1,423
Purchased receivables	34	33
Receivables evidenced by paper	8	9
Total	**6,640**	**5,794**

(10) Loans and advances to customers

€mn	31/3/06	31/12/05
Credit business	13,149	12,618
Money market business	4,367	4,171
Receivables under mortgage loans	6,211	5,971
Purchased receivables	212	224
Receivables under finance leases	1,811	1,724
Receivables evidenced by paper	4	6
Total	**25,753**	**24,714**

(11) Provisioning for impairment losses

€mn	1/1/06	Change in scope of consolidation	Added*	Released	Used	Transfers, exchange differences	31/3/06
Specific provisions (Loans and advances to customers)	**482**	**-**	**106**	**(62)**	**(17)**	**(6)**	**503**
of which CE	208	-	49	(30)	(12)	(2)	213
of which CIS	166	-	27	(16)	(2)	(3)	172
of which SEE	105	-	24	(15)	(3)	(2)	110
of which other	2	-	6	(1)	-	1	8
Portfolio-based provisions	**168**	**-**	**38**	**(26)**	**(1)**	**3**	**182**
Subtotal	**650**	**-**	**143**	**(87)**	**(18)**	**(4)**	**684**
Impairment provisions for off-balance-sheet liabilities	29	-	10	(11)	-	-	29
Total	**679**	**-**	**153**	**(98)**	**(18)**	**(4)**	**713**

* Additions include direct write-downs and net of recoveries of written-down claims.

(12) Trading assets

€mn	31/3/06	31/12/05
Debt securities and other fixed-interest securities	1,440	1,442
Shares and other variable-yield securities	20	24
Positive fair values arising from derivative financial instruments	168	182
Overnight and fixed deposits held for trading	1	2
Pledged securities ready to be sold/repledged by transferee	-	6
Total	**1,629**	**1,656**

(13) Other current financial assets

€mn	31/3/06	31/12/05
Debt securities and other fixed-interest securities	866	1,278
Shares and other variable-yield securities	30	27
Pledged securities ready to be sold/repledged by transferee	14	17
Total	**910**	**1,323**

(14) Financial investments

€mn	31/3/06	31/12/05
Debt securities and other fixed-interest securities	2,668	2,724
Equity participations	84	83
Total	**2,752**	**2,807**

(15) Intangible fixed assets

€mn	31/3/06	31/12/05
Goodwill	526	527
Other intangible fixed assets	341	353
Total	**867**	**881**

(16) Tangible fixed assets

€mn	31/3/06	31/12/05
Land and buildings used by the Group for its own operations	304	295
Other land and buildings	4	4
Other tangible fixed assets, office furniture and equipment	363	371
Let leased assets	74	69
Total	**745**	**739**

(17) Other assets

€mn	31/3/06	31/12/05
Tax assets	41	47
Receivables arising from non-banking activities	41	31
Prepayments and other deferrals	187	165
Positive fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of IAS 39	1	-
Positive fair values of other derivative financial instruments in the banking book	20	25
Other assets	697	255
Total	**987**	**523**

(18) Deposits from banks

€mn	31/3/06	31/12/05
Giro and clearing business	417	322
Money market business	3,961	4,348
Long-term financings	5,981	5,566
Total	**10,359**	**10,236**

(19) Deposits from customers

€mn	31/3/06	31/12/05
Sight deposits	10,638	10,695
Time deposits	13,616	12,753
Savings deposits	1,482	1,442
Total	**25,736**	**24,890**

(20) Liabilities evidenced by paper

€mn	31/3/06	31/12/05
Issued debt securities	484	391
Issued money market instruments	3	4
Other liabilities evidenced by paper	367	364
Total	**854**	**759**

(21) Provisions for liabilities and charges

€mn	31/3/06	31/12/05
Taxes	40	47
Guarantees and sureties	29	30
Other	65	54
Total	**134**	**131**

(22) Trading liabilities

€mn	31/3/06	31/12/05
Negative fair values of derivative financial instruments	174	170
Short sale of trading assets	10	6
Overnight and fixed deposits held for trading	95	88
Total	**279**	**264**

(23) Other liabilities

€mn	31/3/06	31/12/05
Liabilities arising from non-banking activities	45	84
Deferred items	110	108
Negative fair values of other derivative financial instruments	20	17
Other liabilities	426	349
Total	**601**	**558**

(24) Subordinated capital

€mn	31/3/06	31/12/05
Subordinated obligations	546	530
Supplementary capital	61	51
Total	**607**	**581**

(25) Equity and minorities

€mn	31/3/06	31/12/05
Consolidated equity	2,808	2,419
Subscribed capital	434	434
Capital reserves	1,396	1,396
Retained earnings	978	589
Consolidated profit	124	382
Minority interests	481	475
Total	**3,413**	**3,276**

Additional notes

(26) Contingent liabilities and other off-balance-sheet items

€mn	31/3/06	31/12/05
Contingent liabilities	2,958	2,935
Commitment	6,613	6,801

(27) Regulatory own funds

Raiffeisen International is a subsidiary of RZB and has no banking group of its own within the meaning of the Austrian Banking Act (Bankwesengesetz, BWG). It is therefore not itself, as a consolidated group, subject to regulatory requirements. However, the following figures enter into the RZB banking group's accounts. They are provided for information purposes only.

The own funds of Raiffeisen International within the meaning of the Austrian Banking act (BWG) break down as follows:

€mn	31/3/06	31/12/05
Tier 1 capital (core capital)	2,423	2,392
Tier 2 capital (additional own funds)	566	537
Less interests in banks and financial institutions	(17)	(17)
Eligible own funds	**2,972**	**2,913**
Tier 3 capital (short-term subordinated own funds)	25	25
Total own funds	**2,997**	**2,938**
Total own funds requirement	**2,543**	**2,393**
Excess own funds	**453**	**544**
Excess cover ratio	17.8%	22.8%
Core capital ratio (Tier 1), banking book	8.6%	9.0%
Core capital (Tier 1), incl. market risk	7.6%	8.0%
Own funds ratio	9.4%	9.8%

The total own funds requirement is made up as follows:

€mn	31/3/06	31/12/05
Risk-weighted assets under Section 22 Banking Act	28,177	26,582
of which 8 per cent minimum own funds requirement	2,254	2,127
Own funds requirement for the securities trading book under Section 22b Banking Act	111	112
Own funds requirement for open currency positions under Section 26 Banking Act	178	154
Total own funds requirement	**2,543**	**2,393**

(28) Average number of staff

The average number of staff as of 31 March (full-time equivalents) breaks down as follows:

Full-time equivalents	31/3/06	31/3/05
CE	9,702	8,671
CIS	21,977	3,790
SEE	11,924	10,324
Austria	177	158
Total	**43,780**	**22,943**

Financial Calendar/Publication Details

Financial calendar for 2006

7 June	*Annual general meeting*
13 June	*Ex-dividend date and dividend payment date*
27 July	*Start of quiet period*
10 August	*Semi-annual report, conference call*
13 October	*Capital Markets Day, Kiev, Ukraine*
26 October	*Start of quiet period*
9 November	*Third quarter report, conference call*

Publication details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 8 May 2006
Produced in Vienna
Website: www.ri.co.at

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer

The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialise. We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognises the German version as the authentic version.

Jahresabschluss 2005 Raiffeisen International Bank-Holding AG

This report (profit and loss, balance sheet and notes) was prepared for the Austrian authorities and is based on Austrian GAAP. It is used as a basis for calculating dividends and tax payments in Austria for the holding company. It is legal requirement in Austria.

Raiffeisen International Bank-Holding AG – *Member of RZB Group* A-1030 Vienna • Am Stadtpark 9 • Phone +43 1 71707 0 • Fax +43 1 71707 3486 Postal address A-1011 Vienna • P.O. Box 50 • Seat of the company in Vienna • Registered under FN 122.119 m Handelsgericht Wien

Raiffeisen
INTERNATIONAL
Member of RZB Group

Jahresabschluss 2005
Raiffeisen International Bank-Holding AG

Lagebericht Raiffeisen International Bank-Holding AG

Gesamtwirtschaftliches Umfeld

Die Raiffeisen International Bank-Holding AG (RI) ist eine Finanzholding mit Sitz in Wien, deren wesentliche Aufgabe im Halten und Steuern von Finanzbeteiligungen (Banken, Leasinggesellschaften und sonstige Finanzdienstleistungsunternehmen) in 16 Märkten Zentral- und Osteuropas besteht. Da die Geschäftstätigkeit somit zum überwiegenden Teil außerhalb Österreichs stattfindet, ist die wirtschaftliche Entwicklung in Zentral- und Osteuropa für die Entwicklung der Gesellschaft von entscheidender Bedeutung.

Aufschwung in zweiter Jahreshälfte

Nach dem Rekordwachstum im Jahr 2004 waren die Konjunkturerwartungen für 2005 vorsichtiger, was sich im ersten Halbjahr auch bestätigt hat. Allerdings lassen die bisher veröffentlichten Wachstumszahlen für das dritte Quartal 2005 bereits wieder ein deutliches Ansteigen des Wachstumstrends erkennen. Für Polen, die Slowakei, Slowenien, Tschechien und Ungarn (CE) betrug das durchschnittliche Wirtschaftswachstum für 2005 voraussichtlich 4,0 Prozent (2004: 5,0 Prozent). Die südosteuropäischen Märkte Albanien, Bosnien und Herzegowina, Bulgarien, Kosovo, Kroatien, Rumänien, Serbien und Montenegro (SEE) dürften 2005 im Durchschnitt um 4,5 Prozent gewachsen sein (2004: 7,0 Prozent). Dieser Rückgang spiegelt vor allem die Abkühlung der rumänischen Konjunktur wider, die 2004 mit 8,3 Prozent realem Wirtschaftswachstum (2005: rund 4,0 Prozent) noch Gefahr lief zu überhitzen. Belarus, Russland und die Ukraine (GUS-Länder) erzielten wie bereits im Jahr zuvor das im Vergleich zu den übrigen Ländern der Region stärkste durchschnittliche BIP-Wachstum von 5,9 Prozent (2004: 7,8 Prozent).

Neben länderspezifischen Entwicklungen ist für die neuen Mitgliedsstaaten vor allem das Wachstum in den „alten" EU-Ländern, die mit Deutschland an der Spitze zu den Haupthandelspartnern gehören, von wesentlicher Bedeutung. Das Jahr 2005 war von einer leichten internationalen Konjunkturabschwächung geprägt. So dürfte das reale Wirtschaftswachstum in der Eurozone 1,5 Prozent betragen haben (2004: 1,8 Prozent). In den USA war der Rückgang etwas stärker ausgeprägt, auch wenn das BIP-Wachstum mit 3,5 Prozent (2004: 4,2 Prozent) immer noch deutlich über dem der Eurozone liegt. Ein wesentlicher Konjunkturmotor waren 2005 wie schon im Jahr zuvor die Bruttoanlageinvestitionen in den Ländern Zentral- und Osteuropas (CEE). Dies ist einerseits auf den anhaltenden Zustrom ausländischer Direktinvestitionen zurückzuführen, andererseits auf die Verbesserung der Ertragslage der Unternehmen und die zunehmende Bereitschaft der Banken, Kredite an Klein- und Mittelbetriebe zu gewähren. Dazu kommt für die neuen Mitgliedsstaaten und die Kandidatenländer sowie jene Länder, die den Kandidatenstatus anstreben, ein sich durch den EU-Integrationsprozess kontinuierlich verbesserndes Geschäftsumfeld. Die Errichtung neuer bzw. die Modernisierung und der Ausbau bestehender Produktionsanlagen sollten in den kommenden Jahren positiv zum Export- und Wirtschaftswachstum beitragen.

Entwicklung des Bankensektors in CEE

Der Bankensektor hat in den CEE-Ländern in den 16 Jahren seit dem Beginn der Transformation eine bemerkenswerte Entwicklung erlebt. Zu Beginn standen die nationalen Regierungen vor der Herausforderung, ihre Finanzsysteme zu restrukturieren. Die Kernpunkte der Reformen bildeten die Einführung eines zweistufigen Bankensystems, die Privatisierung der zuvor im Staatsbesitz befindlichen Banken, die Lizenzvergabe für ausländische Banken sowie die Etablierung solider rechtlicher Rahmenbedingungen und einer effizienten Bankenaufsicht. Die Realisierung dieser Vorhaben erfolgte in unterschiedlicher Geschwindigkeit, woraus sich signifikante länderspezifische Entwicklungsunterschiede im Bankensektor ergaben.

Raiffeisen International mit dichtestem Netzwerk

Die in CEE aktiven Bankengruppen verfolgen unterschiedliche Strategien, die sich in ihrem Marktengagement widerspiegeln. Während sich einige Banken auf hohe Marktanteile in wenigen Märkten konzentrieren, verfolgt die Raiffeisen International eine breiter angelegte Strategie, die die gesamte Region erfasst. Die Raiffeisen International ist mit Netzwerkbanken und Leasingunternehmen in 16 Märkten vertreten und verfügt über zwei Repräsentanzen in Moldawien und Litauen.

Geschäftsverlauf 2005

Wesentlich geprägt war das Geschäftsjahr 2005 zunächst durch den Börsegang, in der 2. Jahreshälfte dann durch den Erwerb von 93,5 Prozent an der Joint Stock Post Pension Bank Aval. Unabhängig von diesen besonders markanten Ereignissen hat die Raiffeisen International ihr Netzwerk kontinuierlich ausgebaut und verbessert sowie die Organisation der Holding in Wien weiterentwickelt.

Börsegang

Im April 2005 wurden die Aktien der Raiffeisen International an der Wiener Börse im Prime Market gelistet. Der Emissionspreis wurde mit € 32,50 je Aktie festgesetzt. Aufgrund der großen Nachfrage wurde für Privataktionäre und im Anschluss daran auch für institutionelle Investoren die Zeichnungsfrist verkürzt.

Die Erstnotiz an der Wiener Börse erfolgte am 25. April 2005, der erste festgestellte Kurs betrug € 39,00. Am 28. April wurde die Aktie in den wichtigsten österreichischen Aktienindex, den ATX, aufgenommen. Bis Ende Dezember 2005 stieg der Aktienkurs um mehr als 70 Prozent auf € 55,55, die Marktkapitalisierung auf € 7,9 Milliarden. Der Streubesitz beträgt 30 Prozent.

Akquisition der Bank Aval

Am 20. August 2005 wurden die Verhandlungen zum Kauf der ukrainischen *Joint Stock Post Pension Bank Aval* abgeschlossen. Das Closing, der eigentliche Eigentumsübergang, fand im Oktober 2005 statt. Die Raiffeisen International hat für einen Kaufpreis von USD 1.028 Millionen 93,5 Prozent erworben. Die Raiffeisen International hat sich verpflichtet, die Aktien der noch verbliebenen Minderheitsaktionäre innerhalb von sechs Monaten nach Closing – die Bank Aval notiert an der Kiewer Börse – zum gleichen Preis je Aktie zu übernehmen.

Mit der Übernahme erhöht sich in der Ukraine die Kundenanzahl um mehr als 3,2 Millionen; das Netzwerk vergrößert sich um 1.342 Geschäftsstellen (Zahlen per Ende Dezember 2005). Die Aktiva der Bank Aval betrugen Ende 2005 € 3,4 Milliarden. Raiffeisenbank Ukraine und Bank Aval halten, gemessen an der Bilanzsumme, gemeinsam einen Marktanteil von mehr als 11 Prozent. Damit ist Raiffeisen die Nummer-1-Bankengruppe in der Ukraine. Ebenfalls erworben wurde das *Ukrainian Processing Center, JSC (UPC)*. Der Preis betrug USD 32 Millionen.

Stärkung und Ausbau des Netzwerkes

Im Jänner 2005 wurde von der Raiffeisen-Leasing International, einer Tochtergesellschaft der Raiffeisen International, eine Leasinggesellschaft in Almaty, Kasachstan, gegründet. Die Anzahl der operativ betreuten Märkte erhöhte sich somit auf 16, ergänzt um zwei Repräsentanzen in Moldawien und Litauen.

Die Kundenzahl der Raiffeisen International Gruppe konnte 2005 auf 9,7 Millionen Kunden gesteigert werden. Ohne die Akquisition der Bank Aval ergibt sich eine Erhöhung um etwa 1,4 Millionen Kunden. Die Bilanzsumme stieg um € 11,8 Milliarden auf € 40,7 Milliarden per Ende 2005.

Der Ausbau des Netzwerks schreitet zügig voran. So wurden 185 neue Geschäftsstellen (ohne Bank Aval) eröffnet, ein Plus von 20,2 Prozent. Inklusive Bank Aval wuchs die Zahl der Geschäftsstellen auf mehr als 2.400. Im Einklang damit erhöhte sich die Zahl der Mitarbeiter im Jahresabstand um 90,9 Prozent oder 20.800 auf rund 43.600. Ohne Bank Aval ergab sich eine Steigerung um 18 Prozent oder 4.118 Mitarbeiter

Um das Wachstum auch entsprechend zu unterlegen, wurden bei folgenden Instituten im laufe des Jahres 2005 Kapitalerhöhungen vorgenommen:

Raiffeisenbank (Bulgaria) EAD, Sofia
Raiffeisenbank Austria, d.d., Zagreb
ZAO Raiffeisenbank Austria, Moskau
JSCB Raiffeisenbank Ukraine , Kiew
Raiffeisenbank a.d., Belgrad
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajewo
Raiffeisen Krekova Banka d.d., Maribor
Raiffeisen Bank S.A., Bukarest
Raiffeisen Bank Rt., Budapest
Raiffeisen Leasing SRL, Bukarest
Raiffeisen Leasing d.o.o., Belgrad
Raiffeisen Leasing d.o.o., Ljubljana

Neu gegründet wurde die Raiffeisen Leasing Kazakhstan LLP, Almaty

Die wirtschaftliche Entwicklung der zum RI-Konzern gehörenden Tochterunternehmen war 2005 insgesamt sehr erfolgreich; sowohl das Gesamtergebnis als auch sämtliche Segmentergebnisse (Kundensegmente und regionale Segmente) weisen neuerlich deutliche Verbesserungen gegenüber 2004 auf.

In der Bilanz und der Gewinn- und Verlustrechnung der Raiffeisen International Bank-Holding AG spiegeln sich der bereits erwähnte Börsegang sowie das beträchtliche Wachstum wider. Die erfreulichen Gewinne vor allem der Tochterbanken führten auch zu deutlichen Steigerungen der erhaltenen Dividenden, die sich nahezu verdreifachten und € 103,7 Millionen ausmachten. Die größten Beiträge stammen von der Tatra Banka, der Raiffeisenbank Ungarn sowie der Raiffeisenbank Kroatien.

Finanzielle Leistungsindikatoren

Bilanzentwicklung

Die Bilanzsumme erhöhte sich im Geschäftsjahr 2005 um € 1.059,6 Millionen bzw. 70,6 Prozent auf € 2.560,5 Millionen.

Aktivseitig stiegen insbesondere die Anteile an verbundenen Unternehmen um € 1.340,4 Millionen bzw. 117,6 Prozent auf € 2,5 Milliarden.
Diese Position stellt mit nahezu 97 Prozent den größten Bilanzposten dar. Die deutliche Zunahme ist einerseits auf den Kauf der Avalbank in der Ukraine zurückzuführen, andererseits auf die auf Seite 4 erwähnten Kapitalerhöhungen bei 12 Konzerngesellschaften.

Die Forderungen gegenüber verbundenen Unternehmen stiegen auf € 30,4 Millionen (von € 0,8 Millionen) und umfassen eine Dividendenforderung in Höhe von ca. € 19 Millionen sowie ca. € 11 Millionen Steuerumlage.
Erstmals scheint die Position Eigene Anteile in Höhe von € 4 Millionen auf, die jene Aktien darstellt, die die Gesellschaft für das Share Incentive Program zurückgekauft hat.

Passivseitig stiegen die Verbindlichkeiten gegenüber verbundenen Unternehmen um € 687,7 Millionen, die im Wesentlichen aus einer Kreditlinie bestehen, auf € 691,1 Millionen (Vorjahr: € 3,4 Millionen). Die sonstigen Verbindlichkeiten betrugen € 67, 7 Millionen und bestanden zum überwiegenden Teil aus Verbindlichkeiten, die aus der Bewertung von Kurssicherungsgeschäften (wirtschaftliche Einheit) entstanden.

Aufgrund des Börseganges stieg sowohl das Grundkapital um € 54,1 Millionen auf € 434,5 Millionen als auch die gebundenen Kapitalrücklagen um € 500,5 Millionen auf € 670 Millionen. Das Genussrechtskapital wurde im Geschäftsjahr 2005 rückgeführt. Das gesamte Eigenkapital weist zum 31.12.2005 einen Betrag von € 1.791,8 Millionen auf, dies ist gegenüber dem Vorjahr eine Steigerung um 51,2 Prozent oder € 606,6 Millionen.

Ertragslage

Die Erträge aus Beteiligungen betrugen im Geschäftsjahr 2005 € 103,7 Millionen, was eine Steigerung von € 68,7 Millionen darstellt. Die Umsatzerlöse weisen im gleichen Zeitraum eine Steigerung von € 25,8 Millionen auf € 27,4 Millionen auf.
Aufgrund der Tatsache, dass 2005 das erste Geschäftsjahr mit eigener Personalausstattung war, stiegen sowohl die Personalkosten (um € 9,5 Millionen auf € 15,5 Millionen) als auch die sonstigen betrieblichen Aufwendungen (um € 23,9 Millionen auf € 36,5 Millionen) deutlich an.

Das Finanzergebnis betrug € 102,7 Millionen (gegenüber € 10,7 Millionen im Vorjahr), das Ergebnis der gewöhnlichen Geschäftstätigkeit weist mit € 87,6 Millionen im Gegensatz zu 2004 einen positiven Wert aus.

Risikomanagement

Das aktive Risikomanagement stellt für Raiffeisen International eine Kernkompetenz dar, vor allem im Hinblick auf die unterschiedlichen Entwicklungsstufen in den Ländern Zentral- und Osteuropas. Durch die Pionierrolle in vielen dieser Länder konnte wertvolles Know-how im Aufbau eines zielgerichteten Risikomanagements gewonnen werden. Die ständig voranschreitende Integration der Netzwerkbanken stellt das weitere dynamische, aber dennoch risikobewusste Wachstum sicher.

Prinzipien des Risikomanagements

Raiffeisen International gehört der Kreditinstitutsgruppe der Raiffeisen Zentralbank Österreich AG im Sinne des §30 BWG an und ist somit auch Bestandteil deren Risikomanagementaktivitäten.
Das Risiko aus dem Anteils/-Beteiligungsbesitz (Beteiligungsrisiko) umfasst das Dividendenausfallsrisiko und das Risiko außerplanmäßige Abschreibungen vornehmen zu müssen. Die Buchwerte der Tochtergesellschaften in der Raiffeisen International werden bilanzmäßig in Euro geführt, die Geschäftsaktivitäten in den Tochtergesellschaften werden jedoch im Regelfall in der jeweiligen Landeswährung geführt. Um Fremdwährungseffekten entgegenzuwirken, wurden für einige Währungen Sicherungsgeschäfte durchgeführt (v. a. Ukrainische Hryvna, Russische Rubel, Belarus Rubel und Serbische Dinar).

Die Risiken der einzelnen Netzwerkbanken, der Spezialgesellschaften sowie der Raiffeisen International werden durch ein umfassendes System von Risikoprinzipien, Risikomessungs- und Überwachungsverfahren sowie entsprechenden Organisationsstrukturen kontrolliert und gesteuert. Die Risikopolitik und damit auch die Risikoprinzipien werden im Rahmen der von der Konzernzentrale vorgegebenen Regelungen festgelegt:

- Kredit-, Länder-, Markt-, Liquiditäts- und operationale Risiken werden auf allen Ebenen des Konzerns koordiniert.
- Um einen konsistenten und kohärenten Risikomanagementansatz zu gewährleisten, wird dieser mit der Muttergesellschaft RZB koordiniert.
- Konzernweit werden einheitliche Ratingmethoden angewendet.
- Die Kreditrichtlinien werden während des jährlichen Budgetierungs- und Planungsprozesses überarbeitet und bewilligt.
- Es besteht eine klare personelle und funktionale Trennung zwischen den Geschäfts- und allen Risikomanagementaktivitäten.
- Die Unternehmenskreditausfallsvorsorge basiert hauptsächlich auf einer case-by-case Basis. Die Kreditausfallsvorsorge für Privatkunden basiert auf dem Portfolio-Ansatz.

Initiativen für das Risikomanagement

Retail

Das Risikomanagement bei Privatkunden sowie bei der Kundengruppe kleine und mittlere Unternehmen (KMU) konnte weiter gestärkt werden. Folgende Maßnahmen wurden im abgelaufenen Jahr durchgeführt:

- Standardisierung: Genehmigungsprozess für neue Produkte im Bereich Privatkunden implementiert; Genehmigungsprozess für Kredite an KMUs verbessert

- Kreditvergabe: Basel II konforme Scorekarten auf Produktebene in acht Ländern eingeführt; Richtlinie für Kreditvergabe an KMU etabliert
- Portfolio-Management im Bereich Privatkunden: monatliche Überprüfung mit jeder einzelnen Netzwerkbank; Richtlinien für Kreditrisikovorsorge
- Mahn- und Inkassowesen: Programm für Schuldnermanagement in drei Ländern eingesetzt

Folgende weitere Maßnahmen im Risikomanagement sind geplant oder bereits in Umsetzung:

- Standardisierung: Einführung des Genehmigungsprozesses für neue Produkte für KMUs; Umsetzung neuer konzernweiter Regelungen, Standardisierung des Reportings und des Managements für KMU-Portfolios
- Kreditvergabe: Einführung von Basel II konformen Antrags-Scorekarten (Application Scorecards) für Privatkunden in allen Netzwerkbanken bis Ende 2006
- Portfolio-Management: Verbesserung der standardisierten Berichtsplattform; Einführung von Basel II konformen Verhaltens-Scorekarten (Behavioural Scorecards) in vier Ländern: Polen, Tschechien, Slowakei, Ungarn
- Mahn- und Inkassowesen: Installation des Programms für Schuldnermanagement in zwei weiteren Ländern
- Entwicklung von Rahmenbedingungen für das Management des Wechselkursrisikos
- Weiterentwicklung der Risikomanagement-Instrumente für das Kreditrisiko und das Transaktionsrisiko bei Kreditkarten und Überziehungskrediten

Corporate

Der Fokus im Corporate Risk wurde 2005 auf die weitere Harmonisierung und eine damit verbundene Effizienzsteigerung der Abläufe gelegt. Das Credit Manual, das für alle Einheiten innerhalb des Netzwerks gilt, wurde erweitert und entspricht nun vollständig den Basel-II-Vorschriften und den Standards der österreichischen Finanzmarktaufsicht (FMA).

Der *Provisioning Approval Process*, also der Prozess für die Genehmigung der zu tätigenden Kreditrisikovorsorgen, wurde 2005 vollkommen vereinheitlicht. Problemkreditengagements werden in den einheitlich organisierten *Problem Loan Committees* der Netzwerkbanken behandelt.

Im Laufe des Jahres 2006 wird die Funktion der *Credit Quality Control* neu *organisiert*. Dieser Bereich wird die Qualität der Kreditentscheidungen, vor allem die im Eigenpouvoir der Netzwerkbank gewährten Kredite, die Aufbauorganisation sowie die Prozesse im Risikomanagement überwachen und evaluieren.

Die einzelnen Netzwerkbanken definieren die *Credit Risk Policy* in Abstimmung mit dem zentralen Risikomanagement (head office). Dabei wird die Risikostrategie erstellt: diese beinhaltet unter anderem die Höhe der Kreditengagements nach Branchen, die Kreditarten und die Richtlinien für die maximale Limithöhe pro Kunde / Gruppe verbundener Kunden. Neben dem lokalen Risikomanagement sind auch die Kundenbetreuer in diesen Prozess involviert. Die Credit Risk Policy muss vom Aufsichtsrat der jeweiligenNetzwerkbank genehmigt werden.

Integration des Risikomanagements der Bank Aval in die Raiffeisen International

Unmittelbar nach dem Eigentumsübergang im Oktober 2005, wurde mit der Anpassung und Neuordnung des Risikomanagements nach den Standards der Raiffeisen International begonnen. Die Position des Chief Risk Officers wurde in Personalunion für beide Banken, Raiffeisenbank Ukraine und Bank Aval, durch einen Mitarbeiter mit langjähriger Erfahrung im Raiffeisen International-Konzern besetzt. Weitere bereits gesetzte Integrationsschritte waren unter anderem ein gemeinsames Kreditkomitee und die Erfassung der Obligos jener Unternehmen, die bei beiden Banken Kreditlinien hatten (Gruppe verbundener Kunden). Für diese Kunden wurde ein einheitliches Kundenbetreuungskonzept erarbeitet. Der ge-

samte Kreditbestand an Unternehmenskrediten wurde bereits auf Basis der internen Rating-Standards von Raiffeisen International bewertet.

Basel II

Die Umsetzung der Eigenmittelbestimmungen nach Basel II erfolgt in einem Konzernprojekt, das die Implementierung bei allen Tochterinstituten der RI-Gruppe koordiniert und zentral begleitet. Wesentliche Schwerpunkte dieses Basel II-Projektes bilden die Optimierung bereits bestehender bzw. die Neuentwicklung harmonisierter Ratingmethoden sowie die Ausfallserfassung gemäß Baseler Bestimmungen und die Eigenmittelberechnung selbst. Durch diese Aktivitäten werden konzernweit einheitliche Standards, wie harmonisierte Methoden und Instrumente zur Kreditbeurteilung, erarbeitet.

Eine weitere zentrale Zielsetzung ist die Verbesserung der konzernweiten Datenverfügbarkeit und Datenqualität. Bestehende IT-Systeme wurden auf Ihre Basel-II-Konformität geprüft und analysiert, wobei notwendige Adaptierungen bereits durchgeführt wurden bzw. sich in Umsetzung befinden. Die Auswahl technischer Komponenten für die Implementierung auf Gruppenebene wurde erfolgreich abgeschlossen, um den IRB-Ansatz (den auf internen Ratings basierenden Ansatz) und – für nicht materielle Portfolios – den Standardansatz für die Eigenmittelberechnung zu ermöglichen.

Human Resources

Die Raiffeisen International beschäftigte 2005 110 Personen, zusammen mit den ebenfalls in Wien ansässigen Tochterunternehmen Raiffeisen Group IT GmbH und Raiffeisen Leasing International GesmbH waren insgesamt184 Mitarbeiter angestellt.

Diese Mitarbeiteranzahl beträgt in Relation zum Konzern nur rund 0,5 Prozent, da der Raiffeisen International-Konzern mit mehr als 43.600 Mitarbeitern per Ende 2005 ein bedeutender Arbeitgeber in der gesamten CEE Region geworden ist.

Durch das starke organische Wachstum und die Akquisition der Bank Aval ergab sich seit Ende 2004 ein Zuwachs von rund 21.000 Mitarbeitern oder 90,9 Prozent.

Dass sich die Expansion der Raiffeisen International nur durch entsprechend qualifizierte Mitarbeiter bewerkstelligen lässt, zeigt sich auch an der durchwegs hohen Akademikerquote. Im Durchschnitt aller Mitarbeiter lag sie per Ende 2005 bei rund 69 Prozent, wenngleich der Anteil des Personals mit Universitätsabschluss in den einzelnen Ländern teils sehr differiert. Dies spiegelt aber auch den unterschiedlichen Entwicklungsstand der Länder wider.

Die Struktur des Personals hat sich gegenüber dem Vorjahr nur leicht geändert. Der Frauenanteil an allen Mitarbeitern beträgt rund 68 Prozent. Der Altersschnitt in allen Einheiten beläuft sich auf 34 Jahre. In der regionalen Verteilung ergibt sich durch die Akquisition der Bank Aval eine Verschiebung zugunsten des Segments der GUS-Länder.

Training Architecture

Um einheitliche Standards in allen Netzwerkbanken sicherzustellen wurde 2005 eine so genannte *Training Architecture etabliert. Es ist das Ziel,* nicht nur ein gemeinsames Ausbildungsniveau, sondern auch einen durchgängigen Manage-

mentprozess für die Umsetzung der Trainingsaktivitäten zu erreichen. Die Training Architecture besteht aus folgenden Modulen – die Trainings sind auf den jeweiligen Einsatzbereich der Mitarbeiter zugeschnitten:

- Einführung für alle neuen Mitarbeiter, unabhängig von ihrem Hierarchieniveau und ihrem bisherigen Ausbildungsstand
- Mitarbeiter in den Geschäftsstellen
- Betreuer für Klein- und Mittelbetriebe
- Betreuer für Unternehmenskunden
- Mitarbeiter im Treasury und Investment
- Risikomanager (für alle Segmente)
- Management

Für die Umsetzung der Fortbildungsmaßnahmen gibt es einen für die Mitarbeiter in allen Netzwerkbanken gültigen *Training and Development Catalogue*, in dem die internationalen Trainings enthalten sind. Die Trainings werden fast immer in der Konzernsprache Englisch abgehalten. Selbstverständlich werden auch auf die lokalen Bedürfnisse zugeschnittene Trainings in den einzelnen Ländern durchgeführt.

Um eine effizientere Abwicklung der Trainings zu erreichen, wurde zum Beispiel in Zagreb ein regionales Trainingscenter eingerichtet, in dem alle Mitarbeiter der Netzwerkbanken in Albanien, Bosnien und Herzegowina, Kroatien, Serbien und Montenegro sowie Slowenien ihre interne Aus- und Weiterbildung erhalten. Neben der Schaffung von konzentriertem Know-how an einem Ort ergibt sich auch der gewünschte positive Effekt der weiteren Verbesserung der Vernetzung zwischen den Mitarbeitern dieser Region.

Performance Management

Der bestehende Management-by-Objectives-Prozess (MBO) wurde erweitert und in einen Performance-Management-Prozess übergeführt. Das Performance Management als integrierter, jährlich stattfindender Prozess dient dazu, die Ziele des Unternehmens mit der individuellen Arbeitsleistung in Einklang zu bringen. Dies erfolgt derart, dass entsprechende Ziele gesetzt und mit den einzelnen Mitarbeitern vereinbart werden. Im Zuge der jährlichen Leistungsbeurteilung werden die Potenziale der einzelnen Mitarbeiter erkannt und entsprechend gefördert.

Entwicklung des Personalstands zum Stichtag



Mitarbeiter zum Jahresende (FTE)
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
6.149
7.241
10.292
11.834
5.297
16645
184
2002
2.003
2004
2005
CE
SEE
CIS
Aval
Austria

Der Performance-Managment-Prozess besteht aus den folgenden Elementen:

- Definition von Zielen und Verhaltensstandards
- Unterstützung der Mitarbeiter bei der Zielerreichung
- Laufende Kontrolle der Arbeitsleistung und Rückmeldung an die Mitarbeiter
- Leistungsbeurteilung: Was (Ziele) und Wie (Verhaltensweisen)
- Anerkennung und Belohnung von entsprechender Leistung
- Erstellung von Mitarbeiter-Entwicklungsplänen

Job Structures

Das Projekt *Job Grading* (Bewertung der einzelnen Funktionen) hat das Ziel, innerhalb einer Organisationseinheit konzernweit einheitliche Strukturen zu schaffen. Diese dienen als Basis für die Nachfolgeplanung, Entlohnung, Auswahl der Mitarbeiter für Nachwuchsführungskräfte-Programme sowie die Erstellung von Karrierepfaden. Dabei wurde eine international anerkannte Methode für die Erarbeitung der Strukturen angewendet. Das Training der dafür verantwortlichen Mitarbeiter wurde bereits in Wien durchgeführt, um die Methode effizient in den einzelnen Netzwerkbanken umzusetzen.

In allen Netzwerkbanken wurden 2005 sämtliche Führungsfunktionen, die unmittelbar an die Vorstände in den einzelnen Ländern berichten, bewertet. Alle weiteren Funktionen werden Schritt für Schritt evaluiert. Das Ziel ist es, eine durchgängige Jobstruktur aufzubauen.

Anreize für das Top-Management

Der Vorstand der Raiffeisen International hat mit Zustimmung des Aufsichtsrats vom 23. August 2005 ein *Share Incentive Program* beschlossen, das eine performance-abhängige Zuteilung von Aktien der Gesellschaft an den Kreis des Top-Managements nach drei Jahren Anwartschaft vorsieht. Das Share Incentive Program ist für den Vorstand sowie Vorstandsmitglieder der mit Raiffeisen International verbundenen Bank-Tochterunternehmen sowie ausgewählte Führungskräfte der Raiffeisen International Bank-Holding AG vorgesehen. Das Top-Management muss selbst eine Vorausinvestition leisten und Aktien der Raiffeisen International kaufen, um in den Genuss des Programms zu kommen. Die so erworbenen Aktien müssen während einer Haltefrist von drei Jahren im Besitz der einzelnen Manager verbleiben.

Die Zuteilung von Aktien erfolgt entsprechend der Erfüllung zweier gleich gewichteter Leistungsindikatoren. Ein Parameter ist die Performance von Raiffeisen International im Vergleich zum ROE-Ziel (Eigenkapitalrendite-Ziel), berechnet als Durchschnittswert für den Zeitraum der Anwartschaft. Der zweite Parameter ist die Bewertung des Gesamtertrages der Raiffeisen International-Aktie (*Total Shareholder Return*) im Vergleich zu allen im Index *Dow Jones EURO STOXX Banks* geführten Banken. Die Details zum Share Incentive Program und dem damit verbundenen Rückkauf von Aktien finden sich im Internet unter: www.ri.co.at → Investor Relations → Die RI-Aktie → Share Incentive Program

Ausblick auf 2006

Konjunkturumfeld

Die Länder Zentral- und Osteuropas sollten nach der leichten Konjunkturverlangsamung im Jahr 2005, die im Wesentlichen eine Folge der Rekordwachstumsraten im EU-Beitrittsjahr 2004 und des Rückgangs des Wirtschaftswachstums in der Eurozone war, im Jahr 2006 wieder eine Belebung der Konjunktur erfahren. Für die neuen EU-Mitgliedsstaaten wird ein reales BIP-Wachstum von 4,5 Prozent erwartet, während für die Länder Südosteuropas (die Beitrittskandidaten Rumänien, Bulgarien und Kroatien sowie die Länder des Westbalkans) mit rund 5 Prozent gerechnet wird. Das stärkste Wirtschaftswachstum wird aber nach wie vor für die europäischen GUS-Länder erwartet, auch wenn die Ukraine aufgrund der Gaspreiserhöhung das zweite Jahr in Folge deutlich hinter den hohen durchschnittlichen Wachstumsraten der Jahre 2001-2004 (rund 9 Prozent p.a.) zurückbleiben dürfte. Mit einem erwarteten realen BIP-Wachstum von 5,5 Prozent

würde sich das Wirtschaftswachstum in den GUS-Ländern gegenüber dem Jahr 2005 (5,9 Prozent) leicht abschwächen, wobei für Russland mit einem realen BIP-Wachstum von 6,0 Prozent gerechnet wird (6,1 Prozent im Jahr 2005).

Die wichtigsten Wachstumsfaktoren sollten – wie schon in den vergangenen Jahren – die private Konsumnachfrage sowie die Investitionstätigkeit darstellen. Beide profitieren vom anhaltenden Kreditboom in den Ländern Zentral- und Osteuropas, der durch die weitgehende Privatisierung im Bankensektor und die Reformen der rechtlichen und institutionellen Rahmenbedingungen im Zuge der EU-Beitrittsbestrebungen erst ermöglicht wurde. Zudem scheint die Attraktivität der Länder Zentral- und Osteuropas als Investitionsstandort für ausländische Unternehmen nach wie vor ungebrochen. Die sich abzeichnende Konjunkturerholung in der Eurozone könnte, zusammen mit den neu errichteten Produktionskapazitäten, einen zusätzlichen Wachstumsbeitrag liefern. Der wirtschaftliche Aufholprozess sollte mittelfristig eine Fortsetzung des realen und nominellen Aufwertungstrends für die Währungen der Länder Zentral- und Osteuropas ermöglichen, auch wenn im Jahr 2006 eine Reihe von Parlamentswahlen anstehen (Ukraine, Ungarn, Tschechien, Slowakei), die einen wesentlichen Einfluss auf wichtige wirtschaftspolitische Weichenstellungen und damit auf die Finanzmärkte haben könnten.

Mit Zuversicht weiter auf dem Wachstumspfad

Auch 2006 wird der Fokus von Raiffeisen International auf dem Retail-Segment, dem Geschäft mit Privatkunden sowie kleinen und mittleren Unternehmen, liegen. Die Zuwächse bei Krediten an Privatkunden und die beeindruckenden Steigerungsraten bei der Nachfrage nach Kreditkarten bestätigen unsere strategische Ausrichtung. Im Segment Corporate Customers legen wir unseren Schwerpunkt auf das höhermargige Geschäft mit den Mittelstandskunden.

In den GUS-Ländern erwarten wir vor allem in der Ukraine und Russland mittelfristig starke Ertragszuwächse. Durch die Akquisition der Bank Aval steht das Geschäft in der Ukraine 2006 im Zeichen der Integration unserer beiden Banken. Vorbehaltlich der noch ausstehenden Genehmigungen nach der getätigten Akquisition wird auch die russische Impexbank im Laufe des Jahres in den Konsolidierungskreis aufgenommen und sich daher nur zeitanteilig auf das Ergebnis des Gesamtjahres auswirken. Die Restrukturierungsmaßnahmen in diesen beiden Ländern werden das Ergebnis entsprechend belasten.

Für die Länder Südosteuropas beurteilen wir das Potenzial weiterhin optimistisch, aber auf Grund der von den Aufsichtsbehörden vorgeschriebenen Beschränkungen des Kreditwachstums etwas vorsichtiger. In Zentraleuropa legen wir neben dem traditionellen Geschäft zunehmend den Fokus auch auf das stark wachsende Segment der Asset-Management-Produkte.

Unsere mittelfristigen Ziele bleiben unverändert: Bis Ende 2007 wollen wir einen Return on Equity (ROE) vor Steuern von mehr als 25 Prozent erzielen. Die Cost/Income Ratio soll unter 60 Prozent fallen, die Risk/Earnings Ratio unter 15 Prozent liegen. Die Bilanzsumme wird unserer Einschätzung nach bis 2008 um jährlich mindestens 20 Prozent wachsen. Die stärksten Zuwächse sehen wir in den GUS-Ländern, auch auf Grund der getätigten Akquisitionen. 2006 erwarten wir für die Raiffeisen International Gruppe einen gegenüber 2005 deutlich höheren Jahresüberschuss.

Das dichte Netzwerk mit mehr als 2.400 Geschäftsstellen in den 16 Märkten sowie den zwei Repräsentanzen macht uns zu einer der führenden Bankengruppen für Osteuropa. Unsere hervorragende Marktstellung ist eine gute Basis, um das nachhaltige Potenzial optimal ausschöpfen zu können und dadurch weiterhin starkes organisches Wachstum zu generieren.

Ereignisse nach dem Bilanzstichtag

Akquisition der russischen Impexbank

Am 31. Jänner 2006 unterzeichnete die Raiffeisen International Bank-Holding AG den Vertrag zum Erwerb von 100 Prozent der russischen *JSC Impexbank*. Der Kaufpreis wird bis zu USD 550 Millionen betragen, zuzüglich einer möglichen Preisanpassung durch die Neubewertung einer Immobilie. Der Erwerb steht noch unter dem Vorbehalt eines erfolgreichen Closings, insbesondere auch der Zustimmung der zuständigen Behörden, wie der Finanzmarktaufsicht, der Central Bank of Russia und der Wettbewerbsbehörden in Russland und Österreich. Die Akquisition würde eine Beschleunigung der bestehenden Retail-Strategie der Raiffeisen International in Russland bedeuten. Mit der Übernahme der Impexbank würde die Raiffeisen International zur größten ausländischen Bankengruppe in Russland aufsteigen.

Die Impexbank wurde 1993 gegründet und ist im Besitz von sieben russischen Unternehmen. Sie ist primär auf die Betreuung von Privatkunden sowie kleineren und mittleren Unternehmen ausgerichtet, die sie über ihr landesweites Netz von etwa 190 Filialen und Büros sowie 350 Vertriebsstellen betreut. Die Impexbank wies im ersten Halbjahr 2005 eine Bilanzsumme von € 1,2 Milliarden sowie einen Periodenüberschuss nach Steuern von € 9,0 Millionen auf und beschäftigte rund 4.300 Mitarbeiter.

KPMG

Raiffeisen International Bank-Holding AG
Wien

Bericht über die Prüfung des Jahresabschlusses zum 31. Dezember 2005

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
8. März 2006
Dieser Bericht beinhaltet 40 Seiten und 5 Beilagen
10143189

Inhaltsverzeichnis

Beilagenverzeichnis

Rundungshinweis

Bei der Summierung von gerundeten Beträgen und Prozentangaben können durch Verwendung automatischer Rechenhilfen rundungsbedingte Rechendifferenzen auftreten.

An die Mitglieder des Vorstands und des Aufsichtsrats der
Raiffeisen International Bank-Holding AG
Wien

Wir haben die Prüfung des Jahresabschlusses zum 31. Dezember 2005 der

Raiffeisen International Bank-Holding AG,
Wien,
(im Folgenden auch kurz "Raiffeisen International" oder "Gesellschaft" genannt)

abgeschlossen und erstatten über das Ergebnis dieser Prüfung den folgenden **Bericht**:

1. Auftrag und Durchführung

Mit Hauptversammlungsbeschluss vom 1. April 2005 der Raiffeisen International Bank-Holding AG, Wien, wurden wir zum Abschlussprüfer für das Geschäftsjahr 2005 gewählt. Die Gesellschaft erteilte uns den **Auftrag**, den Jahresabschluss zum 31. Dezember 2005 unter Einbeziehung der Buchführung und den Lagebericht zu prüfen.

Wir führten die Prüfung in den Monaten Jänner und März 2006 am Sitz der Gesellschaft in Wien durch.

Für die ordnungsgemäße Durchführung des Auftrages ist Herr Dr. Walter Knirsch, Wirtschaftsprüfer und Steuerberater, **verantwortlich**. Die maßgeblich leitende Funktion bei der Prüfung wird von Herrn Dr. Franz Frauwallner, Wirtschaftsprüfer und Steuerberater, ausgeübt.

Als **Unterlagen** für unsere Prüfung dienten die Bücher, Schriften und sonstigen Aufzeichnungen der Gesellschaft. Die von uns benötigten zusätzlichen Aufklärungen und Nachweise wurden vom Vorstand der Gesellschaft und den uns genannten Sachbearbeitern gegeben.

Die Prüfung ist eine **Pflichtprüfung**. Die in § 269 HGB aufgestellten Grundsätze wurden bei der Durchführung der Prüfung beachtet.

Grundlage für unsere Prüfung sind die mit der Gesellschaft vereinbarten, von der Kammer der Wirtschaftstreuhänder herausgegebenen "Allgemeinen **Auftragsbedingungen** für Wirtschaftstreuhandberufe (AAB)" sowie die "Zusätzlichen Auftragsbedingungen hinsichtlich der Kommunikation mittels elektronischer Datenübertragung" (Beilage V). Diese Auftragsbedingungen gelten nicht nur zwischen der Gesellschaft und dem Abschlussprüfer, sondern auch gegenüber Dritten.

Bei unserer Prüfung beachteten wir die in Österreich berufsüblichen **Grundsätze** ordnungsgemäßer Durchführung von Abschlussprüfungen. Wir weisen darauf hin, dass jedem Rechnungslegungs- und internen Kontrollsystem die Möglichkeit von Fehlern immanent ist und dass aufgrund der stichprobengestützten Prüfung ein unvermeidbares Risiko besteht, dass falsche Aussagen im Jahresabschluss unentdeckt bleiben können. Die Prüfung erstreckte sich nicht auf Bereiche, die üblicherweise den Gegenstand von Sonderprüfungen bilden.

Der Vorstand bestätigte uns die **Vollständigkeit** des Jahresabschlusses und des Lageberichtes schriftlich.

2. Rechtliche, steuerliche und wirtschaftliche Verhältnisse

2.1. Gesellschaftsrechtliche Verhältnisse

Die Gesellschaft wurde mit **Gesellschaftsvertrag** vom 18. März 1991 errichtet.

Die letzte **Änderung der Satzung** erfolgte im Jahr 2005; sie betraf die generelle Anpassung der Satzung und die Erhöhung des Grundkapitals um gesamt EUR 54.082.608,70.

Die Gesellschaft ist seit 9. Juli 1991 im **Firmenbuch** des Handelsgerichtes Wien unter der Nummer 122119 m eingetragen.

Der **Gegenstand des Unternehmens** ist in der Satzung wie folgt geregelt:

(1) der Erwerb von Beteiligungen an anderen in- und ausländischen Unternehmen jeglicher Art, die Übernahme der Geschäftsführung, insbesondere als geschäftsführender Gesellschafter, und die Beteiligungs-Verwaltung als Holdinggesellschaft für diese Unternehmen, insbesondere die Beteiligung an international tätigen Banken und Finanzinstituten mit Sitz im In- und Ausland

(2) Gegenstand des Unternehmens ist ferner:

a) die Beratung und die Erbringung von Managementleistungen aller Art für die Unternehmen, an denen Beteiligungen oder zu denen sonst konzernmäßige Verflechtungen bestehen

b) die Entwicklung und Verwaltung von Projekten im In- und Ausland sowie der Ankauf und Verkauf von Liegenschaften

c) die Erbringung aller Dienstleistungen, die mit dem Unternehmensgegenstand in direktem oder indirektem Zusammenhang stehen, insbesondere Dienstleistungen der Betriebsorganisation sowie auf dem Gebiet der automatischen Datenverarbeitung und Informationstechnik

(3) Die Gesellschaft betreibt keinerlei Geschäfte, welche eine bankaufsichtsrechtliche Berechtigung voraussetzen

Das **Geschäftsjahr** entspricht dem Kalenderjahr.

Die **Organe** der Gesellschaft sind im Anhang (Beilage III) angegeben.

Das **Grundkapital** der Gesellschaft beträgt zum 31. Dezember 2005 EUR 434.517.391,31 und besteht aus 142.770.000 Stück nennwertlosen Stückaktien (Inhaberaktien).

In der außerordentlichen Hauptversammlung vom 8. März 2005 wurde ein Aktiensplit im Verhältnis 1:2 beschlossen, wodurch das zum 31. Dezember 2004 vorhandene Grundkapital in Höhe von EUR 380.434.782,61 in 125.000.000 Stück nennwertlose Stückaktien zerlegt wurde.

Der auf die einzelne Stückaktie entfallende anteilige Betrag des Grundkapitals entspricht nach dem Aktiensplit EUR 3,043478261.

Weiters wurde der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital gegen Bareinzahlung oder Sacheinlage bis längstens 8. März 2010 um bis zu EUR 66.999.997,83, allenfalls in mehreren Tranchen, durch Ausgabe von bis zu 22.014.285 Stück auf Inhaber lautende Stammaktien zu erhöhen (genehmigtes Kapital).

Aufgrund dieser Ermächtigung hat der Vorstand mit Zustimmung des Aufsichtsrats vom 1. und 21. April 2005 das Grundkapital durch die Ausgabe von 13.300.000 Stück Stammaktien im Nominale von EUR 3,043478261 um EUR 40.478.260,87 auf EUR 420.913.043,48 (zerlegt in 138.300.000 Stück Stammaktien) erhöht. Mit Zustimmung des Aufsichtsrats vom 1. und 27. April 2005 hat der Vorstand in einer zweiten Tranche das Grundkapital durch Ausgabe von weiteren 4.470.000 Stück im Nominale von EUR 3,043478261 um EUR 13.604.347,83 auf EUR 434.517.391,31 (zerlegt in 142.770.000 Stück Stammaktien) erhöht.

Im Rahmen des **Börseganges am 25. April 2005** wurden somit gesamt 17.770.000 Stück neue Stammaktien im Nominale von EUR 54.082.608,70 ausgegeben.

Am Grundkapital sind die nachstehenden Aktionäre **beteiligt**:

	31. Dezember 2005		
	Stück	TEUR	%
Raiffeisen Zentralbank Österreich AG, Wien	100.000.000	304.348	70,04
Streubesitz	42.770.000	130.169	29,96
	142.770.000	**434.517**	**100,00**

In der außerordentlichen Hauptversammlung vom 8. März 2005 wurde die Raiffeisen International Bank-Holding AG ermächtigt, bis zum 8. September 2006 eigene Aktien gemäß § 65 Abs 1 Z 4 AktG zu erwerben, um diese den Arbeitnehmern, leitenden Angestellten und Mitgliedern des Vorstands oder Aufsichtsrats der Gesellschaft oder eines verbundenen Unternehmens zum Erwerb anzubieten. Weiters wurde die Gesellschaft ermächtigt, bis zum 8. September 2006 eigene Aktien gemäß § 65 Abs 1 Z 8 AktG zu erwerben, wobei der Handel in eigenen Aktien als Zweck des Erwerbs ausgeschlossen ist. Der Anteil der aufgrund der Ermächtigung gemäß § 65 Abs 1 Z 4 und Z 8 AktG zu erwerbenden eigenen Aktien darf insgesamt 10 % des Grundkapitals nicht übersteigen. Die Höhe der Gegenleistung darf den Börsekurs um 20 % weder über- noch unterschreiten.

Im **Geschäftsjahr 2004** hat die Gesellschaft **Genussrechtskapital** mit einem Nominalwert in Höhe von EUR 1.705.000,00 begeben. Die Genussrechte werden durch eine oder mehrere auf Namen lautende Sammelurkunden im Sinn des § 24 lit b Depotgesetz 1969 idgF verbrieft.

Die Genussrechtsinhaber haben Anspruch auf Teilnahme am laufenden Gewinn und Verlust sowie am Liquidationsgewinn der Gesellschaft. Basis für die laufende Gewinnverrechnung ist das Ergebnis des Raiffeisen International-Konzerns gemäß IFRS vor Steuern. Den Inhabern der Genussrechte steht eine Vorzugsdividende zu, welche jährlich auf Basis festgesetzter Parameter als Zinssatz auf das Genussrechtkapital ermittelt wird. Diese Vorzugsdividende kommt insoweit

zur Auszahlung als sie im Bilanzgewinn der Gesellschaft gemäß § 231 Abs 2 Z 29 HGB gedeckt ist.

Im Fall der Kündigung des Genussrechtsverhältnisses oder eines Rückkaufes der Genussrechte durch die Gesellschaft steht den Inhabern der Genussrechte ein Auseinandersetzungsbetrag in Höhe der Nominale der Genussrechte plus der Vorzugsdividende für das abgelaufene Geschäftsjahr zu, wenn diese bis zum Zeitpunkt der Kündigung oder des Rückkaufes noch nicht ausbezahlt wurde. Im Fall der Liquidation der Gesellschaft sind die Inhaber der Genussrechte im Verhältnis des Genussrechtsnominales zum eingezahlten Gesamtkapital der Gesellschaft zum Liquidationszeitpunkt beteiligt.

Die Genussrechte werden auf Unternehmensdauer begeben. Das Genussrechtsverhältnis ist von Seiten der Gesellschaft jederzeit auch in Teilbeträgen kündbar. Die Genussrechtsverträge sind von Seiten der Genussrechtsinhaber unkündbar. Die Gesellschaft ist berechtigt, die Genussrechte (auch teilweise) von den Inhabern jederzeit durch einseitige Erklärung zurückzukaufen. Durch den Rückkauf wird der Bestand der Genussrechte nicht beeinträchtigt.

Die im Geschäftsjahr 2004 begebenen Genussrechte begründen kein Gesellschaftsverhältnis welcher Art auch immer. Den Inhabern der Genussrechte stehen daher keine Gesellschafterrechte zu. Die Genussrechte erfüllen die Kriterien Nachrangigkeit, Erfolgsabhängigkeit, Teilnahme am Verlust und haben keine Befristung. Sie besitzen somit Eigenkapitalcharakter und werden unter dem Bilanzposten Eigenkapital ausgewiesen.

Im zweiten Quartal 2005 wurden die **Genussrechte** in Höhe von EUR 1.705.000,00 von der Raiffeisen International zum Nominale **rückgezahlt.**

Der Vorstand der Raiffeisen International hat mit Zustimmung des Aufsichtsrats vom 23. August 2005 ein **Share Incentive Program (SIP)** beschlossen, das eine performance-abhängige Zuteilung von Aktien der Gesellschaft an den Kreis des Top-Managements nach drei Jahren Anwartschaft vorsieht. Das Share Incentive Program ist für den Vorstand sowie Vorstandsmitglieder der mit Raiffeisen International verbundenen Bank-Tochterunternehmen sowie ausgewählte Führungskräfte der Raiffeisen International Bank-Holding AG vorgesehen. Das Top-Management muss selbst eine Vorausinvestition leisten und Aktien der Raiffeisen International kaufen, um in den Genuss des Programmes zu kommen. Die so erworbenen Aktien müssen während einer Behaltefrist von drei Jahren im Besitz der einzelnen Manager verbleiben.

Die Zuteilung von Aktien erfolgt entsprechend der Erfüllung zweier gleich gewichteter Leistungsindikatoren. Ein Parameter ist die Performance von Raiffeisen International im Vergleich zum ROE-Ziel (Eigenkapitalrendite-Ziel), berechnet als Durchschnittswert für den Zeitraum der Anwartschaft. Der zweite Parameter ist die Bewertung des Gesamtertrages der Raiffeisen International-Aktie (Total Shareholder Return) im Vergleich zu allen im Index Dow Jones Euro Stoxx Banks geführten Banken.

Die für das SIP notwendigen Aktien werden im Rahmen des Rückkaufprogramms von eigenen Aktien aufgebracht. Im Oktober 2005 wurden 95.260 Stück Aktien zu einem gewichteten Durchschnittskurs von EUR 50,06 zurückgekauft. Der auf die eigenen Aktien entfallende Betrag des Grundkapitals beträgt TEUR 290 (ds 0,1 % des gesamten Grundkapitals). Für weitere für das SIP benötigte eigene Aktien wurde eine Option zum Kauf abgeschlossen.

Bei der geprüften Gesellschaft handelt es sich um eine **große Kapitalgesellschaft** im Sinn des § 221 HGB, da die Aktien der Raiffeisen International seit 25. April 2005 an der Wiener Börse notieren.

In der ordentlichen Hauptversammlung vom 1. April 2005 wurde der Jahresabschluss zum 31. Dezember 2004 genehmigt und beschlossen, vom ausgewiesenen Bilanzgewinn von EUR 39.300.676,72 eine Dividende in Höhe von EUR 38.749.999,91 und einen Betrag von EUR 482.515,00 für die begebenen Genussrechte auszuschütten und den verbleibenden Betrag von EUR 68.161,81 auf neue Rechnung vorzutragen. Dem Vorstand und dem Aufsichtsrat wurde die Entlastung für das Geschäftsjahr 2004 erteilt.

Der **Aufsichtsrat**, der im Jahr **2005** vier Sitzungen abhielt, hat über die gesetzlichen Kontrollaufgaben und die Genehmigung der zustimmungspflichtigen Geschäfte hinaus keine zusätzlichen Befugnisse.

Die Gesellschaft steht mit der Raiffeisen-Landesbanken-Holding GmbH, Wien, und deren verbundenen Unternehmen in einem **Konzernverhältnis** und gehört deren **Vollkonsolidierungskreis** an. Weiters wird die Gesellschaft in den Konzernabschluss der Raiffeisen Zentralbank Österreich AG, Wien, (als Unternehmen, das für den kleinsten Kreis von Unternehmen einen Konzernabschluss erstellt) einbezogen. Die Raiffeisen International stellt einen Konzernabschluss in Übereinstimmung mit den International Financial Reporting Standards auf. Die Konzernabschlüsse werden am Sitz der jeweiligen Gesellschaft hinterlegt.

2.2. Steuerliche Verhältnisse

Die Gesellschaft wird beim **Finanzamt** Wien 1/23 unter der **Steuernummer** 017/6231 veranlagt.

Die letzte **Veranlagung** erfolgte für die Körperschaftsteuer 2003.

Die letzte **steuerliche Betriebsprüfung** erstreckte sich auf die Körperschaftsteuer für 1996 bis 2000. Sie wurde im Jahr 2005 abgeschlossen.

Die Gesellschaft ist seit dem Geschäftsjahr 2005 **Gruppenmitglied** innerhalb der Unternehmensgruppe gemäß § 9 KStG der Raiffeisen Zentralbank Österreich AG, Wien. Für das Geschäftsjahr 2005 weist die Gesellschaft eine Steuerumlage (Gutschrift) aus der Steuerumlagenvereinbarung in Höhe von EUR 7.252.222,29 aus.

2.3. Wirtschaftliche Verhältnisse

2.3.1. Überblick

Im April 2005 wurden die Aktien der Raiffeisen International an der Wiener Börse im Prime Market gelistet. Der Emissionspreis wurde mit EUR 32,50 festgesetzt. Die Erstnotiz an der Wiener Börse erfolgte am 25. April 2005, der erste festgestellte Kurs Betrug EUR 39,00. Am 28. April 2005 wurden die Aktien in den österreichischen Aktienindex, den ATX, aufgenommen. Zum 31. Dezember 2005 notierte die Aktie der Raiffeisen International bei EUR 55,55.

Die Raiffeisen International Bank-Holding AG, Wien, hält und koordiniert Anteile an Unternehmen, die auf den Betrieb von Bankgeschäften und Finanzdienstleistungen in Zentral- und Osteuropa spezialisiert sind. Über Kommerzbanken in 15 Ländern, die über ein breites Netz von Bankgeschäftsstellen verfügen, sowie über weitere Finanzinstitute bietet die Raiffeisen International ein breite Palette von Bank- und Finanzdienstleistungen an, die von der Kreditgewährung, der Kontoführung, dem Zahlungsverkehr, dem Einlagengeschäft, der Handelsfinanzierung, dem Kreditkartengeschäft bis hin zu Hypothekarkrediten und Leasing reicht.

Zum Bilanzstichtag 31. Dezember 2005 setzt sich das **Beteiligungsportefeuille** der Raiffeisen International im Wesentlichen aus nachfolgenden Gesellschaften zusammen:

Verbundene Unternehmen

Netzwerkbanken

JSPP Bank Aval, Kiew
ZAO Raiffeisenbank Austria, Moskau
Raiffeisen Bank S.A., Bukarest
Raiffeisen-RBHU Holding GmbH, Wien (Raiffeisen Bank Zrt., Budapest)
Raiffeisen Bank Ploska S.A., Warschau
Raiffeisenbank Austria d.d., Zagreb
Raiffeisen Bank Sh.a., Tirana
JSCB Raiffeisenbank Ukraine, Kiew
Raiffeisenbank a.d., Belgrad
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo
Raiffeisen Krekova Banka d.d., Maribor
Raiffeisenbank (Bulgaria) EAD, Sofia
Priorbank JSC, Minsk
Raiffeisenbank a.s., Prag
Tatra Banka a.s., Bratislava
Raiffeisen Bank Kosovo J.S.C., Prishtina

Sonstige Unternehmen

Ukrainian Processing Center JSC, Kiew
RLI Holding Gesellschaft, Wien

Beteiligungen

JSC Bank TuranAlem, Almaty

Die Buchwerte der Anteile an verbundenen Unternehmen und Beteiligungen betragen zum 31. Dezember 2005 EUR 2.514.932.700,53 (Vorjahr: EUR 1.168.849.172,94) und veränderten sich im Jahr 2005 wie folgt:

Im Geschäftsjahr 2005 waren folgende wesentliche **Zugänge** (inklusive Zugänge aus Bewertungseinheit) zu verzeichnen:

	EUR
Anteile an verbundenen Unternehmen	
Neuzugänge/Gründung	
JSPP Bank Aval, Kiew	871.949.061,89
Ukrainian Processing Center JSC, Kiew	27.669.291,76
Sonstige	2.052.520,00
	901.670.873,65
Kapitalerhöhungen/Zukäufe/Zuschüsse	
ZAO Raiffeisenbank Austria, Moskau	157.005.087,72
Raiffeisenbank Austria d.d., Zagreb	79.800.120,28
Raiffeisenbank a.d., Belgrad	53.998.663,59
Raiffeisen Bank S.A., Bukarest	39.782.803,90
JSCB Raiffeisenbank Ukraine, Kiew	32.998.822,95
Raiffeisen Krekova Banka d.d., Maribor	15.076.794,75
Raiffeisenbank (Bulgaria) EAD, Sofia	15.000.000,00
Sonstige	32.024.297,76
	425.686.590,95
	1.327.357.464,60

Am 20. August 2005 wurden die Verhandlungen zum Kauf der ukrainischen **Joint Stock Post Pension (JSPP) Bank Aval** abgeschlossen. Das Closing, der eigentliche Eigentumsübergang, fand im Oktober 2005 statt. Die Raiffeisen International hat für einen Kaufpreis von 1.028 Mio USD (855,6 Mio EUR) 93,5 Prozent erworben. Die Raiffeisen International hat sich verpflichtet, die Aktien der noch verbliebenen Minderheitsaktionäre innerhalb von sechs Monaten nach Closing – die Bank Aval notiert an der Kiewer Börse – zum gleichen Preis je Aktie zu übernehmen.

Mit der Übernahme erhöht sich in der Ukraine die Kundenanzahl um mehr als 3,1 Millionen; das Netzwerk vergrößert sich um rund 1.300 Geschäftsstellen (Zahlen per Ende Dezember 2005). Die Aktiva der JSPP Bank Aval betrugen Ende 2005 3,4 Mrd EUR. JSCB Raiffeisenbank Ukraine und JSPP Bank Aval halten, gemessen an der Bilanzsumme, gemeinsam einen Marktanteil von mehr als 11 Prozent.

Weiters wurde das **Ukrainian Processing Center, JSC (UPC)** zu einem Preis von 32 Mio USD erworben.

Im Geschäftsjahr 2005 wurde bei der ZAO Raiffeisenbank Austria, Moskau, aufgrund des Wegfalls der Gründe für die außerplanmäßige Abschreibung eine **Zuschreibung** in Höhe von TEUR 22.162 auf die ursprünglichen Anschaffungskosten vorgenommen.

Die außerplanmäßigen **Abschreibungen** der Anteile an verbundenen Unternehmen betrugen im Geschäftsjahr 2005 TEUR 8.450 und betreffen zur Gänze die Raiffeisen International GROUP IT GmbH, Wien. Weiters wurden für das negative Eigenkapital der GSI Group Software Investment AG, Zug, Verlustvorsorgen in Höhe von TEUR 4.295 gebildet.

Im Geschäftsjahr 2005 wurden Beteiligungserträge in Höhe von insgesamt 103,7 Mio EUR erzielt.

Bewertungseinheit

Die Raiffeisen International hält Beteiligungen in zentral- und osteuropäischen Ländern, deren funktionale Währung entweder die lokale Währung oder eine an Euro bzw US-Dollar indexierte Währung darstellt. Kapitaleinzahlungen durch die Gesellschaft erfolgen im Regelfall in Euro oder US-Dollar und fließen nach Konvertierung in die lokalen Währungen in die bankgeschäftlichen Aktivitäten ein.

Zur Absicherung der in lokaler Währung geführten Eigenkapitalien an der

JSPP Bank Aval, Kiew
ZAO Raiffeisenbank Austria, Moskau
Raiffeisenbank a.d., Belgrad
Ukrainian Processing Center JSC, Kiew
Raiffeisenbank a.s., Prag
Raiffeisen Bank Polska S.A., Warschau
Raiffeisen-RBHU Holding GmbH, Wien (Raiffeisen Bank Rt., Budapest)

resultierenden Währungsrisiken wurden Kurssicherungsgeschäfte mit der Raiffeisen Zentralbank Österreich AG, Wien, abgeschlossen.

Für die betreffenden Beteiligungen wurden Bewertungseinheiten geschaffen, wodurch bewirkt wird, dass die gegenläufige Wertentwicklung der jeweiligen Fremdwährung zwischen dem Basisgeschäft (Beteiligung) und dem Sicherungsgeschäft kompensatorisch berücksichtigt wird. Die Überprüfung der Hedge-Effizienz erfolgt anhand der jeweiligen Währungsbilanz, wobei für die Absicherung auch hoch korrelierende Währungen herangezogen werden können. Die jeweiligen Wertänderungen werden einerseits beim Beteiligungsansatz (für das Basisgeschäft) und andererseits in den sonstigen Vermögensgegenständen bzw sonstigen Verbindlichkeiten (für das Sicherungsgeschäft) erfasst.

Im IFRS-Konzernabschluss werden die Währungskomponenten als Capital hedge ergebnisneutral als Veränderung des Eigenkapitals dargestellt.

Organisationsstruktur

Den einzelnen Vorstandsbereichen der Gesellschaft sind folgende Abteilungen zugeordnet:

a) Human Resources & Training, Strategy & Aquisition, Communications, Internal Audit, Legal & Compliance

b) Investor Relations, Group Controlling & Accounting, Network Asset & Liability Management, Treasury Coordination, Corporate Risk Management, Retail Risk Management

c) Consumer Banking, SME Banking, Product Development & Branding, Cards, Alliances & Insurance

d) Corporate Relationships & Products, NWB Services, Raiffeisen Leasing International

e) Process & Productivity Management, Organisation & Project Office, Group IT, Sheared Service Centers & Country Coordination

Die Gesellschaft hat im Geschäftsjahr 2005 durchschnittlich 103 (Vorjahr: 40) Arbeitnehmer (Angestellte) beschäftigt.

2.3.2. Wesentliche langfristige Verträge und Verpflichtungen

Im Geschäftsjahr 2004 wurde zwischen der Raiffeisen International, der Raiffeisen Zentralbank Österreich AG und der Raiffeisen-Invest-Gesellschaft mbH auf unbestimmte Zeit ein Rahmenvertrag über die Erbringung von Serviceleistungen abgeschlossen, der mit 1. Juli 2004 in Kraft getreten ist. Die Details werden zwischen den Vertragspartnern jeweils mit Service Level Agreements festgelegt.

Zum 31. Dezember 2005 bestehen für die folgenden Funktionen **Service Level Agreements**:

Mit der Raiffeisen Zentralbank Österreich AG:

Management Services (ab 1. Jänner 2004)
Representative Offices (ab 1. Juli 2004)
Organisation/IT (ab 1. Juli 2004)
Transaction Services/Cash Management (ab 1. Juli 2004)
Audit (ab 1. Juli 2004)
Legal & Compliance Division (ab 1. Juli 2004)
Global Treasury & Markets (ab 1. Juli 2004)
Human Resources (ab 1. Juli 2004)
Trade and Export Finance Division (ab 1. Juli 2004)
Global Service Level Agreement (ab 1. Juli 2004)

Mit 1. Juli 2004 wurde ein Service Level Agreement zwischen Raiffeisen International und Raiffeisen-Invest-Gesellschaft mbH, Wien, über die Erbringung von Buchhaltungs- und Bilanzierungsleistungen und sonstigen Serviceleistungen sowie das Aufstellen von Jahresabschlüssen abgeschlossen.

Weiters wurde mit 1. Juli 2004 ein Service Level Agreement zwischen Raiffeisen International und ZHS Office & Facilitymanagement GmbH, Wien, über die Erbringung von Facilitymanagementleistungen abgeschlossen.

3. Zusammengefasste Darstellungen zum Jahresabschluss

3.1. Bilanzierungs- und Bewertungsgrundsätze

Die Bilanzierungs- und Bewertungsgrundsätze sind im Anhang (Beilage III) dargestellt.

3.2. Vermögenslage

Die folgende Gegenüberstellung der nach betriebswirtschaftlichen Grundsätzen zusammengefassten Bilanzposten und deren Veränderung vermittelt einen Einblick in die Vermögens- und Finanzlage der Gesellschaft:

	31.12.2005		31.12.2004		Veränderung	
	TEUR	%	TEUR	%	TEUR	%
Aktiva						
Anlagevermögen						
Immaterielle Vermögensgegenstände						
Software	61	0,0	34	0,0	27	79,4
Sachanlagen						
Andere Anlagen, Betriebs- und Geschäftsausstattung	39	0,0	3	0,0	36	x
Finanzanlagen						
Anteile an verbundenen Unternehmen	2.480.389	96,9	1.140.008	76,0	1.340.381	117,6
Beteiligungen	34.544	1,3	28.841	1,9	5.703	19,8
Wertpapiere	5	0,0	5	0,0	0	0,0
	2.515.038	**98,2**	**1.168.891**	**77,9**	**1.346.147**	**115,2**
Umlaufvermögen und Rechnungsabgrenzungsposten						
Forderungen aus Lieferungen und Leistungen	4	0,0	0	0,0	4	x
Forderungen gegenüber verbundenen Unternehmen	30.414	1,2	824	0,1	29.590	x
Wertpapiere und Anteile	3.974	0,2	0	0,0	3.974	x
Guthaben bei Kreditinstituten	7.701	0,3	330.717	22,0	-323.016	-97,7
Sonstige Forderungen und Vermögensgegenstände und Rechnungsabgrenzungsposten	3.379	0,1	518	0,0	2.861	552,3
	45.472	**1,8**	**332.059**	**22,1**	**-286.587**	**-86,3**
	2.560.510	**100,0**	**1.500.950**	**100,0**	**1.059.560**	**70,6**

	31.12.2005		31.12.2004		Veränderung	
	TEUR	%	TEUR	%	TEUR	%
P a s s i v a						
Eigenkapital						
Grundkapital	434.517	17,0	380.435	25,3	54.082	14,2
Genussrechtskapital	0	0,0	1.705	0,1	-1.705	-100,0
Kapitalrücklagen	767.044	30,0	266.631	17,8	500.413	187,7
Gewinnrücklagen	497.131	19,5	497.131	33,2	0	0,0
Bilanzgewinn	93.123	3,6	39.301	2,6	53.822	136,9
	1.791.815	**70,1**	**1.185.203**	**79,0**	**606.612**	**51,2**
Langfristiges Fremdkapital						
Sozialkapital	**933**	**0,0**	**778**	**0,1**	**155**	**19,9**
Kurzfristiges Fremdkapital						
Verbindlichkeiten gegenüber Kreditinstituten	0	0,0	307.231	20,5	-307.231	-100,0
Verbindlichkeiten aus Lieferungen und Leistungen	218	0,0	377	0,0	-159	-42,2
Verbindlichkeiten gegenüber verbundenen Unternehmen	691.069	27,0	3.425	0,2	687.644	x
Sonstige Verbindlichkeiten	67.687	2,6	253	0,0	67.434	x
Steuer- und sonstige Rückstellungen	8.788	0,3	3.683	0,2	5.105	138,6
	767.762	**29,9**	**314.969**	**20,9**	**452.793**	**143,8**
	2.560.510	**100,0**	**1.500.950**	**100,0**	**1.059.560**	**70,6**

3.3. Geldflussrechnung

	2005 TEUR	2004 TEUR
Netto-Geldfluss aus der laufenden Geschäftstätigkeit		
Jahresüberschuss/-fehlbetrag	93.054	-6.625
Abschreibungen auf immaterielle Anlagen und Sachanlagen	57	19
Abschreibungen auf/Rückstellungen für Finanzanlagen	12.745	20.327
Zuschreibungen zu Finanzanlagen	-22.162	-28.261
Veränderung des Sozialkapitals	155	753
Gewinne/Verluste aus Anlagenabgängen	22	-223
	83.871	-14.010
Veränderung der Forderungen aus Lieferungen und Leistungen	-4	0
Veränderung der Forderungen gegen verbundene Unternehmen	-29.590	-683
Veränderung der sonstigen Forderungen und Vermögensgegenstände	-6.836	314
Veränderung der Verbindlichkeiten aus Lieferungen und Leistungen	-159	92
Veränderung der Verbindlichkeiten gegen verbundene Unternehmen	687.644	-3.032
Veränderung der übrigen kurzfristigen Rückstellungen	810	1.207
Veränderung der übrigen Verbindlichkeiten (einschließlich Rechnungsabgrenzungsposten)	42.193	-554
Operativer Cashflow	**777.929**	**-16.666**
Netto-Geldfluss aus der Investitionstätigkeit		
Investitionen in immaterielle Anlagen und Sachanlagen	-120	-56
Investitionen in Finanzanlagen	-1.307.153	-513.587
Erlöse aus Finanzanlagenabgang	1	162.871
	-1.307.272	**-350.772**
Netto-Geldfluss aus der Finanzierungstätigkeit		
Kapitalerhöhungen	552.790	502.089
Dividendenausschüttung	-39.232	-33.000
Veränderung der kurzfristigen Finanzverbindlichkeiten	-307.231	-353.218
	206.327	**115.871**
Veränderung der flüssigen Mittel	**-323.016**	**-251.567**

3.4. Ertragslage

Die folgende Darstellung zeigt die nach betriebswirtschaftlichen Gesichtspunkten gegliederte Erfolgsrechnung:

	2005		2004		Veränderung	
	TEUR	%	TEUR	%	TEUR	%
Umsatzerlöse	27.419	74,1	1.646	99,8	25.773	x
Sonstige betriebliche Erträge	9.603	25,9	3	0,2	9.600	x
Betriebsleistung	***37.022***	***100,0***	***1.649***	***100,0***	***35.373***	***x***
Personalaufwand	15.483	41,8	6.021	365,1	9.462	157,1
Planmäßige Abschreibungen auf immaterielle Anlagen und Sachanlagen	57	0,2	19	1,2	38	200,0
Sonstige betriebliche Aufwendungen	36.549	98,7	12.644	766,8	23.905	189,1
Aufwendungen für die Betriebsleistung	***-52.089***	***-140,7***	***-18.684***	***x***	***-33.405***	***-178,8***
Ordentliches Betriebsergebnis	**-15.067**	**-40,7**	**-17.035**	**x**	**1.968**	**11,6**
Erträge aus Beteiligungen	103.679	280,0	34.976	x	68.703	196,4
Erträge aus anderen Wertpapieren des Finanzanlagevermögens	1.538	4,2	0	x	1.538	x
Sonstige Zinsen und ähnliche Erträge	12.955	35,0	13.087	793,6	-132	-1,0
Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	22.952	62,0	28.484	x	-5.532	-19,4
Aufwendungen aus Finanzanlagen und Wertpapieren des Umlaufvermögens	-13.561	-36,6	-20.327	x	6.766	33,3
Zinsen und ähnliche Aufwendungen	-24.905	-67,3	-45.482	x	20.577	45,2
Ordentliches Finanzergebnis	**102.658**	**277,3**	**10.738**	**651,2**	**91.920**	**856,0**
Ordentliches Geschäftsergebnis	**87.591**	**236,6**	**-6.297**	**-381,9**	**93.888**	**x**
Ertragsteuern	5.463		-328		5.791	
Jahresüberschuss/-fehlbetrag	**93.054**		**-6.625**		**99.679**	
Veränderung von Rücklagen	0		36.780		-36.780	
Jahresgewinn	**93.054**		**30.155**		**62.899**	

4. Aufgliederungen und Erläuterungen von Posten des Jahresabschlusses

4.1. Bilanz

4.1.1. Bilanz – Aktivseite

Immaterielle Vermögensgegenstände

Die Buchwerte entwickelten sich im Geschäftsjahr 2005 wie folgt:

	EUR
Stand am 1. Jänner 2005	34.183,75
Zugänge	44.410,64
Abschreibungen	-17.656,88
Stand am 31. Dezember 2005	**60.937,51**

Die **Zugänge** in Höhe von EUR 44.410,64 betreffen Software und Lizenzen.

Sachanlagen

Die Buchwerte entwickelten sich im Geschäftsjahr 2005 wie folgt:

	EUR
Stand am 1. Jänner 2005	3.047,65
Zugänge (einschließlich geringwertige Vermögensgegenstände)	75.472,44
Abschreibungen (einschließlich geringwertige Vermögensgegenstände)	-39.490,73
Stand am 31. Dezember 2005	**39.029,36**

Die **Zugänge** in Höhe von EUR 75.472,44 betreffen zur Gänze Betriebs- und Geschäftsausstattung.

Finanzanlagen

Die Buchwerte entwickelten sich im Geschäftsjahr 2005 wie folgt:

	EUR	EUR
Stand am 1. Jänner 2005		1.168.854.592,23
Zugänge	1.307.152.822,74	
Zugänge aus der Bildung von Bewertungseinheiten	25.907.321,11	1.333.060.143,85
Abgänge	22.884,86	
Abgänge aus der Bildung von Bewertungseinheiten	666.024,27	-688.909,13
Zuschreibungen		22.162.292,87
Außerplanmäßige Abschreibungen		-8.450.000,00
Stand am 31. Dezember 2005		**2.514.938.119,82**

Die **Zugänge** setzen sich wie folgt zusammen:

	Begründung	EUR	EUR
Anteile an verbundenen Unternehmen			
JSPP Bank Aval, Kiew	Erwerb von 14.025.603.604 Stammaktien im Nominale von UAH 0,1 pro Aktie (entspricht 93,5 % der Gesellschaft)		855.585.825,57
ZAO Raiffeisenbank Austria, Moskau	Übernahme der Kapitalerhöhung im Nominale von 5.399,6 Mio RUB		149.877.802,46
Raiffeisenbank Austria d.d., Zagreb	Übernahme der anteiligen Kapitalerhöhung im Nominale von 110,8 Mio HRK	15.000.060,08	
	Übernahme der anteiligen Kapitalerhöhung im Nominale von 477,4 Mio HRK	64.800.060,20	79.800.120,28
Raiffeisenbank a.d., Belgrad	Übernahme der anteiligen Kapitalerhöhung im Nominale von 1.107,3 Mio CSD	13.499.361,66	
	Übernahme der anteiligen Kapitalerhöhung im Nominale von 1.527,8 Mio CSD	17.999.807,94	
	Übernahme der anteiligen Kapitalerhöhung im Nominale von 1.924,8 Mio CSD	22.499.493,99	53.998.663,59
		Übertrag:	1.139.262.411,90

	Begründung	EUR	EUR
		Übertrag:	1.139.262.411,90
Raiffeisen Bank S.A., Bukarest	Übernahme von 99,9 % der Kapitalerhöhung im Nominale von 144,0 Mio RON		39.782.803,90
JSCB Raiffeisenbank Ukraine, Kiew	Übernahme der Kapitalerhöhung im Nominale von 210,3 Mio UAH		32.998.822,95
Ukrainian Processing Center JSC, Kiew	Erwerb von 200 Stück Stammaktien im Nominale von UAH 900,00 pro Aktie		27.095.681,62
Raiffeisen Krekova banka d.d., Maribor	Erwerb von Stammaktien im Nominale von 6,1 Mio SIT	146.900,10	
	Übernahme von 99,6 % der Kapitalerhöhung im Nominale von 793,8 Mio SIT	14.929.894,65	15.076.794,75
Raiffeisenbank (Bulgaria) EAD, Sofia	Übernahme der Kapitalerhöhung im Nominale von 29,3 Mio BGN		15.000.000,00
Raiffeisen International GROUP IT GmbH, Wien	Gesellschafterzuschuss		8.450.000,00
Raiffeisen-RBHU Holding GmbH, Wien	Gesellschafterzuschuss		8.137.820,02
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	Übernahme der anteiligen Kapitalerhöhung im Nominale von 15,5 Mio BAM		7.935.270,00
RLI Holding Gesellschaft mbH, Wien	Gesellschafterzuschüsse an die Raiffeisen-Leasing International Gesellschaft mbH		4.125.000,00
RI Eastern European Finance B.V., Amsterdam	Neugründung (Nennkapital 2,0 Mio EUR, RI-Anteil 100,0 %)		2.000.020,00
		Übertrag:	1.299.864.625,14

	Begründung	EUR	EUR
		Übertrag:	1.299.864.625,14
Priorbank JSC, Minsk	Erwerb von 1.049.479 Aktien im Nominale von BYR 1.275,00 pro Aktie	797.604,04	
	Erwerb von 341.220 Aktien im Nominale von BYR 1.275,00 pro Aktie	731.682,20	
	Erwerb von 1 Aktie im Nominale von BYR 1.275,00 pro Aktie	68,53	1.529.354,77
Eastern European Invest Holding GmbH, Wien	Neugründung (Nennkapital 35.000,00 EUR, RI-Anteil 100,0 %)		35.000,00
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien	Neugründung (Nennkapital 35.000,00 EUR, RI-Anteil 100,0 %)		17.500,00
UMBRA Handels- und Beteiligungsgesellschaft mbH, Wien	Einzahlung Rest Stammkapital aus Euro-Umstellung (3.663,58 EUR)		3.663,58
			1.301.450.143,49
Beteiligungen			
JSC Bank TuranAlem, Almaty	Erwerb von 58.024 Stück Vorzugsaktien im Nominale von KZT 10.000,00 pro Aktie		**5.702.679,25**
			1.307.152.822,74

Die **Zugänge aus der Bildung von Bewertungseinheiten** setzen sich wie folgt zusammen:

	EUR
Anteile an verbundenen Unternehmen	
JSPP Bank Aval, Kiew	16.363.236,32
ZAO Raiffeisenbank Austria, Moskau	7.127.285,26
Raiffeisen Bank Polska S.A., Warschau	640.643,94
Raiffeisenbank a.s., Prag	620.689,66
Priorbank JSC, Minsk	581.855,79
Ukrainian Processing Center JSC, Kiew	573.610,14
	25.907.321,11

Die **Abgänge** führten zu folgenden Ergebnissen:

	Währung	Anteil am Nominalkapital Mio	%	Buchwert-abgänge EUR	Erlöse EUR	Gewinne (+) Verluste (-) EUR
Anteile an verbundenen Unternehmen						
Raiffeisen Krekova Banka d.d., Maribor						
Verkauf von 4 Aktien	SIT	0,1	0,0	1.053,07	1.053,29	0,22
UMBRA Handels- und Beteiligungsgesellschaft mbH, Wien						
Verkauf	EUR	0,0	99,0	21.831,79	1,00	-21.830,79
				22.884,86	**1.054,29**	**-21.830,57**

Die **Abgänge aus der Bildung von Bewertungseinheiten** setzen sich wie folgt zusammen:

	EUR
Anteile an verbundenen Unternehmen	
Raiffeisen-RBHU Holding GmbH, Wien	10.281,96
JSCB Raiffeisenbank Ukraine, Kiew	655.742,31
	666.024,27

Zuschreibungen

	Begründung	EUR
Anteile an verbundenen Unternehmen		
ZAO Raiffeisenbank Austria, Moskau	Zuschreibung infolge positiver Geschäftsentwicklung auf die Anschaffungskosten	**22.162.292,87**

Auf die Ausschüttungssperre dieses Betrages im Jahr 2005 wird hingewiesen.

Außerplanmäßige Abschreibungen

	Begründung	EUR
Anteile an verbundenen Unternehmen		
Raiffeisen International GROUP IT GmbH, Wien	Abschreibung des Gesellschafterzuschusses 2005 aufgrund negativer wirtschaftlicher Entwicklung	**8.450.000,00**

Der **Bestand** der Finanzanlagen zum 31. Dezember 2005 setzt sich wie folgt zusammen:

	Anteil in %		Nennwert Mio WE		Buchwert EUR
Anteile an verbundenen Unternehmen					
Netzwerkbanken					
JSPP Bank Aval, Kiew	93,5	UAH	1.402,6		871.949.061,89
ZAO Raiffeisenbank Austria, Moskau	100,0	RUB	9.846,6		349.931.753,41
Raiffeisen Bank S.A., Bukarest	99,5	RON	1.190,1		202.716.438,44
Raiffeisen Bank Polska S.A., Warschau	100,0	PLN	493,0		139.111.357,02
Raiffeisenbank Austria d.d., Zagreb	72,9	HRK	962,5		132.774.250,13
Raiffeisen Bank Sh.a., Tirana	100,0	EUR	25,5		101.449.275,36
JSCB Raiffeisenbank Ukraine, Kiew	100,0	UAH	519,8		92.059.357,85
Raiffeisenbank a.d., Belgrad	90,0	CSD	6.376,6		82.751.138,04
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	97,0	BAM	82,3		56.640.584,19
Raiffeisen Krekova banka d.d., Maribor	98,3	SIT	2.806,2		52.778.851,79
Raiffeisenbank (Bulgaria) EAD, Sofia	100,0	BGN	94,9		51.713.277,18
Priorbank JSC, Minsk	63,1	BYR	64.815,0		40.231.061,56
Raiffeisenbank a.s., Prag	51,0	CZK	1.275,0		39.795.902,84
Tatra banka a.s., Bratislava	72,4	SKK	727,5		26.920.591,59
Raiffeisen Bank Kosovo J.S.C., Prishtina	100,0	EUR	17,7		16.677.768,60
Sonstige Unternehmen					
Raiffeisen-RBHU Holding GmbH, Wien	70,3	EUR	0,2		173.150.925,36
Ukrainian Processing Center JSC, Kiew	100,0	UAH	0,2		27.669.291,76
RLI Holding Gesellschaft mbH, Wien	75,0	EUR	0,0	[1]	19.821.345,57
RI Eastern European Finance B.V., Amsterdam	100,0	EUR	2,0		2.000.020,00
Raiffeisen International GROUP IT GmbH, Wien	99,0	EUR	0,0	[2]	79.447,47
Tatra Leasing s.r.o., Bratislava	1,5	SKK	3,0		74.415,95
Raiffeisen Economic and Financial Consulting Ltd., Budapest	49,0	HUF	9,8		40.049,04
Eastern European Invest Holding GmbH, Wien	100,0	EUR	0,0	[3]	35.000,00
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien	100,0	EUR	0,0	[4]	17.500,00
GSI Group Software Investment AG, Zug	100,0	CHF	29,4		0,00
					2.480.388.665,04
Beteiligungen					
JSC Bank TuranAlem, Almaty	8,2	KZT	3.511,4		**34.544.035,49**
Wertpapiere des Anlagevermögens					
Raiffeisen § 14-Mix (A)	x	EUR	x		**5.419,29**
					2.514.938.119,82

1 EUR 30.000,00
2 EUR 36.630,00
3 EUR 35.000,00
4 EUR 35.000,00

Zum Bilanzstichtag 31. Dezember 2005 stellte sich die mittelbare Beteiligung der Raiffeisen International an der **Raiffeisen Bank Zrt., Budapest**, wie folgt dar:

	Anteil in % der Stamm-aktien	Nennwert Stammaktien Mio HUF	Anteil in % der Vorzugs-aktien	Nennwert Vorzugs-aktien Mio HUF	Nennwert in % Gesamt	Nennwert Mio HUF
Mittelbar (durchgerechnet):						
Über Raiffeisen RBHU-Holding GmbH, Wien	**70,3**	**12.046,4**	**70,3**	**8.883,8**	**70,3**	**20.930,2**

Forderungen gegenüber verbundenen Unternehmen

	31.12.2005 EUR	31.12.2004 TEUR
Raiffeisen-RBHU Holding GmbH, Wien (Dividende 2005)	19.271.559,23	0
Raiffeisen Zentralbank Österreich AG, Wien	8.002.979,09	0
Raiffeisenbank a.s., Prag	1.081.302,16	8
JSCB Raiffeisenbank Ukraine, Kiew	906.141,93	41
Forderungen gegenüber diversen Netzwerkbanken aus dem Share Incentive Plan	418.171,92	0
Eastern European Invest Holding GmbH, Wien	323.379,90	0
Raiffeisen Bank Polska S.A., Warschau	283.830,00	25
Raiffeisen-Leasing International GmbH, Wien	76.361,16	8
ZAO Raiffeisenbank Austria, Moskau	11.495,60	15
Raiffeisen Bank Rt., Budapest	10.472,12	4
Priorbank JSC, Minsk	9.002,90	8
Raiffeisen Bank S.A., Bukarest	5.075,01	59
Raiffeisen Krekova banka d.d., Maribor	3.806,26	2
Raiffeisenbank Austria d.d., Zagreb	3.806,26	1
RZB Branch Singapore, Singapore	3.581,00	0
OOO Raiffeisen-Leasing, Moskau	2.760,00	0
Raiffeisenbank (Bulgaria) EAD, Sofia	270,00	17
Raiffeisen Bank Kosovo J.S.C., Prishtina	0,00	604
Sonstige	0,00	32
	30.413.994,54	**824**
davon mit einer Restlaufzeit von mehr als einem Jahr	0,00	0
davon aus Steuerumlage	8.308.858,99	0

Sonstige Forderungen und Vermögensgegenstände

	31.12.2005 EUR	31.12.2005 EUR	31.12.2004 TEUR
Finanzamt Wien 1/23			
Guthaben laut Stand Buchungsmitteilung		0,00	0
Körperschaftsteuer 2003		390.403,38	0
Umsatzsteuerverrechnung			
Umsatzsteuervoranmeldung 11/2005 (11/2004)	58.818,61		17
Umsatzsteuervoranmeldung 12/2005 (12/2004)	974.048,30	1.032.866,91	587
Vorausgezahlte Körperschaftsteuer		3.500,00	0
ab: Lohnabgaben Dezember 2005		-336.284,59	-364
		1.090.485,70	240
Forderungen aus der Weiterverrechnung IT-Projekt		283.383,00	0
Verrechnungskonto Versicherungen		1.351,67	0
Forderungen aus gekauften Gutscheinen		23.900,00	0
Vorsteuer Großbritannien		1.013,76	0
Mietkautionen		33.420,28	0
Deckungskapital Versicherungen		758.419,40	0
Forderungen aus der Personalverrechnung		251.521,39	173
Leasingdepots		71.440,84	61
Optionsprämie aus gekaufter Calloption (Devisengeschäft)		139,30	0
Übrige		4.006,53	1
		2.519.081,87	**475**
davon mit einer Restlaufzeit von mehr als einem Jahr		1.018.169,95	164

Wertpapiere und Anteile

	31.12.2005 EUR	31.12.2004 TEUR
Eigene Anteile	**3.974.130,05**	**0**

Die Gesellschaft erwarb im Geschäftsjahr 2005 95.260 Stück **eigene Aktien** um einen Kaufpreis in Höhe von EUR 4.768.956,02 für das Share Incentive Program (vgl Seite 5). Die Aktien wurden 2005 um EUR 794.825,97 auf EUR 3.974.130,05 abgeschrieben. Der Bestand am Bilanzstichtag beträgt danach Nominale EUR 289.921,74 (ds 0,1 % des Grundkapitals) zum Buchwert von EUR 3.974.130,05.

Kassenbestand, Guthaben bei Kreditinstituten

	31.12.2005 EUR	31.12.2004 TEUR
Guthaben bei		
Raiffeisen Zentralbank Österreich AG, Wien	7.682.418,55	329.360
Raiffeisen Bank Rt., Budapest	113,18	1.346
Raiffeisenbank a.s., Prag	2.509,21	0
Priorbank JSC, Minsk	13.978,52	12
Kassenbestand	1.788,18	0
	7.700.807,64	**330.718**
davon bei verbundenen Unternehmen	7.700.807,64	330.718

Aktive **Rechnungsabgrenzungsposten**

	31.12.2005 EUR	31.12.2004 TEUR
Vorausgezahlte Projektkosten	808.507,61	0
Vorausgezahltes Nutzungsentgelt	28.010,91	34
Vorausgezahlte Versicherung	22.938,53	6
Sonstige vorausgezahlte Ausgaben für das Folgejahr	780,21	1
	860.237,26	**41**

4.1.2. Bilanz – Passivseite

Eigenkapital

	31.12.2005 EUR	31.12.2004 TEUR
Grundkapital	434.517.391,31	380.435
Genussrechtskapital	0,00	1.705
Kapitalrücklagen		
Gebundene	669.977.082,54	169.565
Nicht gebundene	97.066.398,80	97.066
Gewinnrücklagen		
Gesetzliche Rücklage	5.000.000,00	5.000
Andere Rücklagen (freie Rücklagen)	492.131.343,74	492.131
Bilanzgewinn	93.122.361,21	39.301
	1.791.814.577,60	**1.185.203**

Einzelheiten zum **Grundkapital** und zum **Genussrechtskapital** sind auf den Seiten 3 ff angeführt.

Die **gebundenen** und die **nicht gebundenen Kapitalrücklagen** entwickelten sich wie folgt:

Gebundene Kapitalrücklagen

	EUR
Stand am 1. Jänner 2005	169.565.217,39
Agio aus der Kapitalerhöhung im Rahmen des Börseganges	523.442.391,30
Abzüglich direkte Kosten des Börseganges	-23.030.526,15
Stand am 31. Dezember 2005	**669.977.082,54**

Die **nicht gebundenen Kapitalrücklagen** in Höhe von EUR 97.066.398,80 blieben im Geschäftsjahr unverändert.

Die **Gewinnrücklagen** umfassen die gesetzliche Rücklage und andere Rücklagen (freie Rücklagen).

Die **gesetzliche Rücklage** in Höhe von EUR 5.000.000,00 und die **anderen Rücklagen (freie Rücklagen)** in Höhe von EUR 492.131.343,74 blieben im Vergleich zum Vorjahr unverändert.

Die **gebundene Kapitalrücklage** und die **gesetzliche Gewinnrücklage** übersteigen die gemäß § 130 Abs 3 AktG erforderliche Höhe.

Der in der Bilanz zum 31. Dezember 2005 ausgewiesene **Bilanzgewinn** leitet sich von dem in der Vorjahresbilanz ausgewiesenen Bilanzgewinn wie folgt ab:

	EUR
Bilanzgewinn zum 31. Dezember 2004	39.300.676,72
Ausschüttung	39.232.514,91
Gewinnvortrag	68.161,81
Jahresgewinn	93.054.199,40
Bilanzgewinn zum 31. Dezember 2005	**93.122.361,21**

Im Hinblick auf die im Jahr 2005 bestehende Ausschüttungssperre im Betrag von TEUR 22.162 verweisen wir auf Seite 19.

Rückstellungen

	31.12.2005 EUR	31.12.2004 TEUR
Rückstellungen für Abfertigungen		
gemäß § 14 EStG	174.255,58	11
versteuert	0,00	17
	174.255,58	**28**
Rückstellungen für Pensionen		
gemäß § 14 EStG	43.210,66	0
versteuert	715.880,41	750
	759.091,07	**750**
Steuerrückstellungen	**134.671,65**	**350**
Sonstige Rückstellungen	**8.653.684,51**	**3.333**
	9.721.702,81	**4.461**

Die **Rückstellungen für Abfertigungen** betragen 33,6 % der am Bilanzstichtag des Geschäftsjahres 2005 bestehenden gesetzlichen, kollektivvertraglichen und einzelvertraglichen Abfertigungsverpflichtungen in Höhe von TEUR 519.

Eine für den 31. Dezember 2005 erstellte versicherungsmathematische Berechnung der Abfertigungsverpflichtung ergibt ein Deckungskapital von TEUR 174 = 33,6 % der gesamten Abfertigungsverpflichtung am Berechnungsstichtag.

Im Geschäftsjahr beträgt die steuerliche Abfertigungsrückstellung vier Fünftel des gewählten Ausmaßes. Die Rückstellung wird im Höchstausmaß gebildet.

Der Nennwert der zur Deckung der Abfertigungsrückstellung erforderlichen Wertpapiere gemäß § 14 EStG wird ab 31. Dezember 2006 EUR 19.416,65 (10 % des in der Steuerbilanz angesetzten Wertes in Höhe von EUR 194.166,45) betragen.

Die Berechnung der in der Handelsbilanz auszuweisenden Rückstellungswerte für Abfertigungs- und Pensionsverpflichtungen erfolgt ab 2004 nach der gemäß den Richtlinien der International Financial Reporting Standards (IFRS) – IAS 19 (revised 2002) zulässigen, versicherungsmathematischen Bewertungsmethode – Projected Unit Credit (PUC)-Methode. Die Korridormethode wird nicht angewendet. Als Zinssatz kommen 4,25 % (Vorjahr: 5,25 %) zur Anwendung.

Im Geschäftsjahr 2005 veränderten sich die **Steuerrückstellungen** wie folgt:

	Stand am 1.1.2005 vor Vorauszahlungen EUR	Verbrauch EUR	Auflösung EUR	Zuweisung EUR	Vorauszahlungen EUR	Stand am 31.12.2005 EUR
Körperschaftsteuer Raiffeisen International						
2003	350.000,00	3.500,00	346.500,00	0,00	0,00	0,00
2004	3.500,00	0,00	0,00	0,00	3.500,00	0,00
2005	0,00	0,00	0,00	0,00	3.500,00	-3.500,00
	353.500,00	**3.500,00**	**346.500,00**	**0,00**	**7.000,00**	**-3.500,00**
Körperschaftsteuer ESOX						
2001	**1.749,96**	**1.749,96**	**0,00**	**0,00**	**0,00**	**0,00**
Lohnabhängige Abgaben						
Russland	0,00	0,00	0,00	106.834,24	0,00	106.834,24
Rumänien	0,00	0,00	0,00	20.045,76	0,00	20.045,76
Ukraine	0,00	0,00	0,00	7.791,65	0,00	7.791,65
	0,00	**0,00**	**0,00**	**134.671,65**	**0,00**	**134.671,65**
	355.249,96	**5.249,96**	**346.500,00**	**134.671,65**	**7.000,00**	**134.671,65**
						-3.500,00

Die Vorauszahlungen aus der Körperschaftsteuer für das Geschäftsjahr 2005 in Höhe von EUR 3.500,00 sind auf der Aktivseite der Bilanz unter den Sonstigen Forderungen ausgewiesen.

Sonstige Rückstellungen

	Stand am 1.1.2005 EUR	Verbrauch EUR	Auflösung EUR	Zuweisung EUR	Stand am 31.12.2005 EUR
Risiken aus verbundenen Unternehmen	2.000.000,00	0,00	2.000.000,00	4.294.545,00	4.294.545,00
Bilanzremuneration	600.000,00	600.000,00	0,00	2.102.389,00	2.102.389,00
Rückstellung für Share Incentive Plan	0,00	0,00	0,00	681.104,03	681.104,03
Prüfung und Beratung	506.020,00	491.020,00	0,00	654.150,83	669.150,83
Ausstehende Eingangs-rechnungen	70.936,75	51.640,21	19.296,54	414.870,04	414.870,04
Noch nicht verbrauchte Urlaube	146.755,80	0,00	0,00	168.625,20	315.381,00
Aufsichtsratvergütungen	0,00	0,00	0,00	170.000,00	170.000,00
Rückstellungen Betriebs-stätte Tschechien	0,00	0,00	0,00	1.244,61	1.244,61
Übrige Zwecke	9.500,00	8.500,00	1.000,00	5.000,00	5.000,00
	3.333.212,55	**1.151.160,21**	**2.020.296,54**	**8.491.928,71**	**8.653.684,51**

Verbindlichkeiten gegenüber Kreditinstituten

	31.12.2005 EUR	31.12.2004 TEUR
Raiffeisen Zentralbank Österreich AG, Wien (verbundenes Unternehmen)	**52,99**	**307.231**
davon mit einer Restlaufzeit bis zu einem Jahr	52,99	307.231

Verbindlichkeiten aus Lieferungen und Leistungen

	31.12.2005 EUR	31.12.2004 TEUR
Gutwinski Management Gesellschaft m.b.H., Perchtoldsdorf	35.666,94	0
KPMG Alpen-Treuhand GmbH, Wien	31.692,00	0
Beiten Burkhardt Rechtsanwälte, Kiew	24.161,46	0
Cesat Nassar, Pennsylvania	22.500,00	0
KPMG Austria GmbH, Wien	18.396,00	0
Wolf & Häcker Finanzconsulting AG, Ostfildern	14.850,00	0
Air Plus Travelcard Verrechnungskonto	9.608,32	0
Eblinger & Partner Personal und Management Beratungs GmbH, Wien	7.200,00	5
Wiener Börse AG, Wien	6.960,00	0
Sobolak International GmbH, Wien	6.870,00	0
K. & D. Kubat KEG, Kierling	6.300,00	0
Stephen Briault Consultancy, Livingstone	5.995,80	5
NPI instituut voor Orgaanisatieontwikkeling AG, Zeist	4.199,03	0
Restaurant Steirereck GmbH, Wien	4.109,50	0
Schönherr Rechtsanwälte GmbH, Wien	2.438,40	0
Hotel Restaurant Sachsengang Führung-Ges.m.b.H., Großenzersdorf	2.432,40	0
Verbindlichkeiten aus der Übernahme der Betriebsstätte Tschechien	1.767,39	0
Experian Scorex Srl, Rom	0,00	80
Watson Wyatt SA/NV, Brüssel	0,00	60
Ogilvy & Mather GmbH, Wien	0,00	60
Towers, Perrin, Forster & Crosby Inc., Frankfurt	0,00	55
WOLF THEISS Rechtsanwälte OEG, Wien	0,00	45
SAS Institute Software GesmbH, Wien	0,00	24
Jenewein & Partner GesmbH, Wien	0,00	18
Anzeigenberatung Raiffeisenzeitung Dr. Bernd Sibitz KEG, Wien	0,00	5
ZSI Zentrum für soziale Innovation & Co ELDERLY KEG, Wien	0,00	3
Übrige	13.140,15	17
	218.287,39	**377**
davon mit einer Restlaufzeit bis zu einem Jahr	218.287,39	377

Verbindlichkeiten gegenüber verbundenen Unternehmen

	31.12.2005 EUR	31.12.2004 TEUR
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien, aus Darlehen (inkl abgegrenzter Zinsen)	688.988.816,40	0
Raiffeisen International GROUP IT GmbH (vormals: Raiffeisen Informatik Service Ausland GmbH), Wien	1.056.250,00	0
Tatra Banka a.s., Bratislava	815.173,61	0
Raiffeisen Bank Polska S.A., Warschau	150.000,00	0
JSCB Raiffeisenbank Ukraine, Kiew	22.529,58	0
ZHS Office- & Facilitymanagement GmbH, Wien	20.935,42	0
Raiffeisen Zentralbank Österreich AG, Wien	12.960,17	3.023
UMBRA Handels- und Beteiligungsgesellschaft mbH, Wien aus Darlehen (inkl abgegrenzter Zinsen)	0,00	389
Sonstige	2.049,52	13
	691.068.714,70	**3.425**
davon mit einer Restlaufzeit bis zu einem Jahr	3.568.714,70	3.425
davon mit einer Restlaufzeit von mehr als einem Jahr	687.500.000,00	0
davon aus Steuerumlage	1.056.250,00	0

Sonstige Verbindlichkeiten

	31.12.2005 EUR	31.12.2004 TEUR
Verbindlichkeiten aus Steuern		
Gemeinde Wien (Kommunalsteuer, Wiener Dienstgeberabgabe)	58.134,14	28
Finanzamt Tschechien	2.021,38	0
	60.155,52	***28***
Verbindlichkeiten im Rahmen der sozialen Sicherheit		
Wiener Gebietskrankenkasse	167.140,05	116
Krankenkasse Tschechien	5.732,15	0
	172.872,20	***116***
Andere Verbindlichkeiten		
Bewertung Kurssicherungsgeschäfte (wirtschaftliche Einheit)	67.400.689,97	0
ÖPAG Pensionskassen Aktiengesellschaft, Wien	26.667,04	24
Gehaltsverbindlichkeiten Betriebsstätte Tschechien	12.297,88	0
Verbindlichkeiten aus der Personalverrechnung	10.162,08	84
Collegialität	2.684,68	0
Sonstige	1.473,19	1
	67.453.974,84	***109***
	67.687.002,56	**253**
davon mit einer Restlaufzeit bis zu einem Jahr	67.687.002,56	253

Eventualverbindlichkeiten

	31.12.2005 EUR	31.12.2004 TEUR
aus Garantien gegenüber		
Eastern European Invest GmbH, Wien	263.685.116,86	0
Raiffeisen Zentralbank Österreich AG, Wien	251.445.933,00	0
Deutsche Investitions- und Entwicklungsgesellschaft mbH, Köln	10.000.000,00	0
	525.131.049,86	**0**

Offene Einzahlungsverpflichtung

	31.12.2005 EUR	31.12.2004 TEUR
Verbundene Unternehmen		
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien	17.500,00	0
UMBRA Handels- und Beteiligungsgesellschaft mbH, Wien	0,00	18
	17.500,00	**18**

4.2. Gewinn- und Verlustrechnung

	2005 EUR	2004 TEUR
Umsatzerlöse		
aus Beratungs- und Verwaltungsleistungen	**27.419.030,89**	**1.646**
Sonstige betriebliche Erträge		
Erträge aus der Auflösung von Rückstellungen	2.020.296,54	0
Übrige	7.582.526,04	3
	9.602.822,58	**3**
Personalaufwand		
Gehälter		
Gehälter	10.175.935,45	3.185
Sonderzahlungen	2.498.893,00	1.001
Veränderung der Rückstellung für nicht konsumierte Urlaube	168.625,20	121
	12.843.453,65	**4.307**
Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen		
Abfertigungszahlungen	29.468,26	219
Leistungen an die Mitarbeitervorsorgekasse	126.287,38	30
Zuweisung an die Abfertigungsrückstellungen	91.449,79	2
	247.205,43	**251**
Aufwendungen für Altersversorgung		
Zuweisung an die Pensionsrückstellungen	20.368,23	750
Zahlung an die ÖPAG Pensionskassen AG, Wien	197.921,52	58
	218.289,75	**808**
Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge		
Sozialversicherungsbeiträge	1.099.892,62	379
Dienstgeberbeiträge zum Ausgleichsfonds für Familienbeihilfen	489.538,38	140
Kommunalsteuer	326.605,98	101
Dienstgeberzuschlag	43.514,52	13
Wiener Dienstgeberabgabe	3.564,00	1
	1.963.115,50	**634**
Sonstige Sozialaufwendungen		
Freiwillige Sozialleistungen	**210.723,34**	**21**
Abschreibungen auf immaterielle Gegenstände des Anlagevermögens und Sachanlagen		
Planmäßige Abschreibungen	**57.147,61**	**19**

	2005 EUR	2004 TEUR
Sonstige betriebliche Aufwendungen		
Steuern		
Gesellschaftsteuer	17.050,00	5.000
Säumniszuschlag	8.058,64	0
	25.108,64	**5.000**
Übrige		
Rechts-, Prüfungs- und Beratungsaufwendungen	17.588.922,76	3.704
EDV-Aufwendungen	11.490.047,66	2.643
Reiseaufwendungen	1.198.829,44	304
Mietaufwand	976.217,95	0
Werbungs- und Repräsentationsaufwendungen	809.036,69	30
Fremdpersonalaufwendungen	672.677,48	0
Aufwendungen für Personalsuche	560.467,23	235
Fremde Dienstleistungen	400.800,00	21
Kommunikationsaufwendungen	356.503,11	1
Aufsichtratsvergütungen	304.380,53	120
Büromaterial und Fachliteratur	257.187,12	16
Aus- und Fortbildungsaufwendungen	179.022,38	132
Versicherungsprämien	169.311,60	14
Bankspesen	103.875,53	11
Kursdifferenzen	101.435,88	0
Kfz-Aufwendungen	101.090,28	28
Buchhaltungsaufwendungen	78.034,90	71
Transport durch Dritte	74.589,01	1
Gebühren und Abgaben	45.961,92	2
Forderungsausbuchung	40.957,19	61
Kammerumlage	31.739,37	0
Aufwand für Gehaltsabrechnung	7.023,12	211
Reinigung und Instandhaltung	6.668,35	0
Mitgliedsbeiträge	4.692,64	0
Vermittlungsaufwand	0,00	15
Sonstige	964.370,72	24
	36.523.842,86	**7.644**
Erträge aus Beteiligungen (vgl Anlage II)		
Gewinnausschüttungen von Kapitalgesellschaften (verbundene Unternehmen)		
gemäß § 10 KStG steuerbefreit	101.711.110,06	34.694
gemäß § 10 KStG vorläufig steuerpflichtig	0,00	282
	101.711.110,06	34.976
Gewinnausschüttungen von Kapitalgesellschaften, mit denen ein Beteiligungsverhältnis besteht	1.968.385,44	0
	103.679.495,50	**34.976**

	2005 EUR	2004 TEUR
Erträge aus anderen Wertpapieren des Finanzanlagevermögens		
Ausschüttung aus Investmentfondsanteilen	**1.537.576,00**	**0**
Sonstige Zinsen und ähnliche Erträge		
Erträge aus Devisenveranlagung	218.772,93	4.675
aus Guthaben bei Kreditinstituten	1.949.761,75	8.413
	2.168.534,68	**13.088**
davon aus verbundenen Unternehmen	2.168.534,68	13.088
Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens		
Zuschreibung zu Anteilen an verbundenen Unternehmen (vgl Seite 19)	22.162.292,87	28.261
Gewinne aus dem Abgang von Wertpapieren	790.061,00	223
Abgang von verbundenen Unternehmen	0,22	0
	22.952.354,09	**28.484**
Aufwendungen aus Finanzanlagen und Wertpapieren des Umlaufvermögens		
Außerplanmäßige Abschreibungen (vgl Seite 19)	8.450.000,00	20.327
Verlustvorsorge	4.294.545,00	0
Abschreibung eigener Aktien	794.825,97	0
Verluste aus dem Abgang von verbundenen Unternehmen	21.830,79	0
	13.561.201,76	**20.327**
davon Abschreibungen	9.244.825,97	20.327
davon Aufwendungen aus verbundenen Unternehmen	12.766.375,79	20.327
Zinsen und ähnliche Aufwendungen		
Zinskomponente aus Währungssicherungsgeschäften	9.487.722,13	0
Aufwendungen für Darlehen	3.811.597,35	22.043
Abwertung Fremdwährungs-Option	559.860,70	0
Aufwendungen aus Devisenveranlagung	259.579,15	23.439
	14.118.759,33	**45.482**
davon betreffend verbundene Unternehmen	13.558.898,63	45.482
Steuern vom Einkommen		
Quellensteuer	2.135.488,76	325
Körperschaftsteuer 2005 (2004)	0,00	4
Steuerumlage (Gutschrift)	-7.252.222,29	0
Körperschaftsteuerrückforderung für Vorperioden	-346.500,00	0
	-5.463.233,53	**329**
Auflösung von Gewinnrücklagen		
Andere Rücklagen (freie Rücklagen)	**0,00**	**36.780**

4.3. Anhang

Der Anhang enthält alle im HGB geforderten Angaben und Erläuterungen, um ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens zu vermitteln.

Soweit Erläuterungen zu einzelnen Posten der Bilanz und der Gewinn- und Verlustrechnung nicht dort, sondern zulässigerweise im Anhang gegeben werden, entsprechen diese ebenfalls den gesetzlichen Vorschriften.

5. Rechnungswesen

Die Geschäftsfälle werden durch teils manuell und teils automatisch erstellte **Belege** erfasst; die Belege werden über eine zentrale EDV-Anlage verarbeitet.

Der **Kontenplan** beruht auf dem von der Kammer der Wirtschaftstreuhänder empfohlenen Kontenrahmen, der den handelsrechtlichen Gliederungsvorschriften entspricht. Der Jahresabschluss konnte aus den Konten unmittelbar abgeleitet werden.

Die Belege sind nach systematischen und chronologischen Kriterien abgelegt und erläutern die Geschäftsfälle ausreichend.

Die **Buchungen** erfolgten im Geschäftsjahr zeitgerecht und vollständig. Sie wurden systematisch richtig zugeordnet.

Zur Gewährleistung der vollständigen, zeitgerechten und richtigen Erfassung der Geschäftsfälle bestehen **interne Kontrolleinrichtungen.**

6. Ergebnis der Prüfung und Bestätigungsvermerk

Rechnungswesen

Bei unseren Prüfungshandlungen stellten wir die Einhaltung der Grundsätze ordnungsmäßiger Buchführung fest.

Jahresabschluss

Die Gliederung der Bilanz und der Gewinn- und Verlustrechnung sowie die Bewertung der einzelnen Vermögensgegenstände und Schulden erfolgten unter Beachtung der handelsrechtlichen Bestimmungen. Erkennbaren Risiken wurde durch Abschreibungen und Rückstellungen ausreichend Rechnung getragen.

Der Anhang enthält alle vom HGB geforderten Angaben.

Lagebericht

Im Lagebericht wird auf die in § 243 HGB geforderten Erläuterungen vollständig eingegangen; er steht in Einklang mit dem Jahresabschluss. Die Angaben im Lagebericht vermitteln ein möglichst getreues Bild der Lage der Gesellschaft. Berichtspflichtige Vorgänge von besonderer Bedeutung nach Ende des Geschäftsjahres sind uns nicht zur Kenntnis gelangt.

Aufklärungen und Nachweise

Die gesetzlichen Vertreter erteilten die von uns verlangten Aufklärungen und Nachweise in ausreichendem Umfang.

Berichterstattung gemäß § 273 HGB

Bei Wahrnehmung unserer Aufgaben als Abschlussprüfer haben wir keine Tatsachen festgestellt, die den Bestand der geprüften Gesellschaft gefährden oder ihre Entwicklung wesentlich beeinträchtigen können oder die schwerwiegende Verstöße der gesetzlichen Vertreter gegen Gesetz oder Satzung erkennen lassen.

Uneingeschränkter Bestätigungsvermerk

Wir haben den Jahresabschluss der

Raiffeisen International Bank-Holding AG,
Wien,

für das **Geschäftsjahr vom 1. Jänner bis 31. Dezember 2005** unter Einbeziehung der Buchführung geprüft. Die Buchführung, die Aufstellung und der Inhalt dieses Jahresabschlusses sowie des Lageberichtes in Übereinstimmung mit den österreichischen handelsrechtlichen Vorschriften liegen in der Verantwortung der gesetzlichen Vertreter der Gesellschaft. Unsere Verantwortung besteht in der Abgabe eines Prüfungsurteils zu diesem Jahresabschluss auf der Grundlage unserer Prüfung und einer Aussage, ob der Lagebericht in Einklang mit dem Jahresabschluss steht.

Wir haben unsere Prüfung unter Beachtung der in Österreich geltenden gesetzlichen Vorschriften und Grundsätze ordnungsgemäßer Abschlussprüfung durchgeführt. Diese Grundsätze erfordern, die Prüfung so zu planen und durchzuführen, dass ein hinreichend sicheres Urteil darüber abgegeben werden kann, ob der Jahresabschluss frei von wesentlichen Fehlaussagen ist, und eine Aussage getroffen werden kann, ob der Lagebericht mit dem Jahresabschluss in Einklang steht. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Unternehmens sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für Beträge und sonstige Angaben in der Buchführung und im Jahresabschluss auf Basis von Stichproben beurteilt. Die Prüfung umfasst ferner die Beurteilung der angewandten Rechnungslegungsgrundsätze und der von den gesetzlichen Vertretern vorgenommenen, wesentlichen Schätzungen sowie eine Würdigung der Gesamtaussage des Jahresabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unser Prüfungsurteil abgibt.

Unsere Prüfung hat zu keinen Einwendungen geführt. Auf Grund der bei der Prüfung gewonnenen Erkenntnisse entspricht der Jahresabschluss nach unserer Beurteilung den gesetzlichen Vorschriften und vermittelt ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens in Übereinstimmung mit den österreichischen Grundsätzen ordnungsmäßiger Buchführung. Der Lagebericht steht in Einklang mit dem Jahresabschluss.

Wien, am 8. März 2006

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Dr. Walter Knirsch   Dr. Johann Mühlehner
Wirtschaftsprüfer und Steuerberater

Die Veröffentlichung oder Weitergabe des Jahresabschlusses mit unserem Bestätigungsvermerk darf nur in der von uns bestätigten Fassung erfolgen. Für abweichende Fassungen (zB Verkürzung oder Übersetzung in eine andere Sprache) sind die Vorschriften des § 281 Abs 2 HGB zu beachten.

Jahresabschluss

Bilanz zum 31. Dezember 2005

Aktiva

	31.12.2005 EUR	31.12.2004 TEUR
A. Anlagevermögen		
I. Immaterielle Vermögensgegenstände		
Software	***60.937,51***	***34***
II. Sachanlagen		
Andere Anlagen, Betriebs- und Geschäftsausstattung	***39.029,36***	***3***
III. Finanzanlagen		
1. Anteile an verbundenen Unternehmen	2.480.388.665,04	1.140.008
2. Beteiligungen	34.544.035,49	28.841
3. Wertpapiere des Anlagevermögens	5.419,29	6
	2.514.938.119,82	***1.168.855***
	2.515.038.086,69	**1.168.892**
B. Umlaufvermögen		
I. Forderungen und sonstige Vermögensgegenstände		
1. Forderungen aus Lieferungen und Leistungen	4.000,00	0
2. Forderungen gegenüber verbundenen Unternehmen	30.413.994,54	824
3. Sonstige Forderungen und Vermögensgegenstände	2.519.081,87	475
	32.937.076,41	***1.299***
II. Wertpapiere und Anteile		
Eigene Anteile	***3.974.130,05***	***0***
III. Guthaben bei Kreditinstituten (verbundenes Unternehmen)	***7.700.807,64***	***330.718***
	44.612.014,10	**332.017**
C. Rechnungsabgrenzungsposten	**860.237,26**	**41**
	2.560.510.338,05	**1.500.950**

Passiva

	31.12.2005 EUR	31.12.2004 TEUR
A. Eigenkapital		
I. Grundkapital	***434.517.391,31***	***380.435***
II. Genussrechtskapital	***0,00***	***1.705***
III. Kapitalrücklagen		
1. Gebundene	669.977.082,54	169.565
2. Nicht gebundene	97.066.398,80	97.066
	767.043.481,34	***266.631***
IV. Gewinnrücklagen		
1. Gesetzliche Rücklage	5.000.000,00	5.000
2. Andere Rücklagen (freie Rücklagen)	492.131.343,74	492.131
	497.131.343,74	***497.131***
V. Bilanzgewinn	***93.122.361,21***	***39.301***
davon Gewinnvortrag: EUR 68.161,81; Vorjahr: TEUR 9.146		
	1.791.814.577,60	**1.185.203**
B. Rückstellungen		
1. Rückstellungen für Abfertigungen	174.255,58	28
2. Rückstellungen für Pensionen	759.091,07	750
3. Steuerrückstellungen	134.671,65	350
4. Sonstige Rückstellungen	8.653.684,51	3.333
	9.721.702,81	**4.461**
C. Verbindlichkeiten		
1. Verbindlichkeiten gegenüber Kreditinstituten	52,99	307.231
2. Verbindlichkeiten aus Lieferungen und Leistungen	218.287,39	377
3. Verbindlichkeiten gegenüber verbundenen Unternehmen	691.068.714,70	3.425
4. Sonstige Verbindlichkeiten	67.687.002,56	253
davon aus Steuern: EUR 60.155,52; Vorjahr: TEUR 28		
davon im Rahmen der sozialen Sicherheit: EUR 172.872,20; Vorjahr: TEUR 116		
	758.974.057,64	**311.286**
	2.560.510.338,05	**1.500.950**
Eventualverbindlichkeiten aus Garantien	525.131.049,86	0
Offene Einzahlungsverpflichtung	17.500,00	18

Gewinn- und Verlustrechnung für das Geschäftsjahr 2005

	2005 EUR	2004 TEUR
1. Umsatzerlöse	27.419.030,89	1.646
2. Sonstige betriebliche Erträge		
a) Erträge aus der Auflösung von Rückstellungen	*2.020.296,54*	*0*
b) Übrige	*7.582.526,04*	*3*
	9.602.822,58	3
3. Personalaufwand		
a) Gehälter	*-12.843.453,65*	*4.307*
b) Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen	*-247.205,43*	*251*
c) Aufwendungen für Altersversorgung	*-218.289,75*	*808*
d) Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	*-1.963.115,50*	*634*
e) Sonstige Sozialaufwendungen	*-210.723,34*	*21*
	-15.482.787,67	-6.021
4. Abschreibungen auf immaterielle Gegenstände des Anlagevermögens und Sachanlagen	-57.147,61	-19
5. Sonstige betriebliche Aufwendungen		
a) Steuern	*-25.108,64*	*-5.000*
b) Übrige	*-36.523.842,86*	*-7.644*
	-36.548.951,50	-12.644
6. Zwischensumme aus Z 1 bis 5 (Betriebsergebnis)	***-15.067.033,31***	***-17.035***
7. Erträge aus Beteiligungen davon aus verbundenen Unternehmen: EUR 101.711.110,06; Vorjahr: TEUR 34.976	103.679.495,50	34.976
8. Erträge aus anderen Wertpapieren des Finanzanlagevermögens	1.537.576,00	0
9. Sonstige Zinsen und ähnliche Erträge aus verbundenen Unternehmen	2.168.534,68	13.088
10. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	22.952.354,09	28.484
11. Aufwendungen aus Finanzanlagen davon a) Abschreibungen: EUR 9.244.825,97; Vorjahr: TEUR 20.327 b) Aufwendungen aus verbundenen Unternehmen: EUR 12.766.375,79; Vorjahr: TEUR 20.327	-13.561.201,76	-20.327
12. Zinsen und ähnliche Aufwendungen davon betreffend verbundene Unternehmen: EUR 13.558.898,63; Vorjahr: TEUR 45.482	-14.118.759,33	-45.482
13. Zwischensumme aus Z 7 bis 12 (Finanzergebnis)	***102.657.999,18***	***10.739***
14. Ergebnis der gewöhnlichen Geschäftstätigkeit	**87.590.965,87**	**-6.296**
15. Steuern vom Einkommen	5.463.233,53	-329
16. Jahresüberschuss/-fehlbetrag	**93.054.199,40**	**-6.625**
17. Auflösung von Gewinnrücklagen Andere Rücklagen (freie Rücklagen)	0,00	36.780
18. Jahresgewinn	**93.054.199,40**	**30.155**
19. Gewinnvortrag aus dem Vorjahr	68.161,81	9.146
20. Bilanzgewinn	**93.122.361,21**	**39.301**

Anhang

zum 31. Dezember 2005

der

Raiffeisen International Bank-Holding AG

A. Erläuterungen der Bilanzierungs- und Bewertungsmethoden

Allgemeine Grundsätze

Der Jahresabschluss wurde unter Beachtung der Grundsätze ordnungsmäßiger Buchführung sowie unter Beachtung der Generalnorm, ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens zu vermitteln, aufgestellt.

Bei der Erstellung des Jahresabschlusses wurde der Grundsatz der Vollständigkeit eingehalten.

Bei der Bewertung der einzelnen Vermögensgegenstände und Schulden wurde der Grundsatz der Einzelbewertung beachtet und eine Fortführung des Unternehmens unterstellt.

Dem Vorsichtsprinzip wurde dadurch Rechnung getragen, dass nur die am Abschlussstichtag verwirklichten Gewinne ausgewiesen wurden, alle erkennbaren Risiken und drohenden Verluste wurden berücksichtigt.

Anlagevermögen

Die **immateriellen Vermögensgegenstände** und **Sachanlagen** werden zu Anschaffungskosten, vermindert um planmäßige Abschreibungen, bewertet.

Die planmäßigen Abschreibungen werden linear unter Zugrundelegung einer Nutzungsdauer von 3 bis 4 Jahren bei immateriellen Vermögensgegenständen sowie von 4 Jahren bei Sachanlagen berechnet.

Von den Zugängen in der ersten Hälfte des Geschäftsjahres wird die volle Jahresabschreibung, von den Zugängen in der zweiten Hälfte wird die halbe Jahresabschreibung berechnet.

Geringwertige Vermögensgegenstände (Einzelanschaffungswert bis EUR 400,00) werden im Zugangsjahr voll abgeschrieben. In der Entwicklung des Anlagevermögens werden sie als Zu- und Abgang gezeigt.

Die **Finanzanlagen** (Anteile an verbundenen Unternehmen, Beteiligungen und Wertpapiere des Anlagevermögens) werden grundsätzlich mit den Anschaffungskosten, gegebenenfalls vermindert um Abschreibungen zur Berücksichtigung dauernder Wertminderung, bewertet.

Bei Vorliegen von Währungskurssicherungsgeschäften für Beteiligungen erfolgt die Anwendung des Einzelbewertungsgrundsatzes auf Ebene der Bewertungseinheit.

Außerplanmäßige Abschreibungen werden vorgenommen, wenn Wertminderungen voraussichtlich von Dauer sind und wenn der Wert zum Abschlussstichtag niedriger ist als der Buchwert. Im Geschäftsjahr wurden außerplanmäßige Abschreibungen in Höhe von TEUR 12.745 bei den Anteilen an verbundenen Unternehmen vorgenommen.

Zuschreibungen wurden im Betrag von TEUR 22.162 bei den Anteilen an verbundenen Unternehmen durchgeführt.

Umlaufvermögen

Forderungen sind zum Nennwert bewertet, soweit nicht im Fall erkennbarer Einzelrisiken ein niedrigerer Wert angesetzt wird. Forderungen in Fremdwährung werden zum Geldkurs des Entstehungsstichtages oder zum niedrigeren Geldkurs des Bilanzstichtages bewertet.

Devisentermingeschäfte werden nach dem strengen Niederstwertprinzip bewertet und nach Realisierung vereinnahmt.

Rückstellungen

Die **Rückstellungen für Abfertigungen und für Pensionen** werden für gesetzliche und vertragliche Ansprüche gebildet. Die Berechnung erfolgt ab 2005 nach der gemäß den Richtlinien der International Financial Reporting Standards (IFRS) - IAS 19 (revised 2002) zulässigen, versicherungsmathematischen Bewertungsmethode - Projected Unit Credit (PUC) - Methode. Die Korridormethode wird nicht angewendet. Der Berechnungszinssatz wurde gegenüber dem Vorjahr um 1% auf 4,25% gesenkt.

Die **Steuerrückstellungen** und **sonstigen Rückstellungen** werden in Höhe der voraussichtlichen Inanspruchnahme gebildet. Sie berücksichtigen alle erkennbaren Risiken und der Höhe nach noch nicht feststehende Verbindlichkeiten.

Verbindlichkeiten

Die **Verbindlichkeiten** sind mit ihrem Rückzahlungsbetrag unter Bedachtnahme auf den Grundsatz der Vorsicht angesetzt. Fremdwährungsverbindlichkeiten werden zu Anschaffungskosten oder zum höheren Devisenkurs des Bilanzstichtages angesetzt.

Gewinn- und Verlustrechnung

Die Gewinn- und Verlustrechnung wurde nach dem Gesamtkostenverfahren erstellt.

B. Erläuterungen zur Bilanz

1. Aktiva

Anlagevermögen

Bezüglich der Entwicklung und der Zusammensetzung des Anlagevermögens verweisen wir auf die Anlage I (Anlagespiegel gem. § 226 (1) HGB) sowie die Anlage II zum Anhang (Darstellung der Anteile an verbundenen Unternehmen und der Beteiligungen zum 31. Dezember 2005).

Zur Absicherung der in lokaler Währung geführten Eigenkapitalien an der

- JSPP Bank Aval, Kiew
- ZAO Raiffeisen Bank Austria, Moskau
- Raiffeisenbank a.d., Belgrad
- Ukrainian Processing Center JSC, Kiew
- Raiffeisenbank a.s., Prag
- Raiffeisen Bank Polska S.A., Warschau
- Raiffeisen - RBHU Holding GmbH, Wien

resultierenden Währungsrisiken wurden Kurssicherungsgeschäfte mit der Raiffeisen Zentralbank Österreich AG, Wien, abgeschlossen.

Für die betreffenden Beteiligungen wurden Bewertungseinheiten geschaffen, wodurch bewirkt wird, dass die gegenläufige Wertentwicklung der jeweiligen Fremdwährung zwischen dem Basisgeschäft (Beteiligung) und dem Sicherungsgeschäft kompensatorisch berücksichtigt wird. Die Überprüfung der Hedge- Effizienz erfolgt anhand der jeweiligen Währungsbilanz, wobei für die Absicherung auch hoch korrelierende Währungen herangezogen werden können. Die jeweiligen Wertänderungen werden einerseits beim Beteiligungsansatz (für das Basisgeschäft) und andererseits in den sonstigen Vermögensgegenständen bzw sonstigen Verbindlichkeiten (für das Sicherungsgeschäft) erfasst.

Umlaufvermögen

Die **Forderungen gegenüber verbundenen Unternehmen** in Höhe von EUR 30.413.994,54 (Vorjahr: TEUR 824) bestehen im Wesentlichen aus Dividendenforderungen gegenüber Netzwerkbanken sowie aus Steuerumlageforderungen und haben eine Restlaufzeit von bis zu einem Jahr.

Die **Sonstigen Forderungen und Vermögensgegenstände** in Höhe von EUR 2.519.081,87 (Vorjahr: TEUR 475) beinhalten im Wesentlichen Forderungen gegenüber dem Finanzamt Wien sowie das Deckungskapital einer Rückdeckungsversicherung. Sonstige Forderungen in Höhe von EUR 331.191,39 haben eine Restlaufzeit von über einem Jahr, die restlichen Forderungen haben eine Restlaufzeit bis zu einem Jahr.

Die **Guthaben bei Kreditinstituten** in Höhe von EUR 7.700.807,64 (Vorjahr: TEUR 330.718) bestehen im Wesentlichen bei der Raiffeisen Zentralbank Österreich AG, Wien, und zur Gänze bei verbundenen Unternehmen.

Rechnungsabgrenzungsposten

Die **Aktiven Rechnungsabgrenzungsposten** in Höhe von EUR 860.237,26 (Vorjahr: TEUR 41) beinhalten vorausbezahlte Aufwendungen.

2. Passiva

Eigenkapital

Das **Grundkapital** der Gesellschaft beträgt zum 31. Dezember 2005 EUR 434.517.391,31 (Vorjahr: TEUR 380.435) und setzt sich aus 142.770.000 Stück auf Namen lautende Stückaktien zusammen.

In der außerordentlichen Hauptversammlung vom 8. März 2005 wurde ein Aktiensplit im Verhältnis 1:2 beschlossen, wodurch das zum 31. Dezember 2004 vorhandene Grundkapital in Höhe von EUR 380.434.782,61 in 125.000.000 Stück nennwertlose Stückaktien zerlegt wurde. Der auf die einzelne Stückaktie entfallende anteilige Betrag des Grundkapitals entspricht nach dem Aktiensplit EUR 3,043478261.

Weiters wurde der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Grundkapital gegen Bareinzahlung oder Sacheinlage bis längstens 8. März 2010 um bis zu EUR 66.999.997,83, allenfalls in mehreren Tranchen, durch Ausgabe von bis zu 22.014.285 Stück auf Inhaber lautende Stammaktien zu erhöhen (genehmigtes Kapital).

Aufgrund dieser Ermächtigung hat der Vorstand mit Zustimmung des Aufsichtsrats vom 1. April und 21. April 2005 das Grundkapital durch die Ausgabe von 13.300.000 Stück Stammaktien im Nominale von EUR 3,043478261 um EUR 40.478.260,87 auf EUR 420.913.043,48 (zerlegt in 138.300.000 Stück Stammaktien) erhöht. Mit Zustimmung des Aufsichtsrats vom 1. April und 27.April 2005 hat der Vorstand in einer zweiten Tranche das Grundkapital durch Ausgabe von weiteren 4.470.000 Stück im Nominale von EUR 3,043478261 um EUR 13.604.347,83 auf EUR 434.517.391,31 (zerlegt in 142.770.000 Stück Stammaktien) erhöht.

Seit **25. April 2005** notiert die Aktie der Raiffeisen International Bank-Holding AG an der **Wiener Börse**. Der Emissionskurs der Aktie betrug EUR 32,50. Der Eröffnungskurs am ersten Handelstag wurde mit EUR 39,00 festgesetzt. Bei den Investoren wurde ein Volumen in Höhe von EUR 1.113.775,00 platziert. Die Mehrzuteilungsoption (green shoe) wurde damit vollständig ausgenutzt.

Die Aktionärsstruktur am Grundkapital per 31. Dezember 2005 stellt sich wie folgt dar:

	Stück	TEUR	%
Raiffeisen Zentralbank Österreich AG, Wien	100.000.000	304.348	70,04
Streubesitz	42.770.000	130.169	29,96
	142.770.000	434.517	100,00

Das **Genussrechtskapital** in Höhe von EUR 1.705.000,00 wurde im Geschäftsjahr rückgeführt.

Die **gebundenen Kapitalrücklagen** in Höhe von EUR 669.977.082,54 (Vorjahr: TEUR 169.565) stellen mit EUR 523.442.391,30 das Agio aus der Kapitalerhöhung dar.
Die Emissionskosten aus dem Börsegang verringerten die gebundenen Kapitalrücklagen im Ausmaß von TEUR 23.031.
Die Emissionskosten lassen sich wie folgt untergliedern:

	TEUR
Entgelt für Investmentbanken (Underwriting Commission)	13.102
Gesellschaftsteuer	5.775
Beratungs- und Prüfungskosten	2.774
Börsezulassungskosten	108
Vertriebskosten (Roadshows, Prospekte)	1.272
Gesamt	**23.031**

Rückstellungen

Die **Sonstigen Rückstellungen** in Höhe EUR 8.653.684,51 (Vorjahr: TEUR 3.333) betreffen Rückstellungen für Risiken aus verbundenen Unternehmen, für ausstehende Eingangsrechnungen, für Bonuszahlungen, für Prüfungs- und Beratungsaufwendungen, für noch nicht verbrauchte Urlaube sowie Vorsorgen für den Share Incentive Plan (SIP).

Der Vorstand von Raiffeisen International hat mit Zustimmung des Aufsichtsrates vom 23. August 2005 ein *Share Incentive Program* beschlossen, das eine performance-abhängige Zuteilung von Aktien der Gesellschaft an den Kreis des Top-Managements nach drei Jahren Anwartschaft vorsieht. Das Share Incentive Program ist für den Vorstand der RI, Vorstandsmitglieder der Bank-Tochterunternehmen sowie ausgewählte Führungskräfte der Raiffeisen International Bank-Holding AG vorgesehen. Das Top-Management muss selbst eine Vorausinvestition leisten und Aktien der Raiffeisen International kaufen, um in den Genuss des Programmes zu kommen. Die so erworbenen Aktien müssen während einer Behaltefrist von drei Jahren im Besitz der einzelnen Manager verbleiben.

Die Zuteilung von Aktien erfolgt entsprechend der Erfüllung zweier gleich gewichteter Leistungsindikatoren. Ein Parameter ist die Performance von Raiffeisen International im Vergleich zum ROE-Ziel (Eigenkapitalrendite-Ziel), berechnet als Durchschnittswert für den Zeitraum der Anwartschaft. Der zweite Parameter ist die Bewertung des Gesamtertrages der Raiffeisen International-Aktie (Total Shareholder Return) im Vergleich zu allen im Index Dow Jones Euro Stoxx Banks geführten Banken.

Die für das SIP notwendigen Aktien werden im Rahmen des Rückkaufprogramms von eigenen Aktien aufgebracht. Im Oktober 2005 wurden 95.260 Stück Aktien zu einem gewichteten

Durchschnittswert von EUR 50,06 zurückgekauft. Der auf die eigenen Aktien entfallende Betrag des Grundkapitals beträgt TEUR 290 (ds 0,1 % des gesamten Grundkapitals). Für weitere für das SIP benötigte eigene Aktien wurde eine Option zum Kauf abgeschlossen.

Verbindlichkeiten

Die **Verbindlichkeiten aus Lieferungen und Leistungen** in Höhe von EUR 218.287,39 (Vorjahr: TEUR 377) betreffen zum Bilanzstichtag offene Beratungsleistungen. Die Restlaufzeit beträgt bis zu einem Jahr.

Die **Verbindlichkeiten gegenüber verbundenen Unternehmen** betragen EUR 691.068.714,70 (Vorjahr: TEUR 3.425) und betreffen Dienstleistungen von verbundenen Unternehmen.
Gegenüber der RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien bestehen Finanzierungsverbindlichkeiten in Höhe von EUR 688.988.816,40. Die Verbindlichkeiten haben mit EUR 687.500.000,00 eine Restlaufzeit von mehr als einem Jahr und mit EUR 3.568.714,70 ein Restlaufzeit von bis zu einem Jahr.

Die **Sonstigen Verbindlichkeiten** in Höhe von EUR 67.687.002,56 (Vorjahr: TEUR 253) bestehen im Wesentlichen aus den bewerteten Währungssicherungsgeschäften mit der Raiffeisen Zentralbank Österreich AG (EUR 67.400.689,97), darüber hinaus mit EUR 60.155,52 gegenüber dem Finanzamt, mit EUR 172.872,20 aus Verbindlichkeiten im Rahmen der sozialen Sicherheit sowie mit EUR 53.284,87 aus sonstigen Verbindlichkeiten.
Sämtliche sonstigen Verbindlichkeiten haben eine Restlaufzeit von bis zu einem Jahr.

Angaben zu den sonstigen finanziellen Verpflichtungen

		des folgenden Geschäftsjahres EUR	der folgenden Fünf Geschäftsjahre EUR
Verpflichtungen aus Leasingverträgen		98.474,00	492.368,00
	Vorjahr:	*89.100,00*	*445.300,00*
Verpflichtungen gegenüber verbundenen Unternehmen (aufgrund eines Service Level Agreements mit der ZHS Office- & Facilitymanagement GmbH, Wien)		1.058.000	6.464.000
	Vorjahr:	*868.100,00*	*3.430.400,00*
Sonstige Verpflichtungen gegenüber verbundenen Unternehmen (aufgrund sonstiger Service Level Agreements)		8.442.000	56.904.000
	Vorjahr:	*13.600.000,00*	*40.000.000,00*
		9.598.474,00	63.860.368,00
Vorjahr:		*14.557.200,00*	*43.875.700,00*

Eventualverbindlichkeiten

Eventualverbindlichkeiten aus Garantien bestehen gegenüber der Eastern European Invest GmbH, Wien, in Höhe von EUR 263.685.116,86, gegenüber der Raiffeisen Zentralbank Österreich AG, Wien, in Höhe von EUR 251.445.933,00 und gegenüber der Deutsche Investitions- und Entwicklungsgesellschaft mbH, Köln, in Höhe von EUR 10.000.000,00.

Im Zusammenhang mit der Absicherung des Währungsrisikos aus den Beteiligungen wurden Währungssicherungsgeschäfte mit der Raiffeisen Zentralbank AG abgeschlossen, die in Bewertungseinheiten ihren Niederschlag finden.

Offene Einzahlungsverpflichtungen auf das Stammkapital in Höhe von EUR 17.500,00 (im Vorjahr: TEUR 18) bestehen gegenüber der RISP Beteiligungs- und Finanzierungsmanagement GmbH.

Am Bilanzstichtag sind **Finanzinstrumente** in folgenden Bilanzpositionen erfasst:

	Beizulegender Wert in EUR	Buchwert in EUR	Bilanzposition
Währungsoption	139,30	139,30	Sonstige Vermögensgegenstände

C. Erläuterungen zur Gewinn- und Verlustrechnung

Die **Sonstigen betrieblichen Aufwendungen** in Höhe von EUR 36.523.842,86 (Vorjahr: TEUR 7.644) beinhalten im Wesentlichen mit EUR 17.588.922,76 (Vorjahr: TEUR 3.704) Rechts- Prüfungs- und Beratungsaufwendungen, mit EUR 11.490.047,66 (Vorjahr: TEUR 2.643) EDV-Aufwendungen und mit EUR 1.198.829,44 (Vorjahr: TEUR 304) Reiseaufwendungen.

Der **Personalaufwand** beträgt EUR 15.482.787,67 (Vorjahr: TEUR 6.021). Darin sind mit EUR 247.205,43 (Vorjahr: TEUR 251) Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen enthalten, wovon EUR 126.287,38 (Vorjahr: TEUR 30) Leistungen an die Mitarbeitervorsorgekasse und EUR 120.918,05 (Vorjahr: TEUR 221) Aufwendungen für Abfertigungen betreffen.

Die **Steuern vom Einkommen** betreffen im Wesentlichen die Steuergutschrift aus der Steuerumlage (EUR 7.252.222,29) und Aufwendungen aus ausländischen Quellensteuern (EUR 2.135.488,76). Im Vorjahr betrug der Steueraufwand TEUR 329.

Die Gesellschaft ist seit dem Geschäftsjahr 2005 Gruppenmitglied innerhalb der Unternehmensgruppe gemäß § 9 KstG der Raiffeisen Zentralbank Österreich AG.

D. Sonstige Angaben

Die Gesellschaft hat im Geschäftsjahr 2005 durchschnittlich 103 (Vorjahr: 40) Arbeitnehmer (Angestellte) beschäftigt.

Dem **Aufsichtsrat** gehörten im Berichtszeitraum folgende Mitglieder an:

Dr. Walter Rothensteiner (Vorsitzender)
Mag. Manfred Url (Vorsitzender-Stellvertreter)
Patrick Butler
Stewart Gager
Dr. Karl Sevelda
Peter Woicke

An die Aufsichtsratsmitglieder wurden **Vergütungen** für das Geschäftsjahr 2004 in Höhe von EUR 120.000,00 (Vorjahr: TEUR 120) bezahlt. Für 2005 wurden Vergütungen in Höhe von EUR 14.380,53 ausgezahlt und eine Rückstellung in Höhe von EUR 170.000,00 gebildet.

Der **Vorstand** setzte sich im Geschäftsjahr 2005 wie folgt zusammen:

Komm.Rat Dkfm. Dr. Herbert Stepic (Vorsitzender)
Aris Bogdaneris
Dkfm. Rainer Franz
Mag. Martin Grüll
Mag. Peter Lennkh
Mag. Heinz Wiedner

Die in der Gesellschaft aufwandswirksam erfassten Gesamtbezüge der Mitglieder des Vorstandes belaufen sich auf TEUR 1.837 (Vorjahr: 767).

Die Aufwendungen für Abfertigungen und Pensionen gliedern sich wie folgt:

Werte in EUR	Pensionsaufwand	Abfertigungsaufwand
Vorstand	48.253,68	0,00
Leitende Angestellte	66.893,20	0,00
Arbeitnehmer	79.211,90	29.468,26
Gesamt	**194.358,78**	**29.468,26**

Im Jahr 2005 waren als **Prokuristen** (Vertretung gemeinsam mit einem Vorstandsmitglied oder einem weiteren Gesamtprokuristen) bestellt:

Dr. Kurt Bruckner
Mag. Roman Hager
Mag. Renate Kattinger
Mag. Susanne Langer
Dr. Herbert Maier
Jeffrey Millikan
Dr. Rudolf Vogl
Mag. Angelika Weiss

Die Gesellschaft steht mit der Raiffeisen-Landesbanken-Holding GmbH, Wien (oberstes Mutterunternehmen), und deren verbundenen Unternehmen in einem **Konzernverhältnis** und gehört deren **Vollkonsolidierungskreis** an. Der Konzerabschluss wird am Sitz der Gesellschaft hinterlegt. Weiters wird die Gesellschaft in den Konzernabschluss der Raiffeisen Zentralbank Österreich AG, Wien (als Unternehmen, das für den kleinsten Kreis von Unternehmen einen Konzernabschluss erstellt), einbezogen.

Die Raiffeisen International stellt einen Konzernabschuss in Übereinstimmung mit den International Financial Reporting Standards auf. Der Konzernabschluss wird am Sitz der Gesellschaft hinterlegt.

Wien, am 1. März 2006

Raiffeisen International Bank-Holding AG

Dkfm. Dr. Herbert Stepic	Mag. Martin Grüll	Aris Bogdaneris
Dkfm. Rainer Franz	Mag. Peter Lennkh	Mag. Heinz Wiedner

Anlage I

Raiffeisen International Bank-Holding AG, Wien

Anlagespiegel gem. § 226 (1) HGB

	Anschaffungs-kosten zum 1.1.2005	Zugänge	Abgänge	Anschaffungs-kosten zum 1.1.2005	kumulierte Abschreibung	Buchwert 31.12.2005	Buchwert 31.12.2004	Jahres-abschreibung 2005	Zuschreibung 2005
Immaterielle Vermögens-gegenstände									
Software und Lizenzen	51.020,63	1.950,00	0,00	52.970,63	-34.493,76	18.476,87	34.183,75	17.656,88	0,00
Geleistete Anzahlungen zu Software	0,00	42.460,64	0,00	42.460,64	0,00	42.460,64	0,00	0,00	0,00
	51.020,63	**44.410,64**	**0,00**	**95.431,27**	**-34.493,76**	**60.937,51**	**34.183,75**	**17.656,88**	**0,00**
Sachanlagen									
Betriebs- und Geschäfts-ausstattung	4.074,50	44.854,71	0,00	48.929,21	-9.899,85	39.029,36	3.047,65	8.873,00	0,00
Geringwertige Vermögens-gegenstände	0,00	30.617,73	30.617,73	0,00	0,00	0,00	0,00	30.617,73	0,00
	4.074,50	**75.472,44**	**30.617,73**	**48.929,21**	**-9.899,85**	**39.029,36**	**3.047,65**	**39.490,73**	**0,00**
Finanzanlagen									
Anteile an verbundenen Unternehmen	1.204.177.581,70	1.327.357.464,60	688.909,13	2.530.846.137,17	-50.457.472,13	2.480.388.665,04	1.140.007.816,70	8.450.000,00	22.162.292,87
Beteiligungen	28.841.356,24	5.702.679,25	0,00	34.544.035,49	0,00	34.544.035,49	28.841.356,24	0,00	0,00
Wertpapiere des Anlagevermögens	5.419,29	0,00	0,00	5.419,29	0,00	5.419,29	5.419,29	0,00	0,00
	1.233.024.357,23	**1.333.060.143,85**	**688.909,13**	**2.565.395.591,95**	**-50.457.472,13**	**2.514.938.119,82**	**1.168.854.592,23**	**8.450.000,00**	**22.162.292,87**
	1.233.079.452,36	**1.333.180.026,93**	**719.526,86**	**2.565.539.952,43**	**-50.501.865,74**	**2.515.038.086,69**	**1.168.891.823,63**	**8.507.147,61**	**22.162.292,87**

Raiffeisen International Bank-Holding AG, Wien

Anteile an verbundenen Unternehmen	WE	Beteiligung Mio WE	Anteil am Kapital %	offene Eigenmittel [1) gesamt TWE	offene Eigenmittel [1) eigener Anteil TWE	Jahresergebnis [1) TWE
JSPP Bank Aval, Kiew	UAH	1.402,6	93,5	x	x	x
ZAO Raiffeisen Bank Austria, Moskau	RUR	9.846,6	100,0	7.044.116	7.044.116	1.391.037
Raiffeisen Bank S.A., Bukarest	RON	1.190,1	99,5	739.854	736.081	113.921
Raiffeisen - RBHU Holding GmbH, Wien	EUR	0,2	70,3	244.133	171.625	14.269
Raiffeisen Bank Polska S.A., Warschau	PLN	493,0	100,0	860.933	860.933	103.080
Raiffeisenbank Austria d.d., Zagreb	HRK	962,5	72,9	1.270.112	925.912	179.360
Raiffeisen Bank Sh.a., Tirana	EUR	34,6	100,0	6.908.397	6.908.397	1.604.434
JSCB Raiffeisenbank Ukraine, Kiew	UAH	519,8	100,0	453.019	453.019	68.935
Raiffeisenbank a.d., Belgrad	CSD	6.376,6	90,0	3.472.620	3.125.358	1.130.607
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	BAM	82,3	97,0	155.127	150.473	25.355
Raiffeisen Krekova Banka d.d., Maribor	SIT	2.806,2	98,3	9.447.811	9.286.253	188.556
Raiffeisenbank (Bulgaria) EAD, Sofia	BGN	94,9	100,0	120.171	120.171	24.460
Priorbank JSC, Minsk	BYR	64.815,0	63,1	245.478.998	154.774.508	43.839.110
Raiffeisenbank a.s., Prag	CZK	1.275,0	51,0	3.214.783	1.639.539	296.575
Ukrainian Processing Center JSC, Kiew	UAH	0,2	100,0	x	x	x
Tatra Banka a.s., Bratislava	SKK	727,5	72,4	12.425.670	8.998.670	2.254.152
RLI Holding Gesellschaft mbH, Wien	EUR	0,0	75,0	20.866	15.650	-10
Raiffeisen Bank Kosovo J.S.C., Prishtina	EUR	17,7	100,0	16.491	16.491	4.095
RI Eastern European Finance B.V., Amsterdam	EUR	2,0	100,0	x	x	x
Raiffeisen International GROUP IT GmbH, Wien	EUR	0,0	99,0	124	123	-6
Tatra Leasing s.r.o., Bratislava	SKK	3,0	1,5	650.008	9.750	97.614
Raiffeisen Economic and Financial Consulting Ltd, Budapest	HUF	9,8	49,0	x	x	x
Eastern European Invest Holding GmbH, Wien	EUR	0,0	100,0	x	x	x
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien	EUR	0,0	100,0	x	x	x
GSI Group Software Investment AG, Zug	CHF	29,4	100,0	-694	-694	-446 [2)

[1) Die Werte der angeführten offenen Eigenmittel und des Jahresergebnisses werden bei den **inländischen Gesellschaften** aus den Jahresabschlüssen zum 31. Dezember 2004 (bei der Raiffeisen RBHU – Holding GmbH, Wien aus dem Jahresabschluss zum 2. Jänner 2005) entnommen. Bei den **ausländischen Gesellschaften** wurden bei den offenen Eigenmittel und den Jahresergebnissen die Werte entsprechend International Financial Reporting Standards (IFRSs) zum 31. Dezember 2004 berücksichtigt.

[2) Das IFRS Reporting Package der GSI Group Software Investment AG, Zug, wird nicht in lokaler Währung, sondern in EUR geführt.

Lagebericht

Lagebericht Raiffeisen International Bank-Holding AG

Gesamtwirtschaftliches Umfeld

Die Raiffeisen International Bank-Holding AG (RI) ist eine Finanzholding mit Sitz in Wien, deren wesentliche Aufgabe im Halten und Steuern von Finanzbeteiligungen (Banken, Leasinggesellschaften und sonstige Finanzdienstleistungsunternehmen) in 16 Märkten Zentral- und Osteuropas besteht. Da die Geschäftstätigkeit somit zum überwiegenden Teil außerhalb Österreichs stattfindet, ist die wirtschaftliche Entwicklung in Zentral- und Osteuropa für die Entwicklung der Gesellschaft von entscheidender Bedeutung.

Aufschwung in zweiter Jahreshälfte

Nach dem Rekordwachstum im Jahr 2004 waren die Konjunkturerwartungen für 2005 vorsichtiger, was sich im ersten Halbjahr auch bestätigt hat. Allerdings lassen die bisher veröffentlichten Wachstumszahlen für das dritte Quartal 2005 bereits wieder ein deutliches Ansteigen des Wachstumstrends erkennen. Für Polen, die Slowakei, Slowenien, Tschechien und Ungarn (CE) betrug das durchschnittliche Wirtschaftswachstum für 2005 voraussichtlich 4,0 Prozent (2004: 5,0 Prozent). Die südosteuropäischen Märkte Albanien, Bosnien und Herzegowina, Bulgarien, Kosovo, Kroatien, Rumänien, Serbien und Montenegro (SEE) dürften 2005 im Durchschnitt um 4,5 Prozent gewachsen sein (2004: 7,0 Prozent). Dieser Rückgang spiegelt vor allem die Abkühlung der rumänischen Konjunktur wider, die 2004 mit 8,3 Prozent realem Wirtschaftswachstum (2005: rund 4,0 Prozent) noch Gefahr lief zu überhitzen. Belarus, Russland und die Ukraine (GUS-Länder) erzielten wie bereits im Jahr zuvor das im Vergleich zu den übrigen Ländern der Region stärkste durchschnittliche BIP-Wachstum von 5,9 Prozent (2004: 7,8 Prozent).

Neben länderspezifischen Entwicklungen ist für die neuen Mitgliedsstaaten vor allem das Wachstum in den „alten" EU-Ländern, die mit Deutschland an der Spitze zu den Haupthandelspartnern gehören, von wesentlicher Bedeutung. Das Jahr 2005 war von einer leichten internationalen Konjunkturabschwächung geprägt. So dürfte das reale Wirtschaftswachstum in der Eurozone 1,5 Prozent betragen haben (2004: 1,8 Prozent). In den USA war der Rückgang etwas stärker ausgeprägt, auch wenn das BIP-Wachstum mit 3,5 Prozent (2004: 4,2 Prozent) immer noch deutlich über dem der Eurozone liegt. Ein wesentlicher Konjunkturmotor waren 2005 wie schon im Jahr zuvor die Bruttoanlageinvestitionen in den Ländern Zentral- und Osteuropas (CEE). Dies ist einerseits auf den anhaltenden Zustrom ausländischer Direktinvestitionen zurückzuführen, andererseits auf die Verbesserung der Ertragslage der Unternehmen und die zunehmende Bereitschaft der Banken, Kredite an Klein- und Mittelbetriebe zu gewähren. Dazu kommt für die neuen Mitgliedsstaaten und die Kandidatenländer sowie jene Länder, die den Kandidatenstatus anstreben, ein sich durch den EU-Integrationsprozess kontinuierlich verbesserndes Geschäftsumfeld. Die Errichtung neuer bzw. die Modernisierung und der Ausbau bestehender Produktionsanlagen sollten in den kommenden Jahren positiv zum Export- und Wirtschaftswachstum beitragen.

Entwicklung des Bankensektors in CEE

Der Bankensektor hat in den CEE-Ländern in den 16 Jahren seit dem Beginn der Transformation eine bemerkenswerte Entwicklung erlebt. Zu Beginn standen die nationalen Regierungen vor der Herausforderung, ihre Finanzsysteme zu restrukturieren. Die Kernpunkte der Reformen bildeten die Einführung eines zweistufigen Bankensystems, die Privatisierung der zuvor im Staatsbesitz befindlichen Banken, die Lizenzvergabe für ausländische Banken sowie die Etablierung solider rechtlicher Rahmenbedingungen und einer effizienten Bankenaufsicht. Die Realisierung dieser Vorhaben erfolgte in unterschiedlicher Geschwindigkeit, woraus sich signifikante länderspezifische Entwicklungsunterschiede im Bankensektor ergaben.

Raiffeisen International mit dichtestem Netzwerk

Die in CEE aktiven Bankengruppen verfolgen unterschiedliche Strategien, die sich in ihrem Marktengagement widerspiegeln. Während sich einige Banken auf hohe Marktanteile in wenigen Märkten konzentrieren, verfolgt die Raiffeisen International eine breiter angelegte Strategie, die die gesamte Region erfasst. Die Raiffeisen International ist mit Netzwerkbanken und Leasingunternehmen in 16 Märkten vertreten und verfügt über zwei Repräsentanzen in Moldawien und Litauen.

Geschäftsverlauf 2005

Wesentlich geprägt war das Geschäftsjahr 2005 zunächst durch den Börsegang, in der 2. Jahreshälfte dann durch den Erwerb von 93,5 Prozent an der Joint Stock Post Pension Bank Aval. Unabhängig von diesen besonders markanten Ereignissen hat die Raiffeisen International ihr Netzwerk kontinuierlich ausgebaut und verbessert sowie die Organisation der Holding in Wien weiterentwickelt.

Börsegang

Im April 2005 wurden die Aktien der Raiffeisen International an der Wiener Börse im Prime Market gelistet. Der Emissionspreis wurde mit € 32,50 je Aktie festgesetzt. Aufgrund der großen Nachfrage wurde für Privataktionäre und im Anschluss daran auch für institutionelle Investoren die Zeichnungsfrist verkürzt.

Die Erstnotiz an der Wiener Börse erfolgte am 25. April 2005, der erste festgestellte Kurs betrug € 39,00. Am 28. April wurde die Aktie in den wichtigsten österreichischen Aktienindex, den ATX, aufgenommen. Bis Ende Dezember 2005 stieg der Aktienkurs um mehr als 70 Prozent auf € 55,55, die Marktkapitalisierung auf € 7,9 Milliarden. Der Streubesitz beträgt 30 Prozent.

Akquisition der Bank Aval

Am 20. August 2005 wurden die Verhandlungen zum Kauf der ukrainischen *Joint Stock Post Pension Bank Aval* abgeschlossen. Das Closing, der eigentliche Eigentumsübergang, fand im Oktober 2005 statt. Die Raiffeisen International hat für einen Kaufpreis von USD 1.028 Millionen 93,5 Prozent erworben. Die Raiffeisen International hat sich verpflichtet, die Aktien der noch verbliebenen Minderheitsaktionäre innerhalb von sechs Monaten nach Closing – die Bank Aval notiert an der Kiewer Börse – zum gleichen Preis je Aktie zu übernehmen.

Mit der Übernahme erhöht sich in der Ukraine die Kundenanzahl um mehr als 3,2 Millionen; das Netzwerk vergrößert sich um 1.342 Geschäftsstellen (Zahlen per Ende Dezember 2005). Die Aktiva der Bank Aval betrugen Ende 2005 € 3,4 Milliarden. Raiffeisenbank Ukraine und Bank Aval halten, gemessen an der Bilanzsumme, gemeinsam einen Marktanteil von mehr als 11 Prozent. Damit ist Raiffeisen die Nummer-1-Bankengruppe in der Ukraine. Ebenfalls erworben wurde das *Ukrainian Processing Center, JSC (UPC)*. Der Preis betrug USD 32 Millionen.

Stärkung und Ausbau des Netzwerkes

Im Jänner 2005 wurde von der Raiffeisen-Leasing International, einer Tochtergesellschaft der Raiffeisen International, eine Leasinggesellschaft in Almaty, Kasachstan, gegründet. Die Anzahl der operativ betreuten Märkte erhöhte sich somit auf 16, ergänzt um zwei Repräsentanzen in Moldawien und Litauen.

Die Kundenzahl der Raiffeisen International Gruppe konnte 2005 auf 9,7 Millionen Kunden gesteigert werden. Ohne die Akquisition der Bank Aval ergibt sich eine Erhöhung um etwa 1,4 Millionen Kunden. Die Bilanzsumme stieg um € 11,8 Milliarden auf € 40,7 Milliarden per Ende 2005.

Der Ausbau des Netzwerks schreitet zügig voran. So wurden 185 neue Geschäftsstellen (ohne Bank Aval) eröffnet, ein Plus von 20,2 Prozent. Inklusive Bank Aval wuchs die Zahl der Geschäftsstellen auf mehr als 2.400. Im Einklang damit erhöhte sich die Zahl der Mitarbeiter im Jahresabstand um 90,9 Prozent oder 20.800 auf rund 43.600. Ohne Bank Aval ergab sich eine Steigerung um 18 Prozent oder 4.118 Mitarbeiter

Um das Wachstum auch entsprechend zu unterlegen, wurden bei folgenden Instituten im laufe des Jahres 2005 Kapitalerhöhungen vorgenommen:

Raiffeisenbank (Bulgaria) EAD, Sofia
Raiffeisenbank Austria, d.d., Zagreb
ZAO Raiffeisenbank Austria, Moskau
JSCB Raiffeisenbank Ukraine , Kiew
Raiffeisenbank a.d., Belgrad
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajewo
Raiffeisen Krekova Banka d.d., Maribor
Raiffeisen Bank S.A., Bukarest
Raiffeisen Bank Rt., Budapest
Raiffeisen Leasing SRL, Bukarest
Raiffeisen Leasing d.o.o., Belgrad
Raiffeisen Leasing d.o.o., Ljubljana

Neu gegründet wurde die Raiffeisen Leasing Kazakhstan LLP, Almaty

Die wirtschaftliche Entwicklung der zum RI-Konzern gehörenden Tochterunternehmen war 2005 insgesamt sehr erfolgreich; sowohl das Gesamtergebnis als auch sämtliche Segmentergebnisse (Kundensegmente und regionale Segmente) weisen neuerlich deutliche Verbesserungen gegenüber 2004 auf.

In der Bilanz und der Gewinn- und Verlustrechnung der Raiffeisen International Bank-Holding AG spiegeln sich der bereits erwähnte Börsegang sowie das beträchtliche Wachstum wider. Die erfreulichen Gewinne vor allem der Tochterbanken führten auch zu deutlichen Steigerungen der erhaltenen Dividenden, die sich nahezu verdreifachten und € 103,7 Millionen ausmachten. Die größten Beiträge stammen von der Tatra Banka, der Raiffeisenbank Ungarn sowie der Raiffeisenbank Kroatien.

Finanzielle Leistungsindikatoren

Bilanzentwicklung

Die Bilanzsumme erhöhte sich im Geschäftsjahr 2005 um € 1.059,6 Millionen bzw. 70,6 Prozent auf € 2.560,5 Millionen.

Aktivseitig stiegen insbesondere die Anteile an verbundenen Unternehmen um € 1.340,4 Millionen bzw. 117,6 Prozent auf € 2,5 Milliarden.
Diese Position stellt mit nahezu 97 Prozent den größten Bilanzposten dar. Die deutliche Zunahme ist einerseits auf den Kauf der Avalbank in der Ukraine zurückzuführen, andererseits auf die auf Seite 4 erwähnten Kapitalerhöhungen bei 12 Konzerngesellschaften.

Die Forderungen gegenüber verbundenen Unternehmen stiegen auf € 30,4 Millionen (von € 0,8 Millionen) und umfassen eine Dividendenforderung in Höhe von ca. € 19 Millionen sowie ca. € 11 Millionen Steuerumlage.
Erstmals scheint die Position Eigene Anteile in Höhe von € 4 Millionen auf, die jene Aktien darstellt, die die Gesellschaft für das Share Incentive Program zurückgekauft hat.

Passivseitig stiegen die Verbindlichkeiten gegenüber verbundenen Unternehmen um € 687,7 Millionen, die im Wesentlichen aus einer Kreditlinie bestehen, auf € 691,1 Millionen (Vorjahr: € 3,4 Millionen). Die sonstigen Verbindlichkeiten betrugen € 67, 7 Millionen und bestanden zum überwiegenden Teil aus Verbindlichkeiten, die aus der Bewertung von Kurssicherungsgeschäften (wirtschaftliche Einheit) entstanden.

Aufgrund des Börseganges stieg sowohl das Grundkapital um € 54,1 Millionen auf € 434,3 Millionen als auch die gebundenen Kapitalrücklagen um € 500,5 Millionen auf € 670 Millionen. Das Genussrechtskapital wurde im Geschäftsjahr 2005 rückgeführt. Das gesamte Eigenkapital weist zum 31.12.2005 einen Betrag von € 1.791,8 Millionen auf, dies ist gegenüber dem Vorjahr eine Steigerung um 51,2 Prozent oder € 606,6 Millionen.

Ertragslage

Die Erträge aus Beteiligungen betrugen im Geschäftsjahr 2005 € 103,7 Millionen, was eine Steigerung von € 68,7 Millionen darstellt. Die Umsatzerlöse weisen im gleichen Zeitraum eine Steigerung von € 25,8 Millionen auf € 27,4 Millionen auf. Aufgrund der Tatsache, dass 2005 das erste Geschäftsjahr mit eigener Personalausstattung war, stiegen sowohl die Personalkosten (um € 9,5 Millionen auf € 15,5 Millionen) als auch die sonstigen betrieblichen Aufwendungen (um € 23,9 Millionen auf € 36,5 Millionen) deutlich an.

Das Finanzergebnis betrug € 102,7 Millionen (gegenüber € 10,7 Millionen im Vorjahr), das Ergebnis der gewöhnlichen Geschäftstätigkeit weist mit € 87,6 Millionen im Gegensatz zu 2004 einen positiven Wert aus.

Risikomanagement

Das aktive Risikomanagement stellt für Raiffeisen International eine Kernkompetenz dar, vor allem im Hinblick auf die unterschiedlichen Entwicklungsstufen in den Ländern Zentral- und Osteuropas. Durch die Pionierrolle in vielen dieser Länder konnte wertvolles Know-how im Aufbau eines zielgerichteten Risikomanagements gewonnen werden. Die ständig voranschreitende Integration der Netzwerkbanken stellt das weitere dynamische, aber dennoch risikobewusste Wachstum sicher.

Prinzipien des Risikomanagements

Raiffeisen International gehört der Kreditinstitutsgruppe der Raiffeisen Zentralbank Österreich AG im Sinne des §30 BWG an und ist somit auch Bestandteil deren Risikomanagementaktivitäten.
Das Risiko aus dem Anteils/-Beteiligungsbesitz (Beteiligungsrisiko) umfasst das Dividendenausfallsrisiko und das Risiko außerplanmäßige Abschreibungen vornehmen zu müssen. Die Buchwerte der Tochtergesellschaften in der Raiffeisen International werden bilanzmäßig in Euro geführt, die Geschäftsaktivitäten in den Tochtergesellschaften werden jedoch im Regelfall in der jeweiligen Landeswährung geführt. Um Fremdwährungseffekten entgegenzuwirken, wurden für einige Währungen Sicherungsgeschäfte durchgeführt (v. a. Ukrainische Hryvna, Russische Rubel, Belarus Rubel und Serbische Dinar).

Die Risiken der einzelnen Netzwerkbanken, der Spezialgesellschaften sowie der Raiffeisen International werden durch ein umfassendes System von Risikoprinzipien, Risikomessungs- und Überwachungsverfahren sowie entsprechenden Organisationsstrukturen kontrolliert und gesteuert. Die Risikopolitik und damit auch die Risikoprinzipien werden im Rahmen der von der Konzernzentrale vorgegebenen Regelungen festgelegt:

- Kredit-, Länder-, Markt-, Liquiditäts- und operationale Risiken werden auf allen Ebenen des Konzerns koordiniert.
- Um einen konsistenten und kohärenten Risikomanagementansatz zu gewährleisten, wird dieser mit der Muttergesellschaft RZB koordiniert.
- Konzernweit werden einheitliche Ratingmethoden angewendet.
- Die Kreditrichtlinien werden während des jährlichen Budgetierungs- und Planungsprozesses überarbeitet und bewilligt.
- Es besteht eine klare personelle und funktionale Trennung zwischen den Geschäfts- und allen Risikomanagementaktivitäten.
- Die Unternehmenskreditausfallsvorsorge basiert hauptsächlich auf einer case-by-case Basis. Die Kreditausfallsvorsorge für Privatkunden basiert auf dem Portfolio-Ansatz.

Initiativen für das Risikomanagement

Retail

Das Risikomanagement bei Privatkunden sowie bei der Kundengruppe kleine und mittlere Unternehmen (KMU) konnte weiter gestärkt werden. Folgende Maßnahmen wurden im abgelaufenen Jahr durchgeführt:

- Standardisierung: Genehmigungsprozess für neue Produkte im Bereich Privatkunden implementiert; Genehmigungsprozess für Kredite an KMUs verbessert
- Kreditvergabe: Basel II konforme Scorekarten auf Produktebene in acht Ländern eingeführt; Richtlinie für Kreditvergabe an KMU etabliert
- Portfolio-Management im Bereich Privatkunden: monatliche Überprüfung mit jeder einzelnen Netzwerkbank; Richtlinien für Kreditrisikovorsorge
- Mahn- und Inkassowesen: Programm für Schuldnermanagement in drei Ländern eingesetzt

Folgende weitere Maßnahmen im Risikomanagement sind geplant oder bereits in Umsetzung:

- Standardisierung: Einführung des Genehmigungsprozesses für neue Produkte für KMUs; Umsetzung neuer konzernweiter Regelungen, Standardisierung des Reportings und des Managements für KMU-Portfolios
- Kreditvergabe: Einführung von Basel II konformen Antrags-Scorekarten (Application Scorecards) für Privatkunden in allen Netzwerkbanken bis Ende 2006
- Portfolio-Management: Verbesserung der standardisierten Berichtsplattform; Einführung von Basel II konformen Verhaltens-Scorekarten (Behavioural Scorecards) in vier Ländern: Polen, Tschechien, Slowakei, Ungarn
- Mahn- und Inkassowesen: Installation des Programms für Schuldnermanagement in zwei weiteren Ländern
- Entwicklung von Rahmenbedingungen für das Management des Wechselkursrisikos
- Weiterentwicklung der Risikomanagement-Instrumente für das Kreditrisiko und das Transaktionsrisiko bei Kreditkarten und Überziehungskrediten

Corporate

Der Fokus im Corporate Risk wurde 2005 auf die weitere Harmonisierung und eine damit verbundene Effizienzsteigerung der Abläufe gelegt. Das Credit Manual, das für alle Einheiten innerhalb des Netzwerks gilt, wurde erweitert und entspricht nun vollständig den Basel-II-Vorschriften und den Standards der österreichischen Finanzmarktaufsicht (FMA).

Der *Provisioning Approval Process*, also der Prozess für die Genehmigung der zu tätigenden Kreditrisikovorsorgen, wurde 2005 vollkommen vereinheitlicht. Problemkreditengagements werden in den einheitlich organisierten *Problem Loan Committees* der Netzwerkbanken behandelt.

Im Laufe des Jahres 2006 wird die Funktion der *Credit Quality Control* neu *organisiert.* Dieser Bereich wird die Qualität der Kreditentscheidungen, vor allem die im Eigenpouvoir der Netzwerkbank gewährten Kredite, die Aufbauorganisation sowie die Prozesse im Risikomanagement überwachen und evaluieren.
Die einzelnen Netzwerkbanken definieren die *Credit Risk Policy* in Abstimmung mit dem zentralen Risikomanagement (head office). Dabei wird die Risikostrategie erstellt: diese beinhaltet unter anderem die Höhe der Kreditengagements nach Branchen, die Kreditarten und die Richtlinien für die maximale Limithöhe pro Kunde / Gruppe verbundener Kunden. Neben dem lokalen Risikomanagement sind auch die Kundenbetreuer in diesen Prozess involviert. Die Credit Risk Policy muss vom Aufsichtsrat der jeweiligenNetzwerkbank genehmigt werden.

Integration des Risikomanagements der Bank Aval in die Raiffeisen International

Unmittelbar nach dem Eigentumsübergang im Oktober 2005, wurde mit der Anpassung und Neuordnung des Risikomanagements nach den Standards der Raiffeisen International begonnen. Die Position des Chief Risk Officers wurde in Personalunion für beide Banken, Raiffeisenbank Ukraine und Bank Aval, durch einen Mitarbeiter mit langjähriger Erfahrung im Raiffeisen International-Konzern besetzt. Weitere bereits gesetzte Integrationsschritte waren unter anderem ein gemeinsames Kreditkomitee und die Erfassung der Obligos jener Unternehmen, die bei beiden Banken Kreditlinien hatten (Gruppe verbundener Kunden). Für diese Kunden wurde ein einheitliches Kundenbetreuungskonzept erarbeitet. Der gesamte Kreditbestand an Unternehmenskrediten wurde bereits auf Basis der internen Rating-Standards von Raiffeisen International bewertet.

Basel II

Die Umsetzung der Eigenmittelbestimmungen nach Basel II erfolgt in einem Konzernprojekt, das die Implementierung bei allen Tochterinstituten der RI-Gruppe koordiniert und zentral begleitet. Wesentliche Schwerpunkte dieses Basel II-Projektes bilden die Optimierung bereits bestehender bzw. die Neuentwicklung harmonisierter Ratingmethoden sowie die Ausfallserfassung gemäß Baseler Bestimmungen und die Eigenmittelberechnung selbst. Durch diese Aktivitäten werden konzernweit einheitliche Standards, wie harmonisierte Methoden und Instrumente zur Kreditbeurteilung, erarbeitet.

Eine weitere zentrale Zielsetzung ist die Verbesserung der konzernweiten Datenverfügbarkeit und Datenqualität. Bestehende IT-Systeme wurden auf Ihre Basel-II-Konformität geprüft und analysiert, wobei notwendige Adaptierungen bereits durchgeführt wurden bzw. sich in Umsetzung befinden. Die Auswahl technischer Komponenten für die Implementierung auf Gruppenebene wurde erfolgreich abgeschlossen, um den IRB-Ansatz (den auf internen Ratings basierenden Ansatz) und – für nicht materielle Portfolios – den Standardansatz für die Eigenmittelberechnung zu ermöglichen.

Human Resources

Die Raiffeisen International beschäftigte 2005 110 Personen, zusammen mit den ebenfalls in Wien ansässigen Tochterunternehmen Raiffeisen Group IT GmbH und Raiffeisen Leasing International GesmbH waren insgesamt184 Mitarbeiter angestellt.

Diese Mitarbeiteranzahl beträgt in Relation zum Konzern nur rund 0,5 Prozent, da der Raiffeisen International-Konzern mit mehr als 43.600 Mitarbeitern per Ende 2005 ein bedeutender Arbeitgeber in der gesamten CEE Region geworden ist.

Durch das starke organische Wachstum und die Akquisition der Bank Aval ergab sich seit Ende 2004 ein Zuwachs von rund 21.000 Mitarbeitern oder 90,9 Prozent.

Dass sich die Expansion der Raiffeisen International nur durch entsprechend qualifizierte Mitarbeiter bewerkstelligen lässt, zeigt sich auch an der durchwegs hohen Akademikerquote. Im Durchschnitt aller Mitarbeiter lag sie per Ende 2005 bei rund 69 Prozent, wenngleich der Anteil des Personals mit Universitätsabschluss in den einzelnen Ländern teils sehr differiert. Dies spiegelt aber auch den unterschiedlichen Entwicklungsstand der Länder wider.

Die Struktur des Personals hat sich gegenüber dem Vorjahr nur leicht geändert. Der Frauenanteil an allen Mitarbeitern beträgt rund 68 Prozent. Der Altersschnitt in allen Einheiten beläuft sich auf 34 Jahre. In der regionalen Verteilung ergibt sich durch die Akquisition der Bank Aval eine Verschiebung zugunsten des Segments der GUS-Länder.

Training Architecture

Um einheitliche Standards in allen Netzwerkbanken sicherzustellen wurde 2005 eine so genannte *Training Architecture* etabliert. Es ist das Ziel, nicht nur ein gemeinsames Ausbildungsniveau, sondern auch einen durchgängigen Managementprozess für die Umsetzung der Trainingsaktivitäten zu erreichen. Die Training Architecture besteht aus folgenden Modulen – die Trainings sind auf den jeweiligen Einsatzbereich der Mitarbeiter zugeschnitten:

- Einführung für alle neuen Mitarbeiter, unabhängig von ihrem Hierarchieniveau und ihrem bisherigen Ausbildungsstand
- Mitarbeiter in den Geschäftsstellen
- Betreuer für Klein- und Mittelbetriebe
- Betreuer für Unternehmenskunden
- Mitarbeiter im Treasury und Investment
- Risikomanager (für alle Segmente)
- Management

Für die Umsetzung der Fortbildungsmaßnahmen gibt es einen für die Mitarbeiter in allen Netzwerkbanken gültigen *Training and Development Catalogue*, in dem die internationalen Trainings enthalten sind. Die Trainings werden fast immer in der Konzernsprache Englisch abgehalten. Selbstverständlich werden auch auf die lokalen Bedürfnisse zugeschnittene Trainings in den einzelnen Ländern durchgeführt.

Um eine effizientere Abwicklung der Trainings zu erreichen, wurde zum Beispiel in Zagreb ein regionales Trainingscenter eingerichtet, in dem alle Mitarbeiter der Netzwerkbanken in Albanien, Bosnien und Herzegowina, Kroatien, Serbien und Montenegro sowie Slowenien ihre interne Aus- und Weiterbildung erhalten. Neben der Schaffung von konzentriertem Know-how an einem Ort ergibt sich auch der gewünschte positive Effekt der weiteren Verbesserung der Vernetzung zwischen den Mitarbeitern dieser Region.

Performance Management

Der bestehende Management-by-Objectives-Prozess (MBO) wurde erweitert und in einen Performance-Management-Prozess übergeführt. Das Performance Management als integrierter, jährlich stattfindender Prozess dient dazu, die Ziele des Unternehmens mit der individuellen Arbeitsleistung in Einklang zu bringen. Dies erfolgt derart, dass entsprechende Ziele gesetzt und mit den einzelnen Mitarbeitern vereinbart werden. Im Zuge der jährlichen Leistungsbeurteilung werden die Potenziale der einzelnen Mitarbeiter erkannt und entsprechend gefördert.

Entwicklung des Personalstands zum Stichtag


Mitarbeiter zum Jahresende (FTE)
50.000
45.000
40.000
35.000
30.000
25.000
20.000
15.000
10.000
5.000
0
184
16645
5.297
144
3.718
64
3.282
7.241
6.149
6.613
7.799
8.697
2002
2.003
2004
2005
CE
SEE
CIS
Aval
Austria

Der Performance-Managment-Prozess besteht aus den folgenden Elementen:

- Definition von Zielen und Verhaltensstandards
- Unterstützung der Mitarbeiter bei der Zielerreichung
- Laufende Kontrolle der Arbeitsleistung und Rückmeldung an die Mitarbeiter
- Leistungsbeurteilung: Was (Ziele) und Wie (Verhaltensweisen)
- Anerkennung und Belohnung von entsprechender Leistung
- Erstellung von Mitarbeiter-Entwicklungsplänen

Job Structures

Das Projekt *Job Grading* (Bewertung der einzelnen Funktionen) hat das Ziel, innerhalb einer Organisationseinheit konzernweit einheitliche Strukturen zu schaffen. Diese dienen als Basis für die Nachfolgeplanung, Entlohnung, Auswahl der Mitarbeiter für Nachwuchsführungskräfte-Programme sowie die Erstellung von Karrierepfaden. Dabei wurde eine international anerkannte Methode für die Erarbeitung der Strukturen angewendet. Das Training der dafür verantwortlichen Mitarbeiter wurde bereits in Wien durchgeführt, um die Methode effizient in den einzelnen Netzwerkbanken umzusetzen.

In allen Netzwerkbanken wurden 2005 sämtliche Führungsfunktionen, die unmittelbar an die Vorstände in den einzelnen Ländern berichten, bewertet. Alle weiteren Funktionen werden Schritt für Schritt evaluiert. Das Ziel ist es, eine durchgängige Jobstruktur aufzubauen.

Anreize für das Top-Management

Der Vorstand der Raiffeisen International hat mit Zustimmung des Aufsichtsrats vom 23. August 2005 ein *Share Incentive Program* beschlossen, das eine performance-abhängige Zuteilung von Aktien der Gesellschaft an den Kreis des Top-Managements nach drei Jahren Anwartschaft vorsieht. Das Share Incentive Program ist für den Vorstand sowie Vorstandsmitglieder der mit Raiffeisen International verbundenen Bank-Tochterunternehmen sowie ausgewählte Führungskräfte der Raiffeisen International Bank-Holding AG vorgesehen. Das Top-Management muss selbst eine Vorausinvestition leisten und Aktien der Raiffeisen International kaufen, um in den Genuss des Programms zu kommen. Die so erworbenen Aktien müssen während einer Haltefrist von drei Jahren im Besitz der einzelnen Manager verbleiben.

Die Zuteilung von Aktien erfolgt entsprechend der Erfüllung zweier gleich gewichteter Leistungsindikatoren. Ein Parameter ist die Performance von Raiffeisen International im Vergleich zum ROE-Ziel (Eigenkapitalrendite-Ziel), berechnet als Durchschnittswert für den Zeitraum der Anwartschaft. Der zweite Parameter ist die Bewertung des Gesamtertrages der Raiffeisen International-Aktie (*Total Shareholder Return*) im Vergleich zu allen im Index *Dow Jones EURO STOXX Banks* geführten Banken. Die Details zum Share Incentive Program und dem damit verbundenen Rückkauf von Aktien finden sich im Internet unter: www.ri.co.at → Investor Relations → Die RI-Aktie → Share Incentive Program

Ausblick auf 2006

Konjunkturumfeld

Die Länder Zentral- und Osteuropas sollten nach der leichten Konjunkturverlangsamung im Jahr 2005, die im Wesentlichen eine Folge der Rekordwachstumsraten im EU-Beitrittsjahr 2004 und des Rückgangs des Wirtschaftswachstums in der Eurozone war, im Jahr 2006 wieder eine Belebung der Konjunktur erfahren. Für die neuen EU-Mitgliedsstaaten wird ein reales BIP-Wachstum von 4,5 Prozent erwartet, während für die Länder Südosteuropas (die Beitrittskandidaten Rumänien, Bulgarien und Kroatien sowie die Länder des Westbalkans) mit rund 5 Prozent gerechnet wird. Das stärkste Wirtschaftswachstum wird aber nach wie vor für die europäischen GUS-Länder erwartet, auch wenn die Ukraine aufgrund der Gaspreiserhöhung das zweite Jahr in Folge deutlich hinter den hohen durchschnittlichen Wachstumsraten der Jahre 2001-2004 (rund 9 Prozent p.a.) zurückbleiben dürfte. Mit einem erwarteten realen BIP-Wachstum von 5,5 Prozent würde sich das Wirtschaftswachstum in den GUS-Ländern gegenüber dem Jahr 2005 (5,9 Prozent) leicht abschwächen, wobei für Russland mit einem realen BIP-Wachstum von 6,0 Prozent gerechnet wird (6,1 Prozent im Jahr 2005).

Die wichtigsten Wachstumsfaktoren sollten – wie schon in den vergangenen Jahren – die private Konsumnachfrage sowie die Investitionstätigkeit darstellen. Beide profitieren vom anhaltenden Kreditboom in den Ländern Zentral- und Osteuropas, der durch die weitgehende Privatisierung im Bankensektor und die Reformen der rechtlichen und institutionellen Rahmenbedingungen im Zuge der EU-Beitrittsbestrebungen erst ermöglicht wurde. Zudem scheint die Attraktivität der Länder Zentral- und Osteuropas als Investitionsstandort für ausländische Unternehmen nach wie vor ungebrochen. Die sich abzeichnende Konjunkturerholung in der Eurozone könnte, zusammen mit den neu errichteten Produktionskapazitäten, einen zusätzlichen Wachstumsbeitrag liefern. Der wirtschaftliche Aufholprozess sollte mittelfristig eine Fortsetzung des realen und nominellen Aufwertungstrends für die Währungen der Länder Zentral- und Osteuropas ermöglichen, auch wenn im Jahr 2006 eine Reihe von Parlamentswahlen anstehen (Ukraine, Ungarn, Tschechien, Slowakei), die einen wesentlichen Einfluss auf wichtige wirtschaftspolitische Weichenstellungen und damit auf die Finanzmärkte haben könnten.

Mit Zuversicht weiter auf dem Wachstumspfad

Auch 2006 wird der Fokus von Raiffeisen International auf dem Retail-Segment, dem Geschäft mit Privatkunden sowie kleinen und mittleren Unternehmen, liegen. Die Zuwächse bei Krediten an Privatkunden und die beeindruckenden Steigerungsraten bei der Nachfrage nach Kreditkarten bestätigen unsere strategische Ausrichtung. Im Segment Corporate Customers legen wir unseren Schwerpunkt auf das höhermargige Geschäft mit den Mittelstandskunden.

In den GUS-Ländern erwarten wir vor allem in der Ukraine und Russland mittelfristig starke Ertragszuwächse. Durch die Akquisition der Bank Aval steht das Geschäft in der Ukraine 2006 im Zeichen der Integration unserer beiden Banken. Vorbehaltlich der noch ausstehenden Genehmigungen nach der getätigten Akquisition wird auch die russische Impexbank im Laufe des Jahres in den Konsolidierungskreis aufgenommen und sich daher nur zeitanteilig auf das Ergebnis des Gesamtjahres auswirken. Die Restrukturierungsmaßnahmen in diesen beiden Ländern werden das Ergebnis entsprechend belasten.

Für die Länder Südosteuropas beurteilen wir das Potenzial weiterhin optimistisch, aber auf Grund der von den Aufsichtsbehörden vorgeschriebenen Beschränkungen des Kreditwachstums etwas vorsichtiger. In Zentraleuropa legen wir neben dem traditionellen Geschäft zunehmend den Fokus auch auf das stark wachsende Segment der Asset-Management-Produkte.

Unsere mittelfristigen Ziele bleiben unverändert: Bis Ende 2007 wollen wir einen Return on Equity (ROE) vor Steuern von mehr als 25 Prozent erzielen. Die Cost/Income Ratio soll unter 60 Prozent fallen, die Risk/Earnings Ratio unter 15 Prozent liegen. Die Bilanzsumme wird unserer Einschätzung nach bis 2008 um jährlich mindestens 20 Prozent wachsen. Die stärksten Zuwächse sehen wir in den GUS-Ländern, auch auf Grund der getätigten Akquisitionen. 2006 erwarten wir für die Raiffeisen International Gruppe einen gegenüber 2005 deutlich höheren Jahresüberschuss.

Das dichte Netzwerk mit mehr als 2.400 Geschäftsstellen in den 16 Märkten sowie den zwei Repräsentanzen macht uns zu einer der führenden Bankengruppen für Osteuropa. Unsere hervorragende Marktstellung ist eine gute Basis, um das nachhaltige Potenzial optimal ausschöpfen zu können und dadurch weiterhin starkes organisches Wachstum zu generieren.

Ereignisse nach dem Bilanzstichtag

Akquisition der russischen Impexbank

Am 31. Jänner 2006 unterzeichnete die Raiffeisen International Bank-Holding AG den Vertrag zum Erwerb von 100 Prozent der russischen *JSC Impexbank*. Der Kaufpreis wird bis zu USD 550 Millionen betragen, zuzüglich einer möglichen Preisanpassung durch die Neubewertung einer Immobilie. Der Erwerb steht noch unter dem Vorbehalt eines erfolgreichen Closings, insbesondere auch der Zustimmung der zuständigen Behörden, wie der Finanzmarktaufsicht, der Central Bank of Russia und der Wettbewerbsbehörden in Russland und Österreich. Die Akquisition würde eine Beschleunigung der bestehenden Retail-Strategie der Raiffeisen International in Russland bedeuten. Mit der Übernahme der Impexbank würde die Raiffeisen International zur größten ausländischen Bankengruppe in Russland aufsteigen.

Die Impexbank wurde 1993 gegründet und ist im Besitz von sieben russischen Unternehmen. Sie ist primär auf die Betreuung von Privatkunden sowie kleineren und mittleren Unternehmen ausgerichtet, die sie über ihr landesweites Netz von etwa 190 Filialen und Büros sowie 350 Vertriebsstellen betreut. Die Impexbank wies im ersten Halbjahr 2005 eine Bilanzsumme von € 1,2 Milliarden sowie einen Periodenüberschuss nach Steuern von € 9,0 Millionen auf und beschäftigte rund 4.300 Mitarbeiter.

Auftragsbedingungen

Allgemeine Auftragsbedingungen für Wirtschaftstreuhandberufe (AAB)

Festgestellt vom Arbeitskreis für Honorarfragen und Auftragsbedingungen bei der Kammer der Wirtschaftstreuhänder und zur Anwendung empfohlen vom Vorstand der Kammer der Wirtschaftstreuhänder mit Beschluss vom 8.3.2000, adaptiert vom Arbeitskreis für Honorarfragen und Auftragsbedingungen am 23.5.2002 und am 21.10.2004.

Präambel

(1) Diese Allgemeinen Auftragsbedingungen für Wirtschaftstreuhandberufe gliedern sich in drei Teile: Der I.Teil betrifft Verträge, die als Werkverträge anzusehen sind, mit Ausnahme von Verträgen über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und der Abgabenverrechnung; der II.Teil betrifft Werkverträge über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und der Abgabenverrechnung; der III.Teil hat Verträge, die nicht Werkverträge darstellen und der IV.Teil hat Verbrauchergeschäfte zum Gegenstand.

(2) Für alle Teile der Auftragsbedingungen gilt, dass, falls einzelne Bestimmungen unwirksam sein sollten, dies die Wirksamkeit der übrigen Bestimmungen nicht berührt. Die unwirksame Bestimmung ist durch eine gültige, die dem angestrebten Ziel möglichst nahe kommt, zu ersetzen.

(3) Für alle Teile der Auftragsbedingungen gilt weiters, dass der zur Ausübung eines Wirtschaftstreuhandberufes Berechtigte verpflichtet ist, bei der Erfüllung der vereinbarten Leistung nach den Grundsätzen ordnungsgemäßer Berufsausübung vorzugehen. Er ist berechtigt, sich zur Durchführung des Auftrages hiefür geeigneter Mitarbeiter zu bedienen.

(4) Für alle Teile der Auftragsbedingungen gilt schließlich, dass ausländisches Recht vom Berufsberechtigten nur bei ausdrücklicher schriftlicher Vereinbarung zu berücksichtigen ist.

I.TEIL

1. Geltungsbereich

(1) Die Auftragsbedingungen des I. Teiles gelten für Verträge über (gesetzliche und freiwillige) Prüfungen mit und ohne Bestätigungsvermerk, Gutachten, gerichtliche Sachverständigentätigkeit, Erstellung von Jahres- und anderen Abschlüssen, Steuerberatungstätigkeit und über andere im Rahmen eines Werkvertrages zu erbringende Tätigkeiten mit Ausnahme der Führung der Bücher, der Vornahme der Personalsachbearbeitung und der Abgabenverrechnung.

(2) Die Auftragsbedingungen gelten, wenn ihre Anwendung ausdrücklich oder stillschweigend vereinbart ist. Darüber hinaus sind sie mangels anderer Vereinbarung Auslegungsbehelf.

(3) Punkt 8 gilt auch gegenüber Dritten, die vom Beauftragten zur Erfüllung des Auftrages im Einzelfall herangezogen werden.

2. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Berufsberechtigte nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen. Dies gilt auch für abgeschlossene Teile eines Auftrages.

(3) Ein vom Berufsberechtigten bei einer Behörde (z.B. Finanzamt, Sozialversicherungsträger) elektronisch eingereichtes Anbringen ist als nicht von ihm beziehungsweise vom übermittelnden Bevollmächtigten unterschrieben anzusehen.

3. Aufklärungspflicht des Auftraggebers; Vollständigkeitserklärung

(1) Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Berufsberechtigten bekannt werden.

(2) Der Auftraggeber hat dem Berufsberechtigten die Vollständigkeit der vorgelegten Unterlagen sowie der gegebenen Auskünfte und Erklärungen im Falle von Prüfungen, Gutachten und Sachverständigentätigkeit schriftlich zu bestätigen. Diese Vollständigkeitserklärung kann auf den berufsüblichen Formularen abgegeben werden.

(3) Wenn bei der Erstellung von Jahresabschlüssen und anderen Abschlüssen vom Auftraggeber erhebliche Risken nicht bekannt gegeben worden sind, bestehen für den Auftragnehmer insoweit keinerlei Ersatzpflichten.

4. Sicherung der Unabhängigkeit

Der Auftraggeber ist verpflichtet, alle Vorkehrungen zu treffen, um zu verhindern, dass die Unabhängigkeit der Mitarbeiter des Berufsberechtigten gefährdet wird, und hat selbst jede Gefährdung dieser Unabhängigkeit zu unterlassen. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung

(1) Bei Prüfungen und Gutachten ist, soweit nichts anderes vereinbart wurde, ein schriftlicher Bericht zu erstatten.

(2) Gibt der Berufsberechtigte über die Ergebnisse seiner Tätigkeit eine schriftliche Äußerung ab, so haftet er für mündliche Erklärungen über diese Ergebnisse nicht. Für schriftlich nicht bestätigte Erklärungen und Auskünfte von Mitarbeitern haftet der Berufsberechtigte nicht.

6. Schutz des geistigen Eigentums des Berufsberechtigten

(1) Der Auftraggeber ist verpflichtet, dafür zu sorgen, dass die im Rahmen des Auftrages vom Berufsberechtigten erstellten Berichte, Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Berechnungen und dergleichen nur für Auftragszwecke (z.B. gemäß § 44 Abs 3 EStG 1988) verwendet werden. Im Übrigen bedarf die Weitergabe beruflicher Äußerungen des Berufsberechtigten an einen Dritten zur Nutzung der schriftlichen Zustimmung des Berufsberechtigten.

(2) Die Verwendung beruflicher Äußerungen des Berufsberechtigten zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Berufsberechtigten zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

(3) Dem Berufsberechtigten verbleibt an seinen Leistungen das Urheberrecht. Die Einräumung von Werknutzungsbewilligungen bleibt der schriftlichen Zustimmung des Berufsberechtigten vorbehalten.

7. Mängelbeseitigung

(1) Der Berufsberechtigte ist berechtigt und verpflichtet, nachträglich hervorkommende Unrichtigkeiten und Mängel in seiner beruflichen Äußerung zu beseitigen, und verpflichtet, den Auftraggeber hievon unverzüglich zu verständigen. Er ist berechtigt, auch über die ursprüngliche Äußerung informierte Dritte von der Änderung zu verständigen.

(2) Der Auftraggeber hat Anspruch auf die kostenlose Beseitigung von Unrichtigkeiten, sofern diese durch den Auftragnehmer zu vertreten sind; dieser Anspruch erlischt sechs Monate nach erbrachter Leistung des Berufsberechtigten bzw. - falls eine schriftliche Äußerung nicht abgegeben wird - sechs Monate nach Beendigung der beanstandeten Tätigkeit des Berufsberechtigten.

(3) Der Auftraggeber hat bei Fehlschlägen der Nachbesserung etwaiger Mängel Anspruch auf Minderung. Soweit darüber hinaus Schadenersatzansprüche bestehen, gilt Punkt 8.

8. Haftung

(1) Der Berufsberechtigte haftet nur für vorsätzliche und grob fahrlässig verschuldete Verletzung der übernommenen Verpflichtungen.

(2) Im Falle grober Fahrlässigkeit ist die Ersatzpflicht des Berufsberechtigten über die Mindestversicherungssumme der Berufshaftpflichtversicherung gemäß § 11 Wirtschaftstreuhand-berufsgesetz (WTBG), BGBl I Nr.58/1999 hinaus auf das Neunfache dieser Mindestversicherungssumme begrenzt.

(3) Jeder Schadenersatzanspruch kann nur innerhalb von sechs Monaten nachdem der oder die Anspruchsberechtigten von dem Schaden Kenntnis erlangt haben, spätestens aber innerhalb von drei Jahren nach dem anspruchsbegründenden Ereignis gerichtlich geltend gemacht werden, soferne nicht in gesetzlichen Vorschriften zwingend andere Verjährungsfristen festgesetzt sind.

(4) Gilt für Tätigkeiten § 275 HGB kraft zwingenden Rechtes, so gelten statt der vorstehenden Absätze die Haftungsnormen des §275 HGB, und zwar auch dann, wenn an der Durchführung des Auftrages mehrere Personen beteiligt gewesen oder mehrere zum Ersatz verpflichtende Handlungen begangen worden sind, und ohne Rücksicht darauf, ob andere Beteiligte vorsätzlich gehandelt haben.

(5) In Fällen, in denen ein förmlicher Bestätigungsvermerk erteilt wird, beginnt die Verjährungsfrist spätestens mit Erteilung des Bestätigungsvermerkes zu laufen.

(6) Wird die Tätigkeit unter Einschaltung eines Dritten, z.B. eines datenverarbeitenden Unternehmens, durchgeführt und der Auftraggeber hievon benachrichtigt, so gelten nach Gesetz und den Bedingungen des Dritten entstehende Gewährleistungs- und Schadenersatzansprüche gegen den Dritten als an den Auftraggeber abgetreten. Der Berufsberechtigte haftet nur für Verschulden bei der Auswahl des Dritten.

(7) Eine Haftung des Berufsberechtigten einem Dritten gegenüber wird bei Weitergabe beruflicher Äußerungen durch den Auftraggeber ohne Zustimmung oder Kenntnis des Berufsberechtigten nicht begründet.

(8) Die vorstehenden Bestimmungen gelten nicht nur im Verhältnis zum Auftraggeber, sondern auch gegenüber Dritten, soweit ihnen der Berufsberechtigte ausnahmsweise doch für seine Tätigkeit haften sollte. Die Haftungshöchstsumme gilt nur insgesamt einmal für alle Geschädigten, einschließlich der Ersatzansprüche des Auftraggebers selbst, auch wenn mehrere Personen (der Auftraggeber und ein Dritter oder auch mehrere Dritte) geschädigt worden sind; Geschädigte werden nach ihrem Zuvorkommen befriedigt.

9. Verschwiegenheitspflicht, Datenschutz

(1) Der Berufsberechtigte ist gemäß § 91 WTBG verpflichtet, über alle Angelegenheiten, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, es sei denn, dass der Auftraggeber ihn von dieser Schweigepflicht entbindet oder gesetzliche Äußerungspflichten entgegen stehen.

(2) Der Berufsberechtigte darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen, es sei denn, dass eine gesetzliche Verpflichtung hiezu besteht.

(3) Der Berufsberechtigte ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftrages zu verarbeiten oder durch Dritte gemäß Punkt 8 Abs 6 verarbeiten zu lassen. Der Berufsberechtigte gewährleistet gemäß § 15 Datenschutzgesetz die Verpflichtung zur Wahrung des Datengeheimnisses. Dem Berufsberechtigten überlassenes Material (Datenträger, Daten, Kontrollzahlen, Analysen und Programme) sowie alle Ergebnisse aus der Durchführung der Arbeiten werden grundsätzlich dem Auftraggeber gemäß § 11 Datenschutzgesetz zurückgegeben, es sei denn, dass ein schriftlicher Auftrag seitens des Auftraggebers vorliegt, Material bzw. Ergebnis an Dritte weiterzugeben. Der Berufsberechtigte verpflichtet sich, Vorsorge zu treffen, dass der Auftraggeber seiner Auskunftspflicht laut § 26 Datenschutzgesetz nachkommen kann. Die dazu notwendigen Aufträge des Auftraggebers sind schriftlich an den Berufsberechtigten weiterzugeben. Sofern für solche Auskunftsarbeiten kein Honorar vereinbart wurde, ist nach tatsächlichem Aufwand an den Auftraggeber zu verrechnen. Der Verpflichtung zur Information der Betroffenen bzw. Registrierung im Datenverarbeitungsregister hat der Auftraggeber nachzukommen, soferne nichts Anderes ausdrücklich schriftlich vereinbart wurde.

10. Kündigung

(1) Soweit nicht etwas Anderes schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist, können die Vertragspartner den Vertrag jederzeit mit sofortiger Wirkung kündigen. Der Honoraranspruch bestimmt sich nach Punkt 12.

(2) Ein - im Zweifel stets anzunehmender - Dauerauftrag (auch mit Pauschalvergütung) kann allerdings, soweit nichts Anderes schriftlich vereinbart ist, ohne Vorliegen eines wichtigen Grundes (vergleiche § 88 Abs 4 WTBG) nur unter Einhaltung einer Frist von drei Monaten zum Ende eines Kalendermonats gekündigt werden.

(3) Bei einem gekündigten Dauerauftragsverhältnis zählen - außer in Fällen des Abs 5 - nur jene einzelnen Werke zum verbleibenden Auftragsstand, deren vollständige oder überwiegende Ausführung innerhalb der Kündigungsfrist möglich ist, wobei Jahresabschlüsse und Jahressteuererklärungen innerhalb von 2 Monaten nach Bilanzstichtag als überwiegend ausführbar anzusehen sind. Diesfalls sind sie auch tatsächlich innerhalb berufsüblicher Frist fertigzustellen, soferne sämtliche erforderlichen Unterlagen unverzüglich zur Verfügung gestellt werden und soweit nicht ein wichtiger Grund iSd § 88 Abs 4 WTBG vorliegt.

(4) Im Falle der Kündigung gemäß Abs 2 ist dem Auftraggeber innerhalb Monatsfrist schriftlich bekannt zu geben, welche Werke im Zeitpunkt der Kündigung des Auftragsverhältnisses noch zum fertig zu stellenden Auftragsstand zählen.

(5) Unterbleibt die Bekanntgabe von noch auszuführenden Werken innerhalb dieser Frist, so gilt der Dauerauftrag mit Fertigstellung der zum Zeitpunkt des Einlangens der Kündigungserklärung begonnenen Werke als beendet.

(6) Wären bei einem Dauerauftragsverhältnis im Sinne der Abs 2 und 3 - gleichgültig aus welchem Grunde - mehr als 2 gleichartige, üblicherweise nur einmal jährlich zu erstellende Werke (z.B. Jahresabschlüsse, Steuererklärungen etc.) fertig zu stellen, so zählen die darüber hinaus gehenden Werke nur bei ausdrücklichem Einverständnis des Auftraggebers zum verbleibenden Auftragsstand. Auf diesen Umstand ist der Auftraggeber in der Mitteilung gemäß Abs 4 gegebenenfalls ausdrücklich hinzuweisen.

11. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Berufsberechtigten angebotenen Leistung in Verzug oder unterlässt der Auftraggeber eine ihm nach Punkt 3 oder sonstwie obliegende Mitwirkung, so ist der Berufsberechtigte zur fristlosen Kündigung des Vertrages berechtigt. Seine Honoraransprüche bestimmen sich nach Punkt 12. Annahmeverzug sowie unterlassene Mitwirkung seitens des Auftraggebers begründen auch dann den Anspruch des Berufsberechtigten auf Ersatz der ihm hiedurch entstandenen Mehraufwendungen sowie des verursachten Schadens, wenn der Berufsberechtigte von seinem Kündigungsrecht keinen Gebrauch macht.

12. Honoraranspruch

(1) Unterbleibt die Ausführung des Auftrages (z.B. wegen Kündigung), so gebührt dem Berufsberechtigten gleichwohl das vereinbarte Entgelt, wenn er zur Leistung bereit war und durch Umstände, deren Ursache auf Seiten des Bestellers liegen, daran verhindert worden ist (§ 1168 ABGB); der Berufsberechtigte braucht sich in diesem Fall nicht anrechnen zu lassen, was er durch anderweitige Verwendung seiner und seiner Mitarbeiter Arbeitskraft erwirbt oder zu erwerben unterlässt.

(2) Unterbleibt eine zur Ausführung des Werkes erforderliche Mitwirkung des Auftraggebers, so ist der Berufsberechtigte auch berechtigt, ihm zur Nachholung eine angemessene Frist zu setzen mit der Erklärung, dass nach fruchtlosem Verstreichen der Frist der Vertrag als aufgehoben gelte, im Übrigen gelten die Folgen des Abs 1.

(3) Kündigt der Berufsberechtigte ohne wichtigen Grund zur Unzeit, so hat er dem Auftraggeber den daraus entstandenen Schaden nach Maßgabe des Punktes 8 zu ersetzen.

(4) Ist der Auftraggeber - auf die Rechtslage hingewiesen - damit einverstanden, dass sein bisheriger Vertreter den Auftrag

ordnungsgemäß zu Ende führt, so ist der Auftrag auch auszuführen.

13. Honorar

Soferne nicht ausdrücklich Unentgeltlichkeit, aber auch nichts Anderes vereinbart ist, richtet sich die Höhe des Honorars gemäß §1152 ABGB nach dem angemessenen Entgelt, als das die vom Arbeitskreis für Honorarfragen und Auftragsbedingungen bei der Kammer der Wirtschaftstreuhänder gesammelten allgemeinen Honorargrundsätze angesehen werden.

14. Sonstiges

(1) Der Berufsberechtigte hat neben der angemessenen Gebühren- oder Honorarforderung Anspruch auf Ersatz seiner Auslagen. Er kann entsprechende Vorschüsse verlangen und die Auslieferung des Leistungsergebnisses von der vollen Befriedigung seiner Ansprüche abhängig machen. Auf das gesetzliche Zurückbehaltungsrecht (§ 471 ABGB, § 369 HGB) wird in diesem Zusammenhang verwiesen. Wird das Zurückbehaltungsrecht zu Unrecht ausgeübt, haftet der Berufsberechtigte im Falle leichter Fahrlässigkeit nicht, bei grober Fahrlässigkeit nur bis zur Höhe seiner noch offenen Forderung. Bei Dauerverträgen darf die Erbringung weiterer Leistungen bis zur Bezahlung früherer Leistungen verweigert werden. Bei Vereinbarung von Teilleistungen und Teilhonorierung gilt dies sinngemäß.

(2) Eine Beanstandung der Arbeiten des Berufsberechtigten berechtigt, außer bei offenkundigen wesentlichen Mängeln, nicht zur Zurückhaltung der ihm nach Abs 1 zustehenden Vergütungen.

(3) Eine Aufrechnung gegen Forderungen des Berufsberechtigten auf Vergütungen nach Abs 1 ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

(4) Der Berufsberechtigte hat auf Verlangen und Kosten des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlass seiner Tätigkeit von diesem erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Berufsberechtigten und seinem Auftraggeber und für die Schriftstücke, die dieser in Urschrift besitzt und für Schriftstücke, die einer Aufbewahrungspflicht nach der Geldwäscherichtlinie unterliegen. Der Berufsberechtigte kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen. Der Auftraggeber hat hiefür die Kosten insoweit zu tragen als diese Abschriften oder Fotokopien zum nachträglichen Nachweis der ordnungsgemäßen Erfüllung der Berufspflichten des Berufsberechtigten erforderlich sein könnten.

(5) Der Auftraggeber hat die dem Berufsberechtigten übergebenen Unterlagen nach Abschluss der Arbeiten binnen 3 Monaten abzuholen. Bei Nichtabholung übergebener Unterlagen kann der Berufsberechtigte nach zweimaliger nachweislicher Aufforderung an den Auftraggeber, übergebene Unterlagen abzuholen, diese auf dessen Kosten zurückstellen und/oder Depotgebühren in Rechnung stellen.

(6) Der Berufsberechtigte ist berechtigt, fällige Honorarforderungen mit etwaigen Depotguthaben, Verrechnungsgeldern, Treuhandgeldern oder anderen in seiner Gewahrsame befindlichen liquiden Mitteln auch bei ausdrücklicher Inverwahrungnahme zu kompensieren, sofern der Auftraggeber mit einem Gegenanspruch des Berufsberechtigen rechnen musste.

(7) Zur Sicherung einer bestehenden oder künftigen Honorarforderung ist der Berufsberechtigte berechtigt, ein finanzamtliches Guthaben oder ein anderes Abgaben- oder Beitragsguthaben des Auftraggebers auf ein Anderkonto zu transferieren. Diesfalls ist der Auftraggeber vom erfolgten Transfer zu verständigen. Danach kann der sichergestellte Betrag entweder im Einvernehmen mit dem Auftraggeber oder bei Vollstreckbarkeit der Honorarforderung eingezogen werden.

15. Anzuwendendes Recht, Erfüllungsort, Gerichtsstand

(1) Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur österreichisches Recht.

(2) Erfüllungsort ist der Ort der beruflichen Niederlassung des Berufsberechtigten.

(3) Für Streitigkeiten ist das Gericht des Erfüllungsortes zuständig.

16. Ergänzende Bestimmungen für Prüfungen

(1) Bei Abschlussprüfungen, die mit dem Ziel der Erteilung eines förmlichen Bestätigungsvermerkes durchgeführt werden (wie z.B. §§ 268ff HGB) erstreckt sich der Auftrag, soweit nicht anderweitige schriftliche Vereinbarungen getroffen worden sind, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z.B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Devisenrechts, eingehalten sind. Die Abschlussprüfung erstreckt sich auch nicht auf die Prüfung der Führung der Geschäfte hinsichtlich Sparsamkeit, Wirtschaftlichkeit und Zweckmäßigkeit. Im Rahmen der Abschlussprüfung besteht auch keine Verpflichtung zur Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten.

(2) Bei Abschlussprüfungen ist der Jahresabschluss, wenn ihm der uneingeschränkte oder eingeschränkte Bestätigungsvermerk beigesetzt werden kann, mit jenem Bestätigungsvermerk zu versehen, der der betreffenden Unternehmensform entspricht.

(3) Wird ein Jahresabschluss mit dem Bestätigungsvermerk des Prüfers veröffentlicht, so darf dies nur in der vom Prüfer bestätigten oder in einer von ihm ausdrücklich zugelassenen anderen Form erfolgen.

(4) Widerruft der Prüfer den Bestätigungsvermerk, so darf dieser nicht weiterverwendet werden. Wurde der Jahresabschluss mit dem Bestätigungsvermerk veröffentlicht, so ist auch der Widerruf zu veröffentlichen.

(5) Für sonstige gesetzliche und freiwillige Abschlussprüfungen sowie für andere Prüfungen gelten die obigen Grundsätze sinngemäß.

17. Ergänzende Bestimmungen für die Erstellung von Jahres- und anderen Abschlüssen, für Beratungstätigkeit und andere im Rahmen eines Werkvertrages zu erbringende Tätigkeiten

(1) Der Berufsberechtigte ist berechtigt, bei obgenannten Tätigkeiten die Angaben des Auftraggebers, insbesondere Zahlenangaben, als richtig anzunehmen. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen. Der Auftraggeber hat dem Berufsberechtigten alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, dass dem Berufsberechtigten eine angemessene Bearbeitungszeit, mindestens jedoch eine Woche, zur Verfügung steht.

(2) Mangels einer anderweitigen schriftlichen Vereinbarung umfasst die Beratungstätigkeit folgende Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommen- oder Körperschaftsteuer und zwar auf Grund der vom Auftraggeber vorzulegenden oder vom Auftragnehmer erstellten Jahresabschlüsse und sonstiger, für die Besteuerung erforderlichen Aufstellungen und Nachweise.
b) Prüfung der Bescheide zu den unter a) genannten Erklärungen.
c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden.
d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern.
e) Mitwirkung im Rechtsmittelverfahren hinsichtlich der unter a) genannten Steuern. Erhält der Berufsberechtigte für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter d) und e) genannten Tätigkeiten gesondert zu honorieren.

(3) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer und Einheitsbewertung sowie aller Fragen der Umsatzsteuer, Lohnsteuer und sonstiger Steuern und Abgaben erfolgt nur auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z.B. auf dem Gebiet der Erbschaftssteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,
b) die Verteidigung und die Beiziehung zu dieser im Finanzstrafverfahren,
c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Gründung, Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerungen, Liquidation, betriebswirtschaftliche Beratung und andere Tätigkeiten gemäß §§ 3 bis 5 WTBG,
d) die Verfassung der Eingaben zum Firmenbuch im Zusammenhang mit Jahresabschlüssen einschließlich der erforderlichen Evidenzführungen.

(4) Soweit die Ausarbeitung der Umsatzsteuerjahreserklärung zum übernommenen Auftrag zählt, gehört dazu nicht die

Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Prüfung, ob alle in Betracht kommenden umsatzsteuerrechtlichen Begünstigungen wahrgenommen worden sind, es sei denn, hierüber besteht eine nachweisliche Beauftragung.

(5) Vorstehende Absätze gelten nicht bei Sachverständigentätigkeit.

II. TEIL

18. Geltungsbereich

Die Auftragsbedingungen des II. Teiles gelten für Werkverträge über die Führung der Bücher, die Vornahme der Personalsachbearbeitung und die Abgabenverrechnung.

19. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Der Berufsberechtigte ist berechtigt, die ihm erteilten Auskünfte und übergebenen Unterlagen des Auftraggebers, insbesondere Zahlenangaben, als richtig und vollständig anzusehen und der Buchführung zu Grunde zu legen. Der Berufsberechtigte ist ohne gesonderten schriftlichen Auftrag nicht verpflichtet, Unrichtigkeiten fest zu stellen. Stellt er allerdings Unrichtigkeiten fest, so hat er dies dem Auftraggeber bekannt zu geben.

(3) Falls für die im Punkt 18 genannten Tätigkeiten ein Pauschalhonorar vereinbart ist, so sind mangels anderweitiger schriftlicher Vereinbarung die Vertretungstätigkeit im Zusammenhang mit abgaben- und beitragsrechtlichen Prüfungen aller Art einschließlich der Abschluss von Vergleichen über Abgabenbemessungs- oder Beitragsgrundlagen, Berichterstattung, Rechtsmittelerhebung uä gesondert zu honorieren.

(4) Die Bearbeitung besonderer Einzelfragen im Zusammenhang mit den im Punkt 18 genannten Tätigkeiten, insbesondere Feststellungen über das prinzipielle Vorliegen einer Pflichtversicherung, erfolgt nur aufgrund eines besonderen Auftrages und ist nach dem I. oder III. Teil der vorliegenden Auftragsbedingungen zu beurteilen.

(5) Ein vom Berufsberechtigten bei einer Behörde (z.B. Finanzamt, Sozialversicherungsträger) elektronisch eingereichtes Anbringen ist als nicht von ihm beziehungsweise vom übermittelnden Bevollmächtigten unterschrieben anzusehen.

20. Mitwirkungspflicht des Auftraggebers

Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle für die Führung der Bücher, die Vornahme der Personalsachbearbeitung und die Abgabenverrechnung notwendigen Auskünfte und Unterlagen zum vereinbarten Termin zur Verfügung stehen.

21. Kündigung

(1) Soweit nicht etwas Anderes schriftlich vereinbart ist, kann der Vertrag ohne Angabe von Gründen von jedem der Vertragspartner unter Einhaltung einer dreimonatigen Kündigungsfrist zum Ende eines Kalendermonats gekündigt werden.

(2) Kommt der Auftraggeber seiner Verpflichtung gemäß Punkt 20 wiederholt nicht nach, berechtigt dies den Berufsberechtigten zu sofortiger fristloser Kündigung des Vertrages.

(3) Kommt der Berufsberechtigte mit der Leistungserstellung aus Gründen in Verzug, die er allein zu vertreten hat, so berechtigt dies den Auftraggeber zu sofortiger fristloser Kündigung des Vertrages.

(4) Im Falle der Kündigung des Auftragsverhältnisses zählen nur jene Werke zum Auftragsstand, an denen der Auftragnehmer bereits arbeitet oder die überwiegend in der Kündigungsfrist fertig gestellt werden können und die er binnen eines Monats nach der Kündigung bekannt gibt.

22. Honorar und Honoraranspruch

(1) Sofern nichts Anderes schriftlich vereinbart ist, gilt das Honorar als jeweils für ein Auftragsjahr vereinbart.

(2) Bei Vertragsauflösung gemäß Punkt 21 Abs 2 behält der Berufsberechtigte den vollen Honoraranspruch für drei Monate. Dies gilt auch bei Nichteinhaltung der Kündigungsfrist durch den Auftraggeber.

(3) Bei Vertragsauflösung gemäß Punkt 21 Abs 3 hat der Berufsberechtigte nur Anspruch auf Honorar für seine bisherigen Leistungen, sofern sie für den Auftraggeber verwertbar sind.

(4) Ist kein Pauschalhonorar vereinbart, richtet sich die Höhe des Honorars gemäß Abs 2 nach dem Monatsdurchschnitt des laufenden Auftragsjahres bis zur Vertragsauflösung.

(5) Soferne nicht ausdrücklich Unentgeltlichkeit aber auch nichts Anderes vereinbart ist, richtet sich die Höhe des Honorars gemäß § 1152 ABGB nach dem angemessenen Entgelt, als das die vom Arbeitskreis für Honorarfragen und Auftragsbedingungen bei der Kammer der Wirtschaftstreuhänder gesammelten allgemeinen Honorargrundsätze angesehen werden.

23. Sonstiges

Im Übrigen gelten Punkt 1 Abs 2, Punkt 4, Punkt 6, Punkt 7, Punkt 8, Punkt 9, Punkt 14 und Punkt 15 des I. Teiles der Auftragsbedingungen sinngemäß.

III. TEIL

24. Geltungsbereich

(1) Die Auftragsbedingungen des III. Teiles gelten für alle in den vorhergehenden Teilen nicht erwähnten Verträge, die nicht als Werkverträge anzusehen sind und nicht mit in den vorhergehenden Teilen erwähnten Verträgen in Zusammenhang stehen.

(2) Insbesondere gilt der III. Teil der Auftragsbedingungen für Verträge über einmalige Teilnahme an Verhandlungen, für Tätigkeiten als Organ im Insolvenzverfahren, für Verträge über einmaliges Einschreiten und über Bearbeitung der in Punkt 17 Abs 3 erwähnten Einzelfragen ohne Vorliegen eines Dauervertrages.

25. Umfang und Ausführung des Auftrages

(1) Auf die Absätze 3 und 4 der Präambel wird verwiesen.

(2) Der Berufsberechtigte ist berechtigt und verpflichtet, die ihm erteilten Auskünfte und übergebenen Unterlagen des Auftraggebers, insbesondere Zahlenangaben, als richtig und vollständig anzusehen. Er hat im Finanzstrafverfahren die Rechte des Auftraggebers zu wahren.

(3) Der Berufsberechtigte ist ohne gesonderten schriftlichen Auftrag nicht verpflichtet, Unrichtigkeiten fest zu stellen. Stellt er allerdings Unrichtigkeiten fest, so hat er dies dem Auftraggeber bekannt zu geben.

26. Mitwirkungspflicht des Auftraggebers

Der Auftraggeber hat dafür zu sorgen, dass dem Berufsberechtigten auch ohne dessen besondere Aufforderung alle notwendigen Auskünfte und Unterlagen rechtzeitig zur Verfügung stehen.

27. Kündigung

Soweit nicht etwas Anderes schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist, können die Vertragspartner den Vertrag jederzeit mit sofortiger Wirkung kündigen (§ 1020 ABGB).

28. Honorar und Honoraranspruch

(1) Soferne nicht ausdrücklich Unentgeltlichkeit aber auch nichts Anderes vereinbart ist, richtet sich die Höhe des Honorars gemäß § 1152 ABGB nach dem angemessenen Entgelt, als das die vom Arbeitskreis für Honorarfragen und Auftragsbedingungen bei der Kammer der Wirtschaftstreuhänder gesammelten allgemeinen Honorargrundsätze angesehen werden.

(2) Im Falle der Kündigung ist der Honoraranspruch nach den bereits erbrachten Leistungen, soferne sie für den Auftraggeber verwertbar sind, zu aliquotieren.

29. Sonstiges

Die Verweisungen des Punktes 23 auf Bestimmungen des I. Teiles der Auftragsbedingungen gelten sinngemäß.

IV. TEIL

30. Geltungsbereich

Die Auftragsbedingungen des IV. Teiles gelten ausschließlich für Verbrauchergeschäfte gemäß Konsumentenschutzgesetz (Bundesgesetz vom 8.3.1979/BGBl Nr.140 in der derzeit gültigen Fassung).

31. Ergänzende Bestimmungen

(1) Für Verträge zwischen Berufsberechtigten und Verbrauchern gelten die zwingenden Bestimmungen des Konsumentenschutzgesetzes.

(2) Der Berufsberechtigte haftet nur für vorsätzliche und grob fahrlässig verschuldete Verletzung der übernommenen Verpflichtungen.

(3) Anstelle der im Punkt 8 Abs 2 AAB normierten Begrenzung ist auch im Falle grober Fahrlässigkeit die Ersatzpflicht des Berufsberechtigten nicht begrenzt.

(4) Punkt 8 Abs 3 AAB (Geltendmachung der Schadenersatzansprüche innerhalb einer bestimmten Frist) gilt nicht.

(5) **Rücktrittsrecht gemäß § 3 KSchG**

Hat der Verbraucher seine Vertragserklärung nicht in den vom Berufsberechtigten dauernd benützten Kanzleiräumen abgegeben, so kann er von seinem Vertragsantrag oder vom Vertrag zurücktreten. Dieser Rücktritt kann bis zum Zustandekommen des Vertrages oder danach binnen einer Woche erklärt werden; die Frist beginnt mit der Ausfolgung einer Urkunde, die zumindest den Namen und die Anschrift des Berufsberechtigten sowie eine Belehrung über das Rücktrittsrecht enthält, an den Verbraucher, frühestens jedoch mit dem Zustandekommen des Vertrages zu laufen.

Das Rücktrittsrecht steht dem Verbraucher nicht zu,

1. wenn er selbst die geschäftliche Verbindung mit dem Berufsberechtigten oder dessen Beauftragten zwecks Schließung dieses Vertrages angebahnt hat,

2. wenn dem Zustandekommen des Vertrages keine Besprechungen zwischen den Beteiligten oder ihren Beauftragten vorangegangen sind oder

3. bei Verträgen, bei denen die beiderseitigen Leistungen sofort zu erbringen sind, wenn sie üblicherweise vom Berufsberechtigten außerhalb ihrer Kanzleiräume geschlossen werden und das vereinbarte Entgelt € 15 nicht übersteigt.

Der Rücktritt bedarf zu seiner Rechtswirksamkeit der Schriftform. Es genügt, wenn der Verbraucher ein Schriftstück, das seine Vertragserklärung oder die des Unternehmens enthält, dem Berufsberechtigten mit einem Vermerk zurückstellt, der erkennen läßt, dass der Verbraucher das Zustandekommen oder die Aufrechterhaltung des Vertrages ablehnt. Es genügt, wenn die Erklärung innerhalb einer Woche abgesendet wird.

Tritt der Verbraucher gemäß § 3 KSchG vom Vertrag zurück, so hat Zug um Zug

1. der Berufsberechtigte alle empfangenen Leistungen samt gesetzlichen Zinsen vom Empfangstag an zurückzuerstatten und den vom Verbraucher auf die Sache gemachten notwendigen und nützlichen Aufwand zu ersetzen,

2. der Verbraucher dem Berufsberechtigten den Wert der Leistungen zu vergüten, soweit sie ihm zum klaren und überwiegenden Vorteil gereichen.

Gemäß § 4 Abs 3 KSchG bleiben Schadenersatzansprüche unberührt.

(6) **Kostenvoranschläge gemäß § 5 KSchG**

Für die Erstellung eines Kostenvoranschlages im Sinn des § 1170a ABGB durch den Berufsberechtigten hat der Verbraucher ein Entgelt nur dann zu zahlen, wenn er vorher auf diese Zahlungspflicht hingewiesen worden ist.

Wird dem Vertrag ein Kostenvoranschlag des Berufsberechtigten zugrunde gelegt, so gilt dessen Richtigkeit als gewährleistet, wenn nicht das Gegenteil ausdrücklich erklärt ist.

(7) **Mängelbeseitigung: Punkt 7 wird ergänzt**

Ist der Berufsberechtigte nach § 932 ABGB verpflichtet, seine Leistungen zu verbessern oder Fehlendes nachzutragen, so hat er diese Pflicht zu erfüllen, an dem Ort, an dem die Sache übergeben worden ist. Ist es für den Verbraucher tunlich, die Werke und Unterlagen vom Berufsberechtigten gesendet zu erhalten, so kann dieser diese Übersendung auf seine Gefahr und Kosten vornehmen.

(8) **Gerichtsstand: Anstelle Punkt 15 Abs 3:**

Hat der Verbraucher im Inland seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt oder ist er im Inland beschäftigt, so kann für eine Klage gegen ihn nach den §§ 88, 89, 93 Abs 2 und 104 Abs1 JN nur die Zuständigkeit eines Gerichtes begründet werden, in dessen Sprengel der Wohnsitz, der gewöhnliche Aufenthalt oder der Ort der Beschäftigung liegt.

(9) **Verträge über wiederkehrende Leistungen**

(a) Verträge, durch die sich der Berufsberechtigte zu Werkleistungen und der Verbraucher zu wiederholten Geldzahlungen verpflichten und die für eine unbestimmte oder eine ein Jahr übersteigende Zeit geschlossen worden sind, kann der Verbraucher unter Einhaltung einer zweimonatigen Frist zum Ablauf des ersten Jahres, nachher zum Ablauf jeweils eines halben Jahres kündigen.

(b) Ist die Gesamtheit der Leistungen eine nach ihrer Art unteilbare Leistung, deren Umfang und Preis schon bei der Vertragsschließung bestimmt sind, so kann der erste Kündigungstermin bis zum Ablauf des zweiten Jahres hinausgeschoben werden. In solchen Verträgen kann die Kündigungsfrist auf höchstens sechs Monate verlängert werden.

(c) Erfordert die Erfüllung eines bestimmten, im Abs 1 genannten Vertrages erhebliche Aufwendungen des Berufsberechtigten und hat er dies dem Verbraucher spätestens bei der Vertragsschließung bekannt gegeben, so können den Umständen angemessene, von den Abs 1 und 2 abweichende Kündigungstermine und Kündigungsfristen vereinbart werden.

(d) Eine Kündigung des Verbrauchers, die nicht fristgerecht ausgesprochen worden ist, wird zum nächsten nach Ablauf der Kündigungsfrist liegenden Kündigungstermin wirksam.

Zusätzliche Auftragsbedingungen
hinsichtlich der
Kommunikation mittels elektronischer Datenübertragung
(Internet, e-mail, Fax)

Als Teil der Allgemeinen Auftragsbedingungen für Wirtschaftstreuhandberufe, insbesondere zu Punkt 5, wird zwischen dem Auftraggeber und dem Auftragnehmer folgendes vereinbart:

(1) Alle Auskünfte und Stellungnahmen vom Auftragnehmer und seinen Mitarbeitern sind nur dann verbindlich, wenn sie schriftlich erfolgen oder schriftlich bestätigt werden. Als schriftliche Stellungnahmen gelten nur solche, bei denen eine firmenmäßige Unterfertigung oder zumindest die Vertretung durch einen (kollektivzeichnungsberechtigten) Prokuristen mit einem zweiten Mitarbeiter erfolgt. Als schriftliche Stellungnahmen gelten keinesfalls Auskünfte auf elektronischem Wege, insbesondere auch nicht per e-mail.

(2) Bei elektronischer Übermittlung von Informationen können Übertragungsfehler nicht ausgeschlossen werden. Der Auftragnehmer und seine Mitarbeiter haften nicht für Schäden, die durch Übermittlungsfehler entstehen. Die elektronische Übermittlung (inkl Internet/ e-mail) erfolgt ausschließlich auf Gefahr der Auftraggeber. Dem Auftraggeber ist es bewusst, dass bei der Nutzung des Internet die Geheimhaltung nicht gesichert ist. Weiters sind Änderungen oder Ergänzungen zu Dokumenten, die durch den Auftragnehmer übersandt werden, nur mit ausdrücklicher Zustimmung zulässig.

(3) Der Empfang und die Weiterleitung von Informationen an den Auftragnehmer und seine Mitarbeiter sind bei Verwendung von Telefon, insbesondere in Verbindung mit automatischen Anrufbeantwortungssystemen, Fax, e-mail und anderen elektronischen Kommunikationsmitteln nicht immer sichergestellt. Aufträge und wichtige Informationen gelten daher den Auftragnehmern nur dann als zugegangen, wenn sie auch schriftlich zugegangen sind, es sei denn, es wird im Einzelfall der Empfang ausdrücklich bestätigt. Automatische Übermittlungs- und Lesebestätigungen gelten nicht als solche ausdrückliche Empfangsbestätigungen. Dies gilt insbesondere für die Übermittlung von Bescheiden und anderen Informationen über Fristen. Kritische und wichtige Mitteilungen müssen daher per Post oder Kurier an den Auftragnehmer gesandt werden. Die Übergabe von Schriftstücken an Mitarbeiter außerhalb der Kanzlei gilt nicht als Übergabe.

(4) Der Auftragnehmer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen, es sei denn, dass eine gesetzliche Verpflichtung hiezu besteht.

